                                              Filed Pursuant to Rule 424(b)(1)
                                              Registration No.  333-14107


                              4,000,000 SHARES

                                    LOGO

                            AMSCAN HOLDINGS, INC.

                                COMMON STOCK
                         (PAR VALUE $0.10 PER SHARE)
                          ------------------------

     The shares of Common Stock offered hereby are being sold by the Company. A substantial portion of the net proceeds will be used by the Company to pay subordinated indebtedness outstanding to the Company's principal stockholder. See "Use of Proceeds."

     Prior to this offering, there has been no public market for the Common Stock of the Company. For factors considered in determining the initial public offering price, see "Underwriting."

     SEE "RISK FACTORS" ON PAGE 7 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.

     The Common Stock has been approved for quotation on The Nasdaq Stock Market, Inc. under the symbol "AMSN."
                          ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
      ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                          ------------------------

                                        INITIAL PUBLIC       UNDERWRITING         PROCEEDS TO
                                        OFFERING PRICE       DISCOUNT(1)          COMPANY(2)
                                       ---------------     ---------------      ---------------
Per Share............................       $12.00              $0.84               $11.16
Total(3).............................    $48,000,000          $3,360,000          $44,640,000

------------------

(1) The Company, certain of its operating subsidiaries and its principal stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

(2) Before deducting estimated expenses of $840,000 payable by the Company.

(3) The Company has granted the Underwriters an option for 30 days to purchase up to an additional 600,000 shares at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. If such option is exercised in full, the total initial public offering price, underwriting discount and proceeds to the Company will be $55,200,000, $3,864,000 and $51,336,000, respectively. See
    "Underwriting."
                          ------------------------

     The shares offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York on or about December 24, 1996, against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.  ALEX. BROWN & SONS
                                                         INCORPORATED
                          ------------------------

              The date of this Prospectus is December 18, 1996.

        [GRAPHIC MATERIAL: PHOTOGRAPHS OF THE COMPANY'S FACILITIES IN
           LOUISVILLE, KY, HARRIMAN, NY, CHESTER, NY, ELMSFORD, NY,
                      TEMECULA, CA, CANADA AND EUROPE.]

     The Company intends to furnish its stockholders with annual reports containing audited financial statements and quarterly reports containing unaudited financial statements for each of the first three quarters of each year.
                             ---------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ STOCK MARKET, INC., IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

         [GRAPHIC MATERIAL: PHOTOGRAPHS OF A SELECTION THE COMPANY'S
                      PRODUCTS AND THE COMPANY'S LOGO.]

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the combined financial statements (including the notes thereto) appearing elsewhere in this Prospectus. Unless the context otherwise requires, references herein to the "Company" refer to Amscan Holdings, Inc., a Delaware corporation, and each of its subsidiaries, including those in which the Company owns less than 100% of the capital stock, after the Organization (as defined herein). Except as otherwise noted, the information contained in this Prospectus assumes that the Underwriters' over-allotment option is not exercised. See "Underwriting." The offering of shares of Common Stock described herein is referred to as the "Offering." References herein to fiscal years are to the fiscal years of the Company ended December 31 of the year specified.

                                  THE COMPANY

     The Company is a designer, manufacturer and distributor of seasonal and everyday party goods. With a product line consisting of approximately 14,000 stock keeping units ("sku's"), the Company, through its principal subsidiary, Amscan Inc. and affiliated companies, is a complete source of paper and plastic party goods, including decorative tableware such as plates, cups, napkins and tablecovers, accessories such as invitations and balloons, and novelties such as games and favors. The Company's products are sold in more than 20,000 retail outlets. The Company is a leading supplier to the emerging party goods superstore distribution channel, where it has been able to position itself as a responsive and comprehensive supplier of proprietary, well designed and high quality products. The Company also distributes its products to discount chains, mass merchandisers and specialty retailers. During 1995, the Company generated net sales, income from operations, net income and pro forma net income of $167.4 million, $24.7 million, $17.4 million and $10.8 million, respectively. Net sales, income from operations, net income and pro forma net income have grown at a compound annual rate of 21%, 26%, 29% and 28%, respectively, from 1991 to 1995.

     The Company strives to be an industry leader in the creation and design of party goods. An in-house design staff of approximately 60 persons develops and manages the Company's broad line of party goods for all occasions. The Company currently offers approximately 200 coordinated product ensembles which enhance the celebration of seasonal holidays, events such as birthdays and graduations and general social gatherings, including theme-oriented celebrations such as Hawaiian luaus and '50's parties. The Company's design staff keeps the Company's product line contemporary and fresh by introducing new ensembles each year. For example, in 1996 the Company introduced more than 50 new ensembles.

     The Company is a vertically integrated manufacturer, which enables it to control costs, manage inventory investment and respond quickly to customer orders. The Company maintains state-of-the-art manufacturing facilities in New York, Kentucky, Rhode Island and California which produce paper and plastic plates, napkins and cups. These products account for approximately 50% of the Company's net sales. Over the past five years, the Company has purchased or leased new plant and equipment having an aggregate value of approximately $29 million. Products not manufactured directly by the Company are generally supplied to the Company by independently-owned manufacturers located primarily in China and elsewhere in the Far East. The Company believes that it has developed a dependable group of manufacturers capable of producing products which are consistent with the Company's high standards of quality.

     The Company's sales and distribution capabilities are designed to provide a high level of customer service. A direct employee sales force of approximately 62 sales professionals services over 5,000 retail accounts. In addition to this seasoned sales team, the Company utilizes a select group of manufacturer representatives to handle specific account situations. The principal sales and marketing tool of the Company is its three separate annual catalogues, two for seasonal products and one for everyday products. Products are distributed from the Company's distribution centers located principally in New York and California using computer assisted systems that permit the Company to receive and fill customer orders efficiently and quickly.

                                  THE OFFERING

Common Stock offered by the Company..........  4,000,000 shares
Common Stock to be outstanding after the
  Offering...................................  20,698,076 shares(1)
Use of Proceeds..............................  To repay subordinated indebtedness outstanding to the principal stockholder and
                                               other stockholders of the Company and to
                                               repay outstanding indebtedness to
                                               unaffiliated lenders under the Company's
                                               revolving credit agreement. See "Use of
                                               Proceeds."
Nasdaq Stock Market Symbol...................  "AMSN"

---------------
(1) Does not include 2,000,000 shares of Common Stock reserved for issuance upon exercise of stock options granted or which may be granted under the Company's stock option plan.

                   SUMMARY HISTORICAL COMBINED FINANCIAL DATA

     This table presents historical, pro forma and supplemental pro forma combined financial information of Amscan Inc. and Affiliates. The summary historical information presented below for the years ended December 31, 1991 and 1992 and for the nine months ended September 30, 1995 was derived from the unaudited combined financial statements of Amscan Inc. and Affiliates as of such dates. The summary historical financial information presented below for the years ended December 31, 1993, 1994 and 1995 and for the nine months ended September 30, 1996 were derived from the audited combined financial statements of Amscan Inc. and Affiliates as of such dates. The summary historical financial information should be read in conjunction with the "Selected Historical Combined Financial Data" and related notes included elsewhere in this Prospectus. The pro forma and supplemental pro forma data are unaudited and present the effect of certain events that have occurred or will occur in connection with the consummation of the Offering and the formation of the Company and should be read in conjunction with "Selected Historical Combined Financial Data," "Capitalization," "Supplemental Pro Forma Combined Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                    NINE MONTHS ENDED
                                           YEARS ENDED DECEMBER 31,                                   SEPTEMBER 30,
                        ---------------------------------------------------------------  ----------------------------------------
                                                                            SUPPLEMENTAL                             SUPPLEMENTAL
                                                                             PRO FORMA                                PRO FORMA
                         1991      1992       1993       1994       1995      1995(3)       1995          1996         1996(3)
                        -------   -------   --------   --------   --------  -----------  -----------  -------------  ------------
                                                         ($ IN THOUSANDS, EXCEPT SHARE AMOUNTS)
INCOME STATEMENT DATA:
Net sales.............  $77,263   $86,944   $108,934   $132,029   $167,403   $ 167,403    $ 128,314     $ 147,008      $147,008
Gross profit..........   27,086    30,379     36,278     45,281     58,749      58,749       46,595        54,147        54,147
Income from
  operations(1).......    9,639     9,892     11,716     14,516     24,669      27,000       21,962        24,372        27,484
Net income............  $ 6,303   $ 7,434   $  8,455   $  9,967   $ 17,434                $  16,765     $  18,095
                        =======   =======   ========   ========   ========                 ========      ========
Pro forma net
  income(2)...........  $ 4,047   $ 4,466   $  5,237   $  6,193   $ 10,762                $  10,330     $  10,974
                        =======   =======   ========   ========   ========                 ========      ========
Supplemental pro forma
  net income(3).......                                                       $  13,661                                 $ 14,299
                                                                              ========                                 ========
Supplemental pro forma
  net income per
  share...............                                                       $    0.66                                 $   0.69
                                                                              ========                                 ========
Supplemental pro forma
  weighted average
  common shares
  outstanding(4)......                                                      20,698,076                               20,698,076
                                                                            -----------                              ------------
                                                                            -----------                              ------------

                                                                                                  AT SEPTEMBER 30, 1996
                                                                                         ----------------------------------------
                                                                                                        ADJUSTED          AS
                                                                                         HISTORICAL   HISTORICAL(6)  ADJUSTED(6)
                                                                                         -----------  -------------  ------------
BALANCE SHEET DATA:
Working capital........................................................................   $   2,096     $     774      $ 44,574
                                                                                           ========      ========      ========
Total assets...........................................................................   $ 145,753     $ 156,331      $156,331
                                                                                           ========      ========      ========
Short-term indebtedness(5).............................................................   $  86,173     $  89,573      $ 45,773
Long-term indebtedness(5)..............................................................      12,412        12,412        12,412
                                                                                           --------      --------      --------
Total indebtedness(5)..................................................................   $  98,585     $ 101,985      $ 58,185
                                                                                           ========      ========      ========
Stockholders' equity(6)................................................................   $  24,639     $  25,227      $ 69,027
                                                                                           ========      ========      ========

---------------
(1) In each of the five years ended December 31, 1995 and for the nine months ended September 30, 1995 and 1996, special bonus arrangements totaling $0.1 million, $0.9 million, $1.1 million, $2.2 million, $2.6 million, and $2.4 million and $3.3 million, respectively, existed with certain members of management. Upon consummation of the Offering, such special profit sharing arrangements will be substantially modified and replaced by incentives tied to the value of the Common Stock. See "Management of the Company -- Executive Compensation -- Employment Agreements" and " -- Stock Option Plan."

(2) Prior to the consummation of the Offering, Amscan Inc. and affiliates Am-Source, Inc., JCS Realty Corp. and SSY Realty Corp. elected to be taxed as Subchapter S corporations under the Internal Revenue Code. The pro forma net income amounts give effect to pro forma income taxes for each of the periods at statutory rates (40.5%) assuming Amscan Inc., Am-Source, Inc., JCS Realty Corp. and SSY Realty Corp. had not elected Subchapter S corporation status.

(3) Supplemental pro forma net income for 1995 and for the nine months ended September 30, 1996 is higher than the pro forma net income shown for such periods due to adjustments described in the notes to the Supplemental Pro Forma Combined Statement of Operations. See "Supplemental Pro Forma Combined Financial Statements."

(4) Represents shares expected to be issued and outstanding after the Offering. See "Capitalization."

(5) Short-term indebtedness consists primarily of the Company's borrowings under bank lines of credit, current installments of long-term debt and subordinated debt due to Mr. Svenningsen and other stockholders. As of September 30, 1996, subordinated debt due to Mr. Svenningsen amounted to $34.2 million. Long-term indebtedness consists primarily of debt to third-parties.

(6) Adjusted Historical and As Adjusted balance sheet and stockholders' equity at September 30, 1996 give effect to certain adjustments as described in the notes to the Supplemental Pro Forma Combined Balance Sheet. See "Supplemental Pro Forma Combined Financial Statements."

                                  THE COMPANY

     The Company is a designer, manufacturer and distributor of seasonal and everyday party goods. The business of the Company was founded in 1947 to import and distribute party goods and novelty items. Through internal growth and selective acquisitions, the Company has become a fully integrated designer, manufacturer and multinational distributor of party goods. The Company is a complete source of paper and plastic party goods, including decorative tableware such as plates, cups, napkins and tablecovers, accessories such as invitations and balloons, and novelties such as games and favors. The Company's products are sold in more than 20,000 retail outlets. The Company is a leading supplier to the emerging party goods superstore distribution channel, where it has been able to position itself as a responsive and comprehensive supplier of proprietary, well designed and high quality products. The Company also distributes its products to discount chains, mass merchandisers and specialty retailers.

     The Company was incorporated on October 3, 1996 for the purpose of becoming the holding company for Amscan Inc. and certain affiliated entities. See "Organization of the Company." The Company's principal executive offices are located at 80 Grasslands Road, Elmsford, New York 10523, and its telephone number is (914) 345-2020.

                                  RISK FACTORS

     Prospective purchasers of shares of Common Stock of the Company being offered hereby should consider carefully the following factors, as well as other information set forth in the Prospectus, prior to making an investment in the Common Stock.

IMPORTANCE OF CERTAIN CUSTOMERS

     In recent years, there have been significant changes in the manner of selling party goods at retail. An increasing percentage of party goods is being sold through party goods superstores rather than through discount chains, mass merchandisers and specialty retailers. The Company believes that the significant role of party goods superstores in the sale of party goods will continue to increase. This concentration of sales could adversely affect sales by the Company to other party goods retailers such as specialty retailers.

     Combined sales to the Company's two largest customers, Party City Corporation and Party Stores Holdings, Inc., accounted in the aggregate for approximately 7%, 10% and 17% of the Company's net sales in 1993, 1994 and 1995, respectively. At December 31, 1995, these two party superstore retailers also accounted for 12% of the Company's accounts receivable. Although the Company believes its relationships with these customers to be very good, should either of them significantly reduce their volume of purchases from the Company, the Company's financial condition and results of operations could be adversely affected.

CONCENTRATION OF CREDIT RISK

     The concentration of sales of party goods into the party superstore channel of distribution has resulted in a significant concentration of unsecured trade receivables with such customers. These retailers are generally privately held and in recent years have expanded rapidly. While the Company believes that adequate provisions for bad debts have been made in its financial statements, should it be unable to collect these receivables to any significant extent, the Company's financial condition and results of operations would be adversely affected.

DEPENDENCE ON KEY PERSONNEL

     The Company's initial growth and development were largely attributable to the vision of its Chairman of the Board and Chief Executive Officer, John A. Svenningsen, and for the past six years have been dependent upon the services of Gerald C. Rittenberg, President of the Company, and

William S. Wilkey, Senior Vice President -- Sales of the Company. The loss of the services of Messrs. Svenningsen, Rittenberg or Wilkey could have an adverse effect on the Company's financial condition or results of operations. See "Management of the Company." The Company does not maintain key-man life insurance on any of these officers.

     In the first quarter of 1996, Mr. Svenningsen was diagnosed with lymphoma. Since that time, Mr. Svenningsen has been undergoing treatment.

CONTROL BY CERTAIN STOCKHOLDERS

     Upon consummation of the Offering, Mr. Svenningsen will be the beneficial owner of approximately 73.3% (or 71.2% if the Underwriters' over-allotment option is exercised in full) of the outstanding shares of Common Stock. Until such time, if ever, that there is a significant decrease in the percentage of outstanding shares held by Mr. Svenningsen, Mr. Svenningsen will control the Company through his ability to determine the outcome of votes of stockholders regarding, among other things, election of directors and approval of significant transactions. In addition, executive officers, directors and senior management of the Company, including Mr. Svenningsen, will beneficially own an aggregate of approximately 15,823,077 shares or 76.4% (or 74.3% if the Underwriters' over-allotment option is exercised in full) of the Common Stock after the Offering. See "Principal Stockholders."

IMPORTANCE OF IDENTIFYING DESIGN TRENDS AND CONSUMER PREFERENCES

     In manufacturing and distributing party goods, the Company's success depends in part on its ability to anticipate the tastes and preferences of party goods retailers and consumers. The Company's strategy has depended to a significant extent on the regular introduction of new designs which are attractive and distinctive. The Company's failure to anticipate, identify or react appropriately to changes in consumer tastes could, among other things, lead to excess inventories and significant markdowns or to a shortage of products, either of which could have an adverse effect on the Company's financial condition or results of operations.

COMPETITION

     The party goods industry is highly competitive. The Company competes with many other companies, including smaller, independent specialty manufacturers as well as divisions or subsidiaries of larger companies with greater financial and other resources than those of the Company. Certain of these competitors control licenses for widely-recognized images such as cartoon or motion picture characters, which could provide them with a competitive advantage.

IMPACT OF CHANGING PAPER PRICES

     The principal raw material used by the Company in its products is paper, which accounts for approximately 35% of the cost of the production of the Company's paper plates, cups and napkins. The price of paper is subject to change due to numerous factors beyond the control of the Company. Any significant increase in the cost of paper would adversely affect the Company's raw material costs. Competitive conditions will determine how much of paper price increases can be passed on by party goods retailers to the ultimate consumers of the Company's products. If the Company is unable to pass future paper price increases to the party goods retailers, the Company's financial condition and results of operations would be adversely affected.

RISKS ASSOCIATED WITH FUTURE EXPANSION THROUGH ACQUISITIONS

     The Company has, from time to time, expanded its product line as well as further vertically integrated its operations, through strategic acquisitions. The Company may pursue additional acquisitions of complementary businesses which the Company believes may further these strategic objectives. There can be no assurance that the Company will be able to locate suitable acquisition candidates, make such acquisitions on acceptable terms or effectively and profitably integrate such acquisitions with its existing operations. Moreover, to the extent Common Stock is issued to effect an acquisition, such issuance could result in dilution to the Company's stockholders, and any additional indebtedness incurred to pay for acquisition costs could adversely affect the Company's liquidity and results of operation.

ABSENCE OF PUBLIC MARKET FOR THE COMMON STOCK; POSSIBLE VOLATILITY OF STOCK
PRICE

     Prior to the Offering, there has been no public market for the Common Stock. There can be no assurance that an active public market for the Common Stock will develop or be sustained after the Offering. The initial public offering price was determined by negotiations between the Company and the representatives of the Underwriters and may bear no relationship to the market price of the Common Stock after the Offering. See "Underwriting." Subsequent to the Offering, prices for the Common Stock will be determined by the market and may be influenced by a number of factors, including the Company's operating results, the depth and liquidity of the market for the Common Stock, investor perceptions of the Company, the party goods industry in general and general economic conditions.

ABSENCE OF DIVIDENDS

     The Company does not intend to pay cash dividends on the Common Stock for the foreseeable future. The Company is a holding company with no business operations of its own. The Company therefore is dependent upon payments, dividends and distributions from its subsidiaries for funds to pay its expenses and to pay future cash dividends or distributions, if any, to holders of the Common Stock. The Company currently intends to retain any earnings for working capital, repayment of indebtedness, capital expenditures and general corporate purposes. The revolving credit agreement to which the Company's principal subsidiary is a party prohibits the payment by such subsidiary of any cash dividends.

ANTI-TAKEOVER EFFECT OF CERTAIN CHARTER, CHANGE OF CONTROL AND STATUTORY PROVISIONS

     The Company's Certificate of Incorporation and By-Laws contain certain provisions that may have the effect of substantially deterring a future takeover of the Company. These provisions vest more power in the Company's Board of Directors with respect to takeovers of the Company than applicable state anti-takeover laws and are designed to encourage a potential acquiror to enter into negotiations with the Company's Board of Directors. See "Description of the Company's Capital Stock -- Certain Provisions of Delaware Law and the Company's Certificate of Incorporation and By-Laws."

COMMON STOCK ELIGIBLE FOR FUTURE SALE

     Upon consummation of the Offering, 20,698,076 shares of Common Stock will be outstanding. Of these shares, the 4,000,000 shares sold in the Offering will be freely transferable without restriction under the Securities Act of 1933, as amended (the "Securities Act"), unless purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act. In addition, approximately 250,000 shares of the shares of Common Stock (based on the initial public offering price set forth on the cover page of this Prospectus) outstanding will be owned by the Company's Employee Stock Ownership Plan (the "ESOP") or issued to domestic employees in connection with stock bonuses. See "Shares Eligible for Future Sale." The remaining 16,448,076 outstanding shares of Common Stock held by existing stockholders, in addition to the shares owned by the ESOP, will be "restricted securities" as that term is defined in Rule 144, which are eligible for sale in the public market in compliance with Rule 144 (including limits on the number of shares which may be sold within specified periods). Three months after any such stockholder ceases to be an "affiliate" of the Company, all of such shares held for more than three years would then immediately become eligible for public sale without the limitations of Rule 144. Subject to certain exceptions, the Company, John A. Svenningsen (who beneficially owns 15,163,077 shares of Common Stock) and the SSY Trusts (as defined below) have agreed with the representatives of the Underwriters that they will not offer, sell, contract to sell or otherwise dispose of any securities of the Company including, but not limited to any securities that are exercisable or exchangeable for, that represent the right to receive or that are convertible into or whose exercise or settlement price is derivable from the price of, the Common Stock or any substantially similar securities for a period of 180 days after the date of this Prospectus without the prior written consent of the representatives of the Underwriters. See "Principal Stockholders" and "Underwriting." In addition, Mr. Rittenberg has agreed that he will not sell shares of Common Stock received in the Organization for a period of 12 months from the date of receipt of such shares except for transfers to Mr. Svenningsen to repay certain indebtedness and except for gifts. The Company has granted certain stockholders a one-time right to demand registration of the offer and sale of their Common Stock under the Securities Act. Any such demand may not be exercised earlier than one year from the date hereof. See "Shares Eligible for Future Sale."

     No prediction can be made as to the effect, if any, that future sales of shares of Common Stock or the availability of shares of Common Stock for future sale would have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock in the public market following the Offering, or the perception that such sales could occur, could have an adverse effect on prevailing market prices for the Common Stock.

DILUTION

     Purchasers of Common Stock in the Offering will incur immediate and substantial dilution of $9.03 in the net tangible book value per share of the Common Stock from the initial public offering price as compared to the increase in net tangible book value per share that will accrue to existing stockholders. See "Dilution."

                          ORGANIZATION OF THE COMPANY

     The Company was organized on October 3, 1996 for the purpose of becoming the holding company for businesses previously conducted by the Company's principal subsidiary Amscan Inc. and certain affiliated companies (Amscan Inc., together with such affiliated companies, the "Operating and Real Estate Companies"). In connection with the Company's formation, John A. Svenningsen, the Company's founder, purchased 1,000 shares of Common Stock from the Company for $100 thereby becoming its sole stockholder. Mr. Svenningsen's purchase of such shares was made solely to facilitate the organization of the Company.

     The Operating and Real Estate Companies include companies previously owned and independently controlled by Mr. Svenningsen, including Amscan Inc., Trisar, Inc., which manufactures and distributes certain of the Company's products, Amscan Distributors (Canada) Ltd. and Amscan Svenska AB, each of which is engaged in the distribution of the Company's products, and JCS Realty Corp. which is a holding company for certain real estate leased to the Company for use in the operation of its business. The Operating and Real Estate Companies also include companies in which Mr. Svenningsen owned less than 100% of the capital stock, including, Am-Source, Inc., the Company's supplier of plastic plates, cups and bowls, certain companies located in Great Britain, Australia, Germany and Mexico engaged in the distribution of the Company's products and SSY Realty Corp., which is a holding company for certain real estate leased to the Company. The organization of the Company (the "Organization") encompasses consummation of the transactions contemplated by three agreements to which the Company is a party and which are summarized below.

     The first of these agreements is among the Company, Mr. Svenningsen, Gerald
C. Rittenberg and certain trusts established for the benefit of Mr. Svenningsen's children (the "SSY Trusts").

Pursuant to this agreement, Mr. Svenningsen, Mr. Rittenberg and the SSY Trusts exchanged all of the outstanding capital stock which they owned in the Operating and Real Estate Companies including Amscan Inc. for shares of Common Stock of the Company and, in the case of Mr. Svenningsen, cash in the aggregate amount of $133,000. For purposes of this exchange, Mr. Svenningsen and the representatives of the Underwriters determined the value of the Company based on their preliminary assessment of the factors set forth under "Underwriting." The number of shares of Common Stock issued to Mr. Svenningsen was determined by him using such value and the midpoint of the estimated range of the initial public offering price. The number of shares issued to Mr. Svenningsen took into account the value of Am-Source, Inc. based on the arm's length negotiations with the stockholders of Am-Source, Inc. other than Mr. Svenningsen, the shares issued to Mr. Rittenberg pursuant to the agreement described below, the shares issued to the SSY Trusts and the shares to be issued to the ESOP or in payment of stock bonuses.

     Based on the aggregate value of the Company as determined by Mr. Svenningsen and the value of the shares of Common Stock issued in exchange therefor being $12 per share, Mr. Svenningsen received an aggregate of 15,024,616 shares of Common Stock of the Company (which number includes the 1,000 shares of Common Stock issued to Mr. Svenningsen in connection with the formation of the Company) and $133,000 in cash. An additional 250,000 shares of Common Stock which otherwise would have been issued to Mr. Svenningsen in the Organization will be issued to the ESOP or in payment of stock bonuses based on an aggregate value of $3 million. 138,461 and 660,000 shares of Common Stock were issued to the SSY Trusts and Mr. Rittenberg, respectively. The transactions contemplated by this agreement among the Company, Mr. Svenningsen, Mr. Rittenberg and the SSY Trusts described above were consummated immediately prior to the date hereof.

     The second of these agreements is between the Company and the stockholders of Am-Source, Inc. other than Mr. Svenningsen pursuant to which such stockholders exchanged all of the outstanding capital stock of Am-Source, Inc. which they owned for shares of Common Stock. The number of shares of Common Stock issued in this exchange was determined by dividing $7.5 million, determined in an arm's-length negotiation among the parties to be the aggregate value of such stockholders' shares of the capital stock of Am-Source, Inc., by the initial public offering price per share set forth on the cover page of this Prospectus for an aggregate of 624,999 shares of Common Stock. The exchange of shares of the capital stock of Am-Source, Inc. by such stockholders occurred immediately prior to the date hereof.

     The third agreement is among Amscan Inc., John A. Svenningsen and Gerald C. Rittenberg. Pursuant to this agreement, Mr. Rittenberg relinquished certain rights under a previous employment agreement, dated November 27, 1991, entered into between Amscan Inc. and Mr. Rittenberg including, the right to receive (a) a bonus in an amount equal to 10% of the aggregate net profits of Amscan Inc. and certain affiliates (as defined in the agreement), (b) 5% of the net selling price upon the sale of Amscan Inc. or the sale by Mr. Svenningsen of substantially all of his stock in Amscan Inc. and (c) in the event of an initial public offering of the stock of Amscan Inc., shares of the stock of Amscan Inc. equal to 5% of the shares of stock of Amscan Inc. issued and outstanding immediately following the consummation of such initial public offering. In exchange for the relinquishment of such rights, Mr. Rittenberg received a cash payment of $3.4 million and a number of shares of stock of Amscan Inc., which shares he exchanged for 660,000 shares of Common Stock, representing approximately 3% of the shares of Common Stock to be outstanding upon consummation of the Offering (assuming no exercise of the Underwriters' over-allotment option) valued at $7,920,000 based on the initial public offering price per share set forth on the cover page of this Prospectus. To the extent that the net proceeds from the Offering (including any net proceeds of the exercise of the Underwriters' over-allotment option) exceeds $69 million, Mr. Rittenberg will be entitled to an additional cash payment equal to 5% of such excess. For a description of the terms of the agreement relating to Mr. Rittenberg's continued employment by the Company, see "Management of the Company -- Executive Compensation -- Employment Agreements."

     The shares of Common Stock of the Company acquired by Mr. Svenningsen, the SSY Trusts, the other stockholders of Am-Source, Inc. and Mr. Rittenberg pursuant to these agreements constitute all of the issued and outstanding Common Stock of the Company prior to consummation of the Offering.

     Concurrently with the consummation of the transactions contemplated by the agreements described above, the status of Amscan Inc., Am-Source, Inc., JCS Realty Corp. and SSY Realty Corp., as Subchapter S corporations under the Internal Revenue Code was terminated. Amscan Inc. has been treated for income tax purposes as a Subchapter S corporation since 1986 and Am-Source, Inc., JCS Realty Corp. and SSY Realty Corp. have been treated for income tax purposes as Subchapter S corporations since incorporation. As a result, each of such companies' stockholders prior to the Organization were required to pay taxes based on the earnings of such companies, respectively, whether or not such amounts had been distributed to such stockholders.

     For a number of years and until the consummation of the Organization, Amscan Inc., Am-Source, Inc., JCS Realty Corp. and SSY Realty Corp. made periodic distributions to Mr. Svenningsen, as a stockholder of such companies, in amounts approximately equal to Mr. Svenningsen's tax liabilities associated with such companies' earnings, plus, in the case of Amscan Inc., Mr. Svenningsen's living expenses. The portion of the earnings of Amscan Inc., Am-Source, Inc., JCS Realty Corp. and SSY Realty Corp. owed to but not distributed to Mr. Svenningsen were, with Mr. Svenningsen's consent, retained by Amscan Inc., Am-Source, Inc., JCS Realty Corp. and SSY Realty Corp., respectively, as working capital. Prior to the date hereof, all of such accumulated undistributed earnings as well as dividends of accumulated earnings and capital contributions were converted to subordinated debt owed to Mr. Svenningsen by the Company. Such subordinated debt due to Mr. Svenningsen, in the amount of approximately $37 million, will be paid with a portion of the net proceeds of the Offering. See "Use of Proceeds" and "Capitalization."

     Am-Source, Inc. also made periodic distributions to each of the stockholders of Am-Source, Inc. other than Mr. Svenningsen until the consummation of the Organization, in amounts approximately equal to such stockholders' tax liabilities associated with Am-Source, Inc.'s earnings. The portion of Am-Source, Inc.'s accumulated earnings owed to but not distributed to such Am-Source, Inc. stockholders were, with their consent, retained by Am-Source, Inc. as working capital. Prior to the date hereof, all of such accumulated undistributed earnings and undistributed earnings since September 30, 1996 were converted to subordinated debt owed to such previous stockholders of Am-Source, Inc. by the Company. The subordinated debt owed to such stockholders other than Mr. Svenningsen (approximately $2.0 million) will be paid with a portion of the net proceeds of the Offering. See "Use of Proceeds" and "Capitalization."

     Upon the termination of the Subchapter S corporation status of Amscan Inc., Am-Source, Inc., JCS Realty Corp. and SSY Realty Corp., such companies became subject to federal and state income taxes. The pro forma net income amounts and the Supplemental Pro Forma Combined Statements of Operations set forth in this Prospectus have been adjusted to include pro forma federal income tax provisions as if Amscan Inc., Am-Source, Inc., JCS Realty Corp. and SSY Realty Corp. had been Subchapter C corporations under the Internal Revenue Code during the relevant periods.

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the shares offered hereby are estimated to be $43,800,000 ($50,496,000 if the Underwriters' over-allotment option is exercised in full), after deducting estimated underwriting discounts and other expenses of the Offering payable by the Company.

     Approximately $39 million of the net proceeds to the Company (representing $35.9 million payable as of September 30, 1996 as reflected in Amscan Inc. and Affiliates Combined Balance Sheet and $3.1 million of estimated distributable earnings between September 30, 1996 and the consummation of the Offering) will be used to repay certain subordinated indebtedness owed by the Company to Mr. Svenningsen and the other stockholders of Am-Source, Inc. Such indebtedness represents dividends and distributions declared but not paid by Amscan Inc., Am-Source, Inc., JCS Realty Corp. and SSY Realty Corp. to Mr. Svenningsen and by Am-Source, Inc. to its other stockholders over a number of years while Amscan Inc., Am-Source, Inc., JCS Realty Corp. and SSY Realty Corp. were Subchapter S corporations. The balance of $4.8 million of the net proceeds will be used by the Company to repay outstanding indebtedness to unaffiliated lenders under the Company's revolving credit agreement, which indebtedness includes amounts borrowed to make a one-time cash payment in the amount of $3.4 million to Mr. Rittenberg under his employment agreement. See "Management of the Company -- Executive Compensation -- Employment Agreements." An affiliate of one of the underwriters is a lender under the revolving credit agreement. See "Underwriting." The Company's subordinated indebtedness to Mr. Svenningsen and the stockholders of Am-Source, Inc. bears interest at prime (which at September 30, 1996 was 8.25%), plus 0.5%, and has no fixed maturity. The Company's indebtedness to unaffiliated lenders under its revolving credit agreement bears interest at an average rate of 6.8% and matures in September 2000.

                                 CAPITALIZATION

     The following table sets forth (i) the actual short-term indebtedness and total capitalization of the Company at September 30, 1996, (ii) the adjustments giving effect to the transactions described in "Organization of the Company" as if they had been completed at that date and (iii) the pro forma short-term indebtedness and total capitalization as adjusted to give effect to the Offering and the application of the proceeds as set forth under "Use of Proceeds."

                                                                        ADJUSTED             AS
                                                         HISTORICAL   HISTORICAL(1)     ADJUSTED(1)
                                                         ----------   ------------     --------------
                                                                       ($ IN THOUSANDS)
Short-term and long-term indebtedness:
  Loans payable........................................   $  47,955     $ 51,355          $ 43,455
  Long-term indebtedness, including current portion....      14,730       14,730            14,730
  Subordinated and other indebtedness to
     stockholders......................................      35,900       35,900                --
                                                           --------     --------          --------
     Total indebtedness................................      98,585      101,985            58,185
                                                           --------     --------          --------
Stockholders' equity:
  Common stock.........................................         393        1,669             2,069
  Additional paid-in capital...........................       1,490       18,547            61,947
  Retained earnings....................................      23,490        5,658             5,658
  Cumulative translation adjustment....................        (647)        (647)             (647)
  Treasury stock.......................................         (87)          --                --
                                                           --------     --------          --------
     Total stockholders' equity........................      24,639       25,227            69,027
                                                           --------     --------          --------
Total capitalization...................................   $ 123,224     $127,212          $127,212
                                                           ========     ========          ========

---------------
 (1) "Adjusted Historical" and "As Adjusted" balance sheet at September 30, 1996 give effect to certain adjustments as described in the notes to the Supplemental Pro Forma Combined Balance Sheet in the "Supplemental Pro Forma Combined Financial Statements."

                                    DILUTION

     At September 30, 1996, the Company's net tangible book value was approximately $24.6 million or $1.47 per share ($17.7 million and $1.06, respectively on an "Adjusted Historical" basis) of Common Stock (based upon 16,698,076 shares representing the shares issued in the Organization). See "Organization of the Company" and Supplemental Pro Forma Balance Sheet in the "Supplemental Pro Forma Combined Financial Statements." Net tangible book value per share represents the amount of total tangible assets of the Company reduced by the amount of total liabilities, divided by the number of shares of Common Stock.

     After giving effect to the Offering and the application of proceeds therefrom, the net tangible book value at September 30, 1996 would have been approximately $61.5 million or $2.97 per share, representing an immediate increase in net tangible book value of $36.9 million or $1.78 per share and an immediate dilution of $9.03 per share to new investors. The following table illustrates this per share dilution:

    Initial public offering price per share...........................            $12.00
    Net tangible book value at September 30, 1996.....................  $1.47
    Increase attributable to price paid by investors in the
      Offering........................................................   1.50
                                                                        -----
    Adjusted net tangible book value per share after giving effect to
      the Offering....................................................              2.97
                                                                                  ------
    Dilution in net tangible book value per share to new investors in
      the Offering....................................................            $ 9.03
                                                                                  ======

                  SELECTED HISTORICAL COMBINED FINANCIAL DATA

     The selected data presented below under the captions "Income Statement Data" and "Balance Sheet Data" for, and as of the end of, each of the years in the three-year period ended December 31, 1995 and as of and for the nine months ended September 30, 1996, are derived from the combined financial statements of Amscan Inc. and Affiliates which financial statements have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The combined financial statements as of December 31, 1994 and 1995 and September 30, 1996, and for each of the years in the three-year period ended December 31, 1995 and for the nine months ended September 30, 1996, and the reports thereon, are included elsewhere in this Prospectus. The selected data presented below under the captions "Income Statement Data" and "Balance Sheet Data" for December 31, 1991 and December 31, 1992, and for each of the years then ended, and for the nine-month period ended September 30, 1995, are derived from unaudited combined financial statements of Amscan Inc. and Affiliates and include, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the combined financial position and results of operations for such periods. The results of operations for the nine months ended September 30, 1996 are not necessarily indicative of results to be expected for the year ending December 31, 1996. The selected combined financial data should be read in conjunction with Amscan Inc. and Affiliates' Combined Financial Statements and the related notes thereto included elsewhere in this Prospectus, and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The pro forma and supplemental pro forma data are unaudited and intended to present the effect of certain events that have occurred or will occur in connection with the consummation of the Offering and the Organization and should be read in conjunction with "Supplemental Pro Forma Combined Financial Statements" and notes thereto contained elsewhere in this Prospectus.

                                                                                         NINE MONTHS ENDED
                                             YEARS ENDED DECEMBER 31,                      SEPTEMBER 30,
                              ------------------------------------------------------    --------------------
                               1991       1992        1993        1994        1995        1995        1996
                              -------    -------    --------    --------    --------    --------    --------
                                                  ($ IN THOUSANDS, EXCEPT SHARE AMOUNTS)
INCOME STATEMENT DATA:
Net sales...................  $77,263    $86,944    $108,934    $132,029    $167,403    $128,314    $147,008
Cost of sales...............   50,177     56,565      72,656      86,748     108,654      81,719      92,861
                              -------    -------    --------    --------    --------    --------    --------
Gross profit................   27,086     30,379      36,278      45,281      58,749      46,595      54,147
Selling expenses............    6,967      8,770       9,780      11,309      12,241       8,893       8,691
General and administrative
  expenses..................    8,671      9,316      11,080      14,460      15,002      10,395      14,113
Art and development.........    1,709      1,551       2,596       2,796       4,256       2,936       3,671
Special bonuses(1)..........      100        850       1,106       2,200       2,581       2,409       3,300
                              -------    -------    --------    --------    --------    --------    --------
Income from operations......    9,639      9,892      11,716      14,516      24,669      21,962      24,372
Interest expense, net.......    2,787      2,092       2,304       3,843       5,772       4,386       4,569
Other (income)/expense,
  net.......................     (141)        16         308          82        (309)       (409)       (301)
                              -------    -------    --------    --------    --------    --------    --------
Income before income taxes
  and minority interests....    6,993      7,784       9,104      10,591      19,206      17,985      20,104
Income taxes................      617        297         348         464         731         498         767
Minority interests..........       73         53         301         160       1,041         722       1,242
                              -------    -------    --------    --------    --------    --------    --------
Net income..................  $ 6,303    $ 7,434    $  8,455    $  9,967    $ 17,434    $ 16,765    $ 18,095
                              =======    =======    ========    ========    ========    ========    ========
PRO FORMA ADJUSTMENTS:
  Net income, as above......  $ 6,303    $ 7,434    $  8,455    $  9,967    $ 17,434    $ 16,765    $ 18,095
  Income taxes(2)...........    2,256      2,968       3,218       3,774       6,672       6,435       7,121
                              -------    -------    --------    --------    --------    --------    --------
  Pro forma net income(2)...  $ 4,047    $ 4,466    $  5,237    $  6,193    $ 10,762    $ 10,330    $ 10,974
                              =======    =======    ========    ========    ========    ========    ========
SUPPLEMENTAL PRO FORMA
  DATA(3):
  Income from operations....                                                $ 27,000                $ 27,484
  Interest expense, net.....                                                   3,987                   3,103
  Other (income), net.......                                                    (309)                   (301)
                                                                            --------                --------
  Income before income taxes
    and minority
    interests...............                                                  23,322                  24,682
  Income taxes..............                                                   9,547                  10,279
  Minority interests........                                                     114                     104
                                                                            --------                --------
  Net income................                                                $ 13,661                $ 14,299
                                                                            ========                ========
Supplemental pro forma net
  income per share(3).......                                                $   0.66                $   0.69
                                                                            ========                ========
Pro forma weighted average
  common shares
  outstanding(4)............                                                20,698,076              20,698,076
                                                                            --------                --------
                                                                            --------                --------

                                                                                 AT SEPTEMBER 30, 1996
                                      AT DECEMBER 31,                    --------------------------------------
                     --------------------------------------------------                ADJUSTED         AS
                      1991      1992       1993       1994       1995    HISTORICAL  HISTORICAL(6)  ADJUSTED(6)
                     -------   -------   --------   --------   --------  ----------  -------------  -----------
BALANCE SHEET DATA:
Working capital..... $ 5,202   $ 7,765   $  4,730   $   (438)  $  8,383   $   2,096    $     774     $  44,574
                     =======   =======   ========   ========   ========    ========   ==========    ==========
Total assets........ $56,978   $60,652   $ 80,090   $ 93,884   $114,601   $ 145,753    $ 156,331     $ 156,331
                     =======   =======   ========   ========   ========    ========   ==========    ==========
Short-term
  indebtedness(5)... $22,070   $25,993   $ 37,271   $ 50,869   $ 58,541   $  86,173    $  89,573     $  45,773
Long-term
  indebtedness(5)...  11,728    11,116     11,852      8,800     12,284      12,412       12,412        12,412
                     -------   -------   --------   --------   --------  ----------  -------------  -----------
Total
  indebtedness(5)... $33,798   $37,109   $ 49,123   $ 59,669   $ 70,825   $  98,585    $ 101,985     $  58,185
                     =======   =======   ========   ========   ========    ========   ==========    ==========
Stockholders'
  equity(6)......... $14,467   $15,550   $ 18,496   $ 20,820   $ 27,205   $  24,639    $  25,227     $  69,027
                     =======   =======   ========   ========   ========    ========   ==========    ==========

---------------

(1) In each of the five years ended December 31, 1995 and for the nine months ended September 30, 1995 and 1996, special bonus arrangements existed with certain members of management. Upon consummation of the Offering, such special profit sharing arrangements will be substantially modified and replaced by incentives tied to the value of the Common Stock. See "Management of the Company -- Executive Compensation -- Employment Agreements" and "-- Stock Option Plan."

(2) Prior to the consummation of the Offering, Amscan Inc., Am-Source, Inc., JCS Realty Corp. and SSY Realty Corp. elected to be taxed as Subchapter S corporations under the Internal Revenue Code. The pro forma net income amounts give effect to pro forma income tax amounts for each of the periods shown at statutory rates (40.5%) assuming Amscan Inc., Am-Source, Inc., JCS Realty Corp. and SSY Realty Corp. had not elected Subchapter S corporation status.

(3) Supplemental pro forma adjustments result in supplemental pro forma net income for 1995 and for the nine months ended September 30, 1996 being higher than the pro forma net income shown for such periods due to adjustments described in the notes to the Supplemental Pro Forma Combined Statement of Operations. See "Supplemental Pro Forma Combined Financial Statements."

(4) Represents shares expected to be issued and outstanding after the Offering. See "Capitalization."

(5) Short-term indebtedness consists primarily of the Company's borrowings under bank lines of credit, current installments of long-term debt and subordinated debt due to Mr. Svenningsen and other stockholders. As of September 30, 1996, subordinated debt due to Mr. Svenningsen amounted to $34.2 million. Long-term indebtedness consists primarily of debt to third parties.

(6) Adjusted Historical and As Adjusted balance sheet and stockholders' equity at September 30, 1996 give effect to certain adjustments as described in the notes to the Supplemental Pro Forma Combined Balance Sheet. See "Supplemental Pro Forma Combined Financial Statements."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     The party goods industry has experienced significant changes in both distribution channels and product offering over the last several years. The retail distribution of party goods has begun to shift from smaller independent stores and designated departments within drug, discount or department store chains to superstores dedicated to retailing party goods. In part due to the success of the superstore channel, party goods manufacturers broadened their product lines to support the celebration of a greater number of occasions. The industry's growth has been directly affected by these changes.

     The Company's revenues have increased from approximately $108.9 million in 1993 to $167.4 million in 1995, a compound annual growth rate of approximately 24%. The Company attributes this growth to its ability to create a broad range of unique and innovative designs for its products and to work closely with its customers to market and merchandise its products to consumers. In particular, the Company experienced significant growth with its superstore customers. Between 1993 and 1995, sales to party superstore customers increased from $27.7 million to $63.4 million, a 51% compound annual growth rate.

     Revenues are generated from the sales of approximately 14,000 sku's consisting of paper and plastic tableware, accessories and novelties for all occasions. Tableware (plates, cups, napkins, tablecovers and cutlery) is the Company's core product category, generating approximately 60% of revenues in 1995. Coordinated accessories (e.g., balloons and banners) and novelties (e.g., party favors) are offered to complement the Company's tableware products. To serve its customers better, the Company has made significant additions to its product line. Through increased spending on internal product development as well as through acquisitions, the Company has had a net increase of approximately 6,300 sku's since 1991. Revenue growth primarily has been the result of increased orders from its superstore customers (new stores and increased same-store sales), increased international sales and price increases.

     The Company's gross profit is influenced by its product mix and paper costs. Products manufactured by the Company, primarily tableware, represented approximately 50% of the Company's 1995 sales. The Company has made significant additions to its manufacturing capacity which have allowed it to improve gross margins. The Company believes that its manufacturing capabilities enable it to lower product cost, ensure product quality and be more responsive to customer demands. Paper represents approximately 35% of the cost of the Company's paper tableware. The Company has historically been able to adjust its prices in response to changes in paper prices.

FINANCIAL IMPACT OF ORGANIZATION OF THE COMPANY

     In connection with the Offering and the Organization certain events have occurred or will occur which will affect the financial position and results of the Company. The following is a discussion of these events and the related financial impact.

  ORGANIZATION OF FOUNDER'S INTERESTS

     The Company has been formed for the purpose of becoming the holding company for the businesses previously conducted by Amscan Inc., certain affiliated companies individually owned and independently controlled by Mr. Svenningsen, and certain affiliated companies less than 100% owned by Mr. Svenningsen, including Am-Source, Inc., the Company's supplier of plastic plates, cups and bowls. The transfer of his ownership in these companies in exchange for shares of Common Stock of the Company will be accounted for in a manner similar to a pooling of interests and, as such, the historical cost basis of the accounts will be carried over thereby not giving rise to any goodwill. See "Organization of the Company."

     During the periods presented, a business which was not material to the combined business of the Company was acquired by Mr. Svenningsen and subsequently disposed of. The associated balance sheet, statements of operations and loss on disposition of the business are insignificant and have been excluded from the accompanying combined financial statements.

  ACQUISITION OF AM-SOURCE, INC.

     The Company and the stockholders of Am-Source, Inc., other than Mr. Svenningsen, have entered into an agreement pursuant to which such stockholders have agreed to transfer their ownership in Am-Source, Inc. in exchange for shares of Common Stock. The transaction will be accounted for as the purchase of the 50% ownership of Am-Source, Inc. not currently owned and will give rise to approximately $7.5 million of goodwill, which will be amortized over 30 years.

  TERMINATION OF PRIOR EMPLOYMENT AGREEMENTS

     Pursuant to an agreement between Amscan Inc. and Gerald C. Rittenberg, the Company's President, Mr. Rittenberg has entered into a new employment agreement, effective upon consummation of the Offering for a period of three years at a base compensation of approximately $220,000 per year to be increased annually by 5%. Mr. Rittenberg has also agreed that his existing employment agreement will terminate upon consummation of the Offering. The agreement which will be terminated provided for Mr. Rittenberg to receive bonuses equal to approximately 10% of the aggregate net profits of Amscan Inc. and certain affiliates (as defined in the agreement) in each of the next three years and an amount equal to 5% of the value of Amscan Inc. in the event of a change in control or an initial public offering. In exchange for relinquishing these rights, Mr. Rittenberg will receive a special one-time payment of approximately $3.4 million in cash and shares of Common Stock of the Company equal to approximately 3% of the total shares outstanding (excluding any shares which might be issued upon exercise of the Underwriters' over-allotment option) immediately following the Offering. The aggregate value to be paid to Mr. Rittenberg in cash and stock is $11.3 million, based on the initial public offering price per share set forth on the cover page of this Prospectus. In addition, to the extent that the net proceeds of the Offering (including any net proceeds of the exercise of the Underwriters' over-allotment option) exceeds $69 million, Mr. Rittenberg will be entitled to an amount equal to 5% of such excess. See "Management of the Company -- Executive Compensation -- Employment Agreements."

     During the periods presented, certain other executives also had employment agreements which entitled them to receive a percentage of the pre-tax profits. These arrangements for Mr. Rittenberg and such other executives between 1993 and 1995 ranged from 18% to 20% of pre-tax profits in the aggregate. In conjunction with the Offering, these agreements have been substantially modified and these bonus arrangements replaced by a combination of specific incentive plans and/or cash payments and stock option grants. The aggregate of the special bonuses to Mr. Rittenberg and the other executives and senior managers were $1.1 million, $2.2 million and $2.6 million for the years ended December 31, 1993, 1994 and 1995, respectively. See "Management of the Company -- Executive
Compensation -- Employment Agreements."

  ESTABLISHMENT OF AN EMPLOYEE STOCK OWNERSHIP PLAN AND PAYMENT OF STOCK BONUSES

     In conjunction with the Offering, the Company will be establishing the ESOP for the benefit of its domestic employees. At the Offering, there will be a special one-time contribution of 250,000 shares of Common Stock of the Company to the ESOP, subject to reduction as described in the next sentence, to be allocated to participant accounts based upon a formula which is weighted based upon both years of service and compensation. To the extent that application of this formula would result in a contribution to the ESOP on behalf of a participant which would exceed the maximum contribution permitted under applicable law, the contribution to the ESOP for such participant will be reduced to the maximum permitted and the balance determined under the formula will be paid to such participant in the form of a stock bonus. The Company does not contemplate making any additional contributions to the ESOP until 1998, and any further contributions will then be dependent upon a number of factors including Company performance.

  CHANGE IN CORPORATIONS FROM SUBCHAPTER S TO SUBCHAPTER C CORPORATIONS

     Prior to the Offering, Amscan Inc., Am-Source, Inc., JCS Realty Corp. and SSY Realty Corp. were operated as Subchapter S corporations for federal income and, where available, for state income tax purposes. As a result, these corporations did not record or pay any federal or state income tax expense. Following the Offering, the Company will be taxed as a Subchapter C corporation. It is anticipated that the Company will have statutory income tax rates of approximately 40.5% following the Offering. The Company has presented pro forma tax provisions and pro forma net income and per share data. These pro forma amounts represent the income tax provision and the net income of the Company had it been a Subchapter C corporation and thus subject to income tax for all periods. See "Amscan Inc. and Affiliates Combined Financial Statements" and "Supplemental Pro Forma Combined Financial Statements."

  STOCKHOLDER DISTRIBUTIONS

     As Subchapter S corporations, the accumulated profits of Amscan Inc., Am-Source, Inc., JCS Realty Corp. and SSY Realty Corp. will be distributed to the stockholders through the effective date of the Offering. Net profits after the consummation of the Offering will be added to retained earnings of the Company and used to fund the capital requirements of the business. Additionally, prior to the Offering, Amscan Inc. and certain affiliates will declare dividends representing distributions of accumulated profits and a return of capital. These amounts will be reflected as subordinated debt and will be repaid from the net proceeds of the Offering. It is estimated that the total of these amounts, including the pre-existing subordinated debt as of September 30, 1996, will be approximately $39 million.
                               ------------------

     The impact of the termination of the prior employment agreements described above and the establishment of the ESOP (or the payment of stock bonuses) will result in a one-time charge to compensation expense of approximately $15.3 million. This expense, which will be recognized during the period that Amscan Inc., Am-Source, Inc., JCS Realty Corp. and SSY Realty Corp. are Subchapter S corporations, will be reflected in the Company's operations in the fiscal quarter which includes the Offering.

RESULTS OF OPERATIONS

                                                                              NINE MONTHS
                                                                            ENDED SEPTEMBER
                                              YEARS ENDED DECEMBER 31,            30,
                                              -------------------------     ---------------
                                              1993      1994      1995      1995      1996
                                              -----     -----     -----     -----     -----
    Net sales...............................  100.0%    100.0%    100.0%    100.0%    100.0%
    Cost of sales...........................   66.7      65.7      64.9      63.7      63.2
                                              ------    ------    ------    ------    ------
    Gross profit............................   33.3      34.3      35.1      36.3      36.8
    Operating expenses:
    Selling.................................    9.0       8.5       7.4       6.9       6.0
    General and administrative..............   10.1      11.0       9.1       8.1       9.6
    Art and development.....................    2.4       2.1       2.5       2.3       2.5
    Special bonuses.........................    1.0       1.7       1.5       1.9       2.2
                                              ------    ------    ------    ------    ------
    Total operating expenses................   22.5      23.3      20.5      19.2      20.3
                                              ------    ------    ------    ------    ------
    Income from operations..................   10.8      11.0      14.6      17.1      16.5
    Interest expense, net...................    2.1       2.9       3.4       3.4       3.1
    Other expense (income), net.............    0.3       0.1      (0.2)     (0.3)     (0.2)
                                              ------    ------    ------    ------    ------
    Income before income taxes and
      minority interests....................    8.4       8.0      11.4      14.0      13.6
    Income taxes............................    0.3       0.4       0.4       0.4       0.5
    Minority interests......................    0.3       0.1       0.6       0.5       0.9
                                              ------    ------    ------    ------    ------
    Net income..............................    7.8%      7.5%     10.4%     13.1%     12.2%
                                              ======    ======    ======    ======    ======

NINE MONTHS ENDED SEPTEMBER 30, 1996 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1995

  NET SALES

     Net sales for the nine months ended September 30, 1996 were $147.0 million, an increase of 14.6% over the nine months ended September 30, 1995 for which net sales were $128.3 million. Increased sales to national accounts, principally superstores, accounted for approximately $15.7 million or 84% of this increase. Also contributing to this sales increase was the impact of the Company's marketing strategy of continually offering new products as well as new designs and themes for existing products. In 1996, the Company's product line included approximately 14,000 sku's compared with approximately 13,400 sku's in 1995. Selling price increases related to core products (paper plates, napkins, cups and tablecovers) in response to higher paper costs accounted for approximately 6 percentage points of the 14.6% increase in net sales between the periods. Increased sales to international customers accounted for approximately $2.1 million of the increase in net sales.

  GROSS PROFIT

     Gross profit increased approximately $7.6 million for the nine months ended September 30, 1996 compared to the same period in 1995, and improved as a percentage of net sales from 36.3% to 36.8%. Higher selling prices in response to prior period increases in paper costs as well as lower product costs resulting from the Company's continued vertical integration of certain manufacturing operations, offset in part by the cost of added distribution facilities, were the primary reasons for this improvement in margins. As a result of new operating leases for added facilities and manufacturing equipment, rent expense included in cost of sales increased $1.5 million.

  SELLING EXPENSES

     Selling expenses were lower by approximately $0.2 million for the nine months ended September 30, 1996 compared to the same period in 1995, and declined as a percentage of net sales from 6.9% to 6.0%. The primary reason for the percentage decline was the Company's ability to increase sales to its party superstore customers while not significantly increasing its sales costs associated with these accounts.

  GENERAL AND ADMINISTRATIVE EXPENSES

     General and administrative expenses increased approximately $3.7 million for the nine months ended September 30, 1996 compared to the same period in 1995. As a percentage of net sales, general and administrative expenses increased from 8.1% to 9.6%. This increase is principally attributable to an increase in the provision for bad debts of $0.4 million or 0.3% of net sales related to a significant increase in the Company's accounts receivable and increased occupancy costs of $0.4 million or 0.3% of net sales related to the Company's new corporate offices. Also contributing to this increase are non-recurring costs related to the development of a new business management computer system of $0.8 million or 0.5% of net sales as well as one-time costs associated with the move to the new corporate offices of $0.3 million or 0.2% of net sales and additional personnel costs including relocation and recruitment costs of $0.3 million or 0.2% of net sales.

  ART AND DEVELOPMENT COSTS

     Art and development costs increased approximately $0.7 million for the nine months ended September 30, 1996 compared to the same period in 1995. As a percentage of net sales, art and development costs increased from 2.3% to 2.5%. The Company significantly expanded its creative and new product development staff and internal development capabilities in the middle part of 1995 which resulted in a substantial increase in art and development costs. The increase in art and development expenditures reflects the Company's strategy to remain a leader in product quality and development.

  SPECIAL BONUSES

     Special bonuses, which were based entirely upon the Company's pre-tax income, increased by approximately $0.9 million for the nine months ended September 30, 1996 compared to the same period in 1995. In connection with the Offering, the employment agreements which gave rise to these bonuses have been substantially modified to eliminate the special bonus payments. See "Management of the Company -- Executive Compensation -- Employment Agreements."

  INCOME FROM OPERATIONS

     The factors discussed above contributed to the increase in income from operations of 11.0% to $24.4 million for the nine months ended September 30, 1996 from $22.0 million in the corresponding period in 1995. As a percentage of net sales, income from operations decreased from 17.1% for the nine months ended September 30, 1995 to 16.5% for the same period in 1996.

  INTEREST EXPENSE, NET

     Interest expense, net increased by $0.2 million to $4.6 million for the nine months ended September 30, 1996, reflecting slightly higher borrowings associated with increased working capital (primarily for inventory and accounts receivable) needed to support the increased volume of sales, offset in part by a lower effective interest cost associated with the Company's revised revolving credit agreement, which was entered into in September 1995.

  INCOME TAXES

     Amscan Inc., Am-Source, Inc., JCS Realty Corp. and SSY Realty Corp. elected to be taxed as Subchapter S corporations for federal income tax and, where available, for state income tax purposes. Accordingly, these entities have not been subject to federal income taxes. In connection with the completion of the Offering, Amscan Inc., Am-Source, Inc., JCS Realty Corp. and SSY Realty Corp. will terminate their Subchapter S corporation status and, accordingly, will be subject to federal and state income taxes. The amounts shown as income taxes consist principally of foreign taxes. See "Amscan Inc. and Affiliates Combined Financial Statements."

  MINORITY INTERESTS

     Minority interests represent the portion of income attributable to equity ownership not held by Mr. Svenningsen. In addition to the minority interests of certain foreign entities, these amounts include the minority interest of Am-Source, Inc., which will be acquired in conjunction with the Offering. See "Organization of the Company."

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

  NET SALES

     Net sales for the year ended December 31, 1995 were $167.4 million, an increase of 26.8% over 1994 when net sales were $132.0 million. Increased sales to superstores accounted for $23.3 million or 66% of this increase. The number of retail outlets represented by these accounts increased to 886 in 1995 from 720 in 1994. Also contributing to this net sales increase was the impact of the Company's marketing strategy of continually offering new products as well as new designs and themes for existing products. In 1995, the Company's product line included over 13,400 sku's compared with approximately 11,000 sku's in 1994. Selling price increases related to core products (paper plates, napkins, tablecovers and cups) in response to higher paper costs, accounted for approximately 5 percentage points of the 26.8% of the year-over-year increase in net sales. Increased sales to international customers accounted for approximately $4.3 million of the increase in net sales in 1995 compared to 1994.

  GROSS PROFIT

     Gross profit increased by approximately $13.5 million from 1994 to 1995, and improved as a percentage of net sales from 34.3% to 35.1%. The gross profit margin improvement resulted primarily from the increased vertical integration of the Company's tableware manufacturing operations. During 1995, the Company added several new pieces of equipment including two printing presses which enabled it to expand its manufacturing capacity. In addition, gross margin improved as a result of increased leveraging of existing distribution facilities and improved purchasing of nonmanufactured products.

  SELLING EXPENSES

     Selling expenses increased by approximately $0.9 million from 1994 to 1995, but declined as a percentage of net sales from 8.5% to 7.4%. The primary reason for the percentage decline was the Company's ability to increase sales to its superstore customers, while not significantly increasing its sales costs associated with these accounts.

  GENERAL AND ADMINISTRATIVE EXPENSES

     General and administrative expenses increased by approximately $0.5 million from 1994 to 1995, primarily as a result of modest wage increases partially offset by decreased provisions for bad debts and write-offs. During 1994, the Company sustained a larger amount of write-offs due to two large accounts which filed for bankruptcy. As a percentage of net sales, general and administrative expenses declined from 11.0% to 9.1%. The Company was able to leverage its administrative resources while supporting the increased sales.

  ART AND DEVELOPMENT COSTS

     Art and development costs increased approximately $1.5 million from 1994 to 1995. As a percentage of net sales, art and development costs increased from 2.1% in 1994 to 2.5% in 1995. The Company significantly expanded its creative and new product development staff and internal development capabilities in 1995, which resulted in a substantial increase in art and development costs. The increase in such expenses reflects the Company's strategy of remaining a leader in product quality and development.

  SPECIAL BONUSES

     Special bonuses, which were based upon the Company's pre-tax income, increased in 1995 over 1994. The special bonus in 1994 included special one-time bonuses of approximately $0.8 million associated with the partial acquisition of Am-Source, Inc. In connection with the Offering, the employment agreements which gave rise to these bonuses have been substantially modified to eliminate the special bonus payments. See "Management of the Company -- Executive
Compensation -- Employment Agreements."

  INCOME FROM OPERATIONS

     The factors discussed above contributed to the increase in income from operations of 69.9% to $24.7 million in 1995 from $14.5 million in 1994. As a percentage of net sales, income from operations increased from 11.0% in 1994 to 14.6% in 1995.

  INTEREST EXPENSE, NET

     Interest expense, net increased by $1.9 million to $5.8 million from 1994 to 1995, reflecting higher borrowings associated with increased working capital (primarily for inventory and accounts receivable) needed to support the increased volume of sales, as well as an increase in the Company's average effective rate for borrowed money from 7.5% to 8.3%.

  INCOME TAXES

     Amscan Inc., Am-Source, Inc., JCS Realty Corp. and SSY Realty Corp. elected to be taxed as Subchapter S corporations for federal income and, where available, for state income tax purposes. Accordingly, these entities have not been subject to federal income taxes. In connection with the consummation of the Offering, Amscan Inc., Am-Source, Inc., JCS Realty Corp. and SSY Realty Corp. will terminate their Subchapter S corporation status and, accordingly, will be subject to federal and state income taxes. The amounts shown as income taxes consist principally of foreign taxes. See "Amscan Inc. and Affiliates Combined Financial Statements."

  MINORITY INTERESTS

     Minority interests represent the portion of income attributable to equity ownership not held by Mr. Svenningsen. In addition to the minority interests of certain foreign entities, these amounts include the minority interest of Am-Source, Inc. which will be acquired in conjunction with the Offering. See "Organization of the Company."

YEAR ENDED DECEMBER 31, 1994 COMPARED TO DECEMBER 31, 1993

  NET SALES

     Net sales for the year ended December 31, 1994 were $132.0 million, an increase of 21.2% over 1993 when net sales were $108.9 million. Increased sales to superstores accounted for $12.5 million or 54% of this increase. The number of retail outlets represented by these accounts increased to 720 in 1994 from 591 in 1993. The number of items offered by the Company, which increased from 10,000 sku's in 1993 to 11,000 in 1994, also contributed to the improvement in net sales. In addition, sales were favorably affected by the inclusion of a full year of operating results for Am-Source, Inc. and Trisar, Inc. both of which were acquired by the Company during 1993. Average selling prices for the Company's core products (paper plates, napkins, cups and tablecovers) remained relatively flat between 1993 and 1994. Increased sales to international customers accounted for approximately $3.0 million of the sales increase.

  GROSS PROFIT

     Gross profit increased approximately $9.0 million from 1993 to 1994, and improved as a percentage of net sales from 33.3% to 34.3%. Improved margins resulted from the Company's manufacturing a greater portion of its tableware requirements. In addition, gross margin improved as a result of increased leveraging of existing distribution facilities and improved purchasing of non-manufactured products.

  SELLING EXPENSES

     Selling expenses increased approximately $1.5 million between 1993 and 1994, but declined as a percentage of net sales from 9.0% to 8.5%. The primary reason for the percentage decline was the Company's ability to increase sales to its superstore customers while not significantly increasing its sales costs associated with these accounts.

  GENERAL AND ADMINISTRATIVE EXPENSES

     General and administrative expense increased approximately $3.4 million from 1993 to 1994 as a result of a number of factors including: the full year impact of acquisitions made in 1993, increases in provisions for bad debts, increased consulting and professional fees associated with systems development and wage increases. As a percentage of net sales, general and administrative expenses increased from 10.1% to 11.0% from 1993 to 1994.

  ART AND DEVELOPMENT COSTS

     Art and development costs increased approximately $0.2 million between 1993 and 1994. The increase was principally a result of the additional art and development costs associated with the acquisition of Trisar, Inc. which was consummated in 1993. As a percentage of net sales, art and development expenses decreased from 2.4% in 1993 to 2.1% in 1994.

  SPECIAL BONUSES

     Special bonuses, which were based upon the Company's pre-tax income, increased in 1994 over 1993. The special bonus in 1994 included special one-time bonuses of approximately $0.8 million associated with the partial acquisition of Am-Source, Inc. In connection with the Offering, the employment agreements which gave rise to these bonuses have been substantially modified to eliminate the special bonus payments. See "Management of the Company -- Executive Compensation -Employment Agreements."

  INCOME FROM OPERATIONS

     Due to the factors discussed above, income from operations increased 23.9% to $14.5 million in 1994 from $11.7 million in 1993. As a percentage of net sales, income from operations increased from 10.8% to 11.0% from 1993 to 1994.

  INTEREST EXPENSE, NET

     Interest expense, net in 1994 increased by $1.5 million to $3.8 million, reflecting higher borrowings associated with increased working capital needed to support the increased volume of sales, as well as an increase in the Company's average effective interest rate from 6.9% to 7.5%.

  INCOME TAXES

     Amscan Inc., Am-Source, Inc., JCS Realty Corp. and SSY Realty Corp. elected to be taxed as Subchapter S corporations for federal income and, where available, for state tax purposes. Accordingly, these entities have not been subject to federal income taxes. In connection with the Offering, Amscan Inc., Am-Source, Inc., JCS Realty Corp. and SSY Realty Corp. will terminate their Subchapter S corporation status and, accordingly, will be subject to federal and state income taxes. The amounts shown as income taxes consist principally of foreign taxes. See "Amscan Inc. and Affiliates Combined Financial Statements."

  MINORITY INTERESTS

     Minority interests represent the portion of income attributable to equity ownership not held by Mr. Svenningsen. In addition to the minority interests of certain foreign entities, these amounts include the minority interest of Am-Source, Inc. which will be acquired in conjunction with the Offering. See "Organization of the Company."

LIQUIDITY AND CAPITAL RESOURCES

     The Company has financed its growth over the past three years principally through cash flow generated from operations, the use of operating leases, increases in its revolving line of credit borrowings and increases in long-term debt, including subordinated debt owed to Mr. Svenningsen. The proceeds from this Offering will be used to reduce indebtedness under the Company's line of credit and to repay subordinated debt. Management believes that the Company's working capital requirements will continue to be met by cash flow from operations and borrowings under its line of credit.

     On September 20, 1995, the Company amended its revolving line of credit with several banks. This facility provided the Company with a $50.0 million credit line based upon the eligible assets of the Company. The amount available under this facility increased to $55.0 million on September 20, 1996, and will increase to $60.0 million on September 20, 1997. The facility, which expires September 20, 2000, had an outstanding balance as of September 30, 1996 of $45.8 million at an average interest rate of 6.96%. This rate includes the impact of interest rate "swap" contracts which the Company has entered into to fix the interest rate on $25.0 million of its obligation. (See Note (5) of the Notes to Combined Financial Statements of Amscan Inc. and Affiliates.) The Company's revolving line of credit imposes certain restrictions on the ability of the Company and certain of its subsidiaries, including Amscan Inc., to incur additional indebtedness, enter into guarantees or other similar agreements, make loans to or investments in other persons and pay dividends. The Company and its subsidiaries on a combined basis are also subject to financial covenants which require them to maintain a certain threshold tangible net worth, limit capital expenditures and require the Company and its subsidiaries on a combined basis to maintain certain financial ratios pursuant to the credit agreement relating to this facility. The Company is not currently in default in respect of any of these restrictive covenants or financial ratios. The Company may seek to enter into new arrangements to replace this revolving credit facility which might include both term debt and revolving credit.

     Net cash used in operating activities decreased by approximately $9.6 million to $0.3 million in the September 1996 period from $9.9 million in the September 1995 period as a result of increases in net earnings before depreciation and amortization and an increase in accounts payable and accrued liabilities, partially offset by an increase in deposits paid on purchased equipment and a decrease in the rate of growth in inventories and other assets. Net cash used in investing activities of $3.7 million remained nearly level with spending for the nine months ended September 30, 1995. Net cash provided by financing activities decreased by $9.1 million, to $5.0 million in the September 1996 period from $14.1 million in the September 1995 period as a result of net decreases in loans, notes payable and long-term indebtedness.

     Net cash provided by operating activities decreased by $1.0 million to $2.9 million in 1995 from $3.9 million in 1994. This decrease was primarily attributable to increases in accounts receivable, inventories and other assets, offset by increases in accounts payable and accrued expenses and net income before depreciation and amortization. Net cash used in investing activities decreased $3.4 million from $6.1 million to $2.7 million due to reduced capital expenditures. Net cash provided from financing activities decreased $2.6 million from $2.7 million to $0.1 million due to an increase in stockholder distributions partially offset by an increase in loans, notes payable and long-term indebtedness.

     Net cash provided by operating activities decreased $4.8 million from $8.7 million in 1993 to $3.9 million in 1994 due to decreased growth in accounts payable and accrued expenses and increased inventories and other assets, partially offset by increased net income before depreciation and amortization and decreased growth of accounts receivable. Net cash used in investing activities increased $0.4 million from $5.6 million to $6.0 million in 1994. The increase was attributable to payments made in 1993 for acquisitions, not made in 1994, offset by increases in capital expenditures in 1994 over 1993. Net cash from financing activities increased $4.7 million from $1.9 million used in 1993 to $2.8 million provided by financing activities in 1994, due to an increase in proceeds from loans, notes payable and long-term debt, offset by a decrease in stockholder distributions.

     Accounts receivable, net increased $19.5 million to $51.4 million on September 30, 1996 from $31.9 million at December 31, 1995. This increase is due principally to the seasonal nature of the business as well as increased sales. Third quarter sales are generally the highest of the year primarily due to initial shipments of seasonal holiday merchandise which has dated terms which result in higher accounts receivable balances relative to year-end levels.

     Deposits and other assets increased $7.2 million to $10.1 million on September 30, 1996 from December 31, 1995. Accrued expenses increased $8.0 million to $17.5 million on September 30, 1996. These increases are due principally to deposits placed and the related advances received in connection with various operating leases for manufacturing and warehouse equipment as well as office equipment and computer software.

     Loans payable increased $10.1 million to $47.9 million on September 30, 1996 from December 31, 1995 due to increases on various existing lines of credit. These increases were used to fund working capital needs which consisted primarily of increased accounts receivable.

     Subordinated debt and other indebtedness to stockholders increased $19.9 million to $35.9 million on September 30, 1996 from December 31, 1995. This increase is due principally to the declaration of distributions of accumulated earnings to stockholders.

     Additional paid-in capital decreased $7.6 million to $1.5 million on September 30, 1996 from December 31, 1995 due to the declaration of distributions of previously provided capital.

     The Company generated $8.2 million and $13.1 million from third party financings for the nine months ended September 30, 1996 and 1995, respectively. Financings for the nine months ended September 30, 1996 consisted primarily of borrowings under credit facilities, while financings through September 30, 1995 consisted primarily of long-term loans secured by machinery and equipment and borrowings under the credit facilities. The Company used $23.0 million of the cash for the nine months ended September 30, 1996 and $30.4 million of the cash for the nine months ended September 30, 1995 to fund its working capital needs, which consisted primarily of increases in accounts receivable and inventory.

     The Company generated $10.0 million and $3.9 million from third party financings and $1.2 million and $6.3 million from financings with Mr. Svenningsen in 1995 and 1994, respectively. Financings in 1995 consisted primarily of long-term loans secured by machinery and equipment and borrowings under revolving credit facilities, while financings in 1994 consisted primarily of bankers acceptances and borrowings under revolving credit facilities. The Company used $20.5 million of the cash in 1995 and $12.5 million of the cash in 1994 to fund its working capital needs, which consisted primarily of increases in accounts receivable and inventory.

     In 1995, the Company acquired $2.6 million of machinery and equipment, which was financed by long-term debt and borrowings under the Company's revolving credit facility, and entered into operating leases for additional machinery and equipment worth $7.4 million. In 1994, the Company acquired $6.8 million of machinery and equipment which was financed primarily by borrowings under the Company's revolving credit facilities and $4.0 million of which was refinanced through long-term loans early in 1995. The Company is continuing to add to manufacturing capacity and has entered into additional operating leases for machinery and equipment worth approximately $10.4 million and has acquired machinery and equipment worth approximately $5.8 million to date in 1996. Management believes that these additions to plant and equipment provide adequate capacity to support its operations for at least the balance of the year ending December 31, 1996 and for the year ending December 31, 1997. As of September 30, 1996 the Company did not have material commitments for capital expenditures other than for machinery and equipment which will be leased under the aforementioned $10.4 million of operating leases.

     In 1995, the Company distributed $11.0 million, compared to $7.5 million in 1994, to stockholders, of which $4.0 million in 1995 and $6.3 million in 1994 was reinvested in the Company as debt payable to stockholders. The remainder of these distributions was used principally for the payment of their taxes. See "Organization of the Company." The increase from 1994 to 1995 was due to increased earnings of those corporations, taxable to the stockholders.

RECENTLY ISSUED ACCOUNTING STANDARDS

     In October 1995, the Financial Accounting Standards Board (FASB) issued Statement on Financial Accounting Standards (SFAS) No. 123 -- Accounting for Stock-Based Compensation. As allowable by SFAS 123, the Company does not intend to recognize compensation cost for stock-based employee compensation arrangements, but rather, starting with fiscal 1996, will disclose the pro-forma impact on net income and earnings per share as if the fair value stock-based compensation had been recognized starting with fiscal 1995.

     In March, 1995, the FASB issued SFAS 121 -- Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. When adopted in 1996, the Company does not believe that the impact of SFAS 121 will have a significant impact on its financial position or results of operations.

     Other pronouncements issued by the FASB or other authoritative accounting standard groups with future effective dates are either not applicable or not significant to the financial statements of the Company.

QUARTERLY RESULTS

     As a result of the seasonal nature of certain of the Company's products, the quarterly results of operations may not be indicative of those for a full year. Third quarter sales are generally the highest of the year due to a combination of increased sales to consumers of the Company's products during summer months as well as initial shipments of seasonal holiday merchandise as retailers build inventory. Conversely, fourth quarter sales are generally lower as retailers sell through inventories purchased during the third quarter. The overall growth rate of the Company's sales in recent years has offset, in part, this sales variability. Promotional activities, including special dating and pricing terms, particularly with respect to Halloween and Christmas products, result in generally lower margins and profitability in the fourth quarter, as well as higher accounts receivable balances and associated higher interest costs to support these balances. The following table sets forth the historical net sales and income from operations of the Company for 1995 and 1996 by quarter.

                                                                               1996 QUARTERS
                                        1995 QUARTERS                   ----------------------------
                           ----------------------------------------      MARCH
                           MARCH 31   JUNE 30   SEPT. 30   DEC. 31        31      JUNE 30   SEPT. 30
                           --------   -------   --------   --------     -------   -------   --------
                                                       ($ IN THOUSANDS)
Net sales................  $ 39,376   $41,046   $ 47,892   $ 39,089     $47,258   $45,714   $ 54,036
Income from operations...  $  6,492   $ 6,350   $  9,120   $  2,707(a)  $ 7,586   $ 7,564   $  9,222

---------------
(a) In addition to the seasonal variability described above, income from operations for the fourth quarter of 1995 was adversely affected by the impact of higher paper costs for which selling price adjustments were implemented in the first quarter of 1996. Income from operations for this quarter was also adversely affected by additional bad debt reserves (approximately $0.5 million) and additional computer system expenses (approximately $0.5 million).

              SUPPLEMENTAL PRO FORMA COMBINED FINANCIAL STATEMENTS
                                  (UNAUDITED)

     The following Supplemental Pro Forma Combined Financial Statements for the year ended December 31, 1995 and as of and for the nine months ended September 30, 1996 reflect the combined results of operations of Amscan Inc. and Affiliates after giving effect to certain events that have occurred or will occur in conjunction with the Organization and the Offering including pro forma adjustments intended to present the historical results as if Amscan Inc., Am-Source, Inc., JCS Realty Corp. and SSY Realty Corp. had not elected to be treated as Subchapter S corporations for tax purposes.

     The unaudited Supplemental Pro Forma Combined Financial Statements have been prepared by management solely to facilitate period to period comparisons and do not represent the actual financial position or results of operations for the periods presented. The Supplemental Pro Forma Combined Balance Sheet and the Supplemental Pro Forma Combined Statements of Operations do not purport to be indicative of future results.

     The Supplemental Pro Forma Combined Financial Statements should be read in conjunction with the Combined Financial Statements of Amscan Inc. and Affiliates and the notes thereto as of and at December 31, 1995 and the Combined Financial Statements of Amscan Inc. and Affiliates and the notes thereto as of and at September 30, 1996 contained elsewhere in this Prospectus.

                           AMSCAN INC. AND AFFILIATES

            SUPPLEMENTAL PRO FORMA COMBINED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995
                     ($ IN THOUSANDS, EXCEPT SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                   PRO FORMA AND
                                                                   SUPPLEMENTAL
                                                                     PRO FORMA       SUPPLEMENTAL
                                                    HISTORICAL      ADJUSTMENTS       PRO FORMA
                                                    ----------     -------------     ------------
Net sales.........................................   $ 167,403                        $  167,403
Cost of sales.....................................     108,654                           108,654
                                                      --------                          --------
  Gross profit....................................      58,749                            58,749
  Selling.........................................      12,241                            12,241
  General and administrative......................      15,002        $   250(a)          15,252
  Art and development.............................       4,256                             4,256
  Special bonuses.................................       2,581         (2,581)(b)             --
                                                      --------                          --------
     Income from operations.......................      24,669                            27,000
Interest expense, net.............................       5,772         (1,785)(c)          3,987
Other income, net.................................        (309)                             (309)
                                                      --------                          --------
  Income before income taxes and minority
     interests....................................      19,206                            23,322
Income taxes......................................         731          8,816(d)           9,547
Minority interests................................       1,041           (927)(a)            114
                                                      --------                          --------
  Supplemental pro forma net income...............   $  17,434                        $   13,661(e)
                                                      ========                          ========
  Supplemental pro forma net income per share.....                                    $     0.66
                                                                                        ========
  Supplemental pro forma weighted average common
     shares outstanding...........................                                    20,698,076(f)
                                                                                        ========

Notes to Supplemental Pro Forma Combined Statement of Operations for the year ended December 31, 1995 ($ in thousands):

(a) To reflect $250 amortization of goodwill of $7,500 over thirty years and the elimination of $927 for minority interest related to the acquisition of an additional 50% of Am-Source, Inc. as if it were acquired at the beginning of the period presented;

(b) To reflect the elimination of special bonuses that will not be recurring due to the termination of certain employment agreements in connection with the Offering. No adjustments are reflected or are necessary with respect to performance-based compensation as the provisions in the new employment agreements would have resulted in performance-based compensation materially equivalent to that reflected in the historical accounts under the prior employment agreements;

(c) To reflect the reduction of actual interest expense assuming a repayment of $7,900 of bank loans at the actual rate in effect and an average balance of $13,300 of loans from Mr. Svenningsen at the actual rate in effect;

(d) To provide for income taxes at statutory rates of 40.5% on earnings as if Amscan Inc., Am-Source, Inc., JCS Realty Corp. and SSY Realty Corp. had not been treated as Subchapter S corporations during the period presented ($6,672) and to give effect to the tax effect of these adjustments ($2,144);

(e) The above pro forma and supplemental pro forma adjustments do not include anticipated non-recurring expenses of $15,320 relating to compensation expense to be incurred at the consummation of the Offering in connection with cash and stock of $11,320 to be paid to Mr. Rittenberg and $1,000 to be paid to certain other executives in connection with the termination or modification of prior employment agreements and $3,000 for the establishment of the ESOP for the benefit of the Company's domestic employees and the payment of stock bonuses to certain of such employees;

(f) Supplemental pro forma weighted average common shares outstanding is calculated as if the shares issued in the Offering as well as those issued in the Organization had been outstanding from the beginning of the period presented.

                           AMSCAN INC. AND AFFILIATES

            SUPPLEMENTAL PRO FORMA COMBINED STATEMENT OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
                     ($ IN THOUSANDS, EXCEPT SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                    PRO FORMA AND
                                                                    SUPPLEMENTAL
                                                                      PRO FORMA       SUPPLEMENTAL
                                                     HISTORICAL      ADJUSTMENTS       PRO FORMA
                                                     ----------     -------------     ------------
Net sales..........................................   $ 147,008                       $    147,008
Cost of sales......................................      92,861                             92,861
                                                       --------                           --------
  Gross profit.....................................      54,147                             54,147
  Selling..........................................       8,691                              8,691
  General and administrative.......................      14,113        $   188(a)           14,301
  Art and development..............................       3,671                              3,671
  Special bonuses..................................       3,300         (3,300)(b)              --
                                                       --------                           --------
  Income from operations...........................      24,372                             27,484
Interest expense, net..............................       4,569         (1,466)(c)           3,103
Other income, net..................................        (301)                              (301)
                                                       --------                           --------
  Income before income taxes and minority
     interests.....................................      20,104                             24,682
Income taxes.......................................         767          9,512(d)           10,279
Minority interests.................................       1,242         (1,138)(a)             104
                                                       --------                           --------
  Supplemental pro forma net income................   $  18,095                       $     14,299(e)
                                                       ========                           ========
  Supplemental pro forma net income per share......                                   $       0.69
                                                                                          ========
  Supplemental pro forma weighted average common
     shares outstanding............................                                     20,698,076(f)
                                                                                          ========

Notes to Supplemental Pro Forma Combined Statement of Operations for the nine months ended September 30, 1996 ($ in thousands):

(a) To reflect $188 for amortization of goodwill of $7,500 over thirty years and the elimination of $1,138 for minority interest related to the acquisition of an additional 50% of Am-Source, Inc. as if it were acquired at the beginning of the period presented;

(b) To reflect the elimination of special bonuses that will not be recurring due to the termination of certain employment agreements in connection with the Offering. No adjustments are reflected or are necessary with respect to performance-based compensation as the provisions in the new employment agreements would have resulted in performance-based compensation materially equivalent to that reflected in the historical accounts under the prior employment agreements;

(c) To reflect the reduction of actual interest expense assuming a repayment of $7,900 of bank loans at the actual rate in effect and $16,000 of loans from Mr. Svenningsen at the actual rate in effect;

(d) To provide for income taxes at statutory rates (40.5%) on earnings as if Amscan Inc., Am-Source, Inc., JCS Realty Corp. and SSY Realty Corp. had not been treated as Subchapter S corporations during the period presented ($7,121) and to give effect to the tax effect of these adjustments ($2,391);

(e) The above pro forma and supplemental pro forma adjustments do not include anticipated non-recurring expenses of $15,320 relating to compensation expense to be incurred at the consummation of the Offering in connection with cash and stock of $11,320 to be paid to Mr. Rittenberg and $1,000 to be paid to certain other executives in connection with the termination or modification of prior employment agreements and $3,000 for the establishment of the ESOP for the benefit of the Company's domestic employees and the payment of stock bonuses to certain of such employees;

(f) Supplemental pro forma weighted average common shares outstanding is calculated as if the shares issued in the Offering as well as those issued in the Organization had been outstanding from the beginning of the period presented.

                           AMSCAN INC. AND AFFILIATES

                 SUPPLEMENTAL PRO FORMA COMBINED BALANCE SHEET
                               SEPTEMBER 30, 1996
                     ($ IN THOUSANDS, EXCEPT SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                                   SUPPLEMENTAL
                                                                                     PRO FORMA
                                                  SUPPLEMENTAL                      ADJUSTMENTS
                                                   PRO FORMA          ADJUSTED   TO GIVE EFFECT TO     SUPPLEMENTAL
                                     HISTORICAL   ADJUSTMENTS         HISTORICAL   THE OFFERING         PRO FORMA
                                     ----------   ------------        --------   -----------------     ------------
ASSETS
Current assets:
  Cash and cash equivalents.........  $   3,530                       $  3,530                           $  3,530
  Accounts receivable, net..........     51,359                         51,359                             51,359
  Inventories.......................     45,074                         45,074                             45,074
  Deposits and other................     10,146     $  3,078(a)         13,224                             13,224
                                       --------                       --------                           --------
     Total current assets...........    110,109                        113,187                            113,187
  Property, plant and equipment,
     net............................     30,409                         30,409                             30,409
  Other.............................      5,235        7,500(b)         12,735                             12,735
                                       --------                       --------                           --------
       Total assets.................  $ 145,753                       $156,331                           $156,331
                                       ========                       ========                           ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Loans payable.....................  $  47,955        3,400(c)       $ 51,355       $  (7,900)(g)       $ 43,455
  Subordinated and other
     indebtedness to stockholders...     35,900                         35,900         (35,900)(g)             --
  Accounts payable..................      4,326                          4,326                              4,326
  Accrued expenses..................     17,514        1,000(d)         18,514                             18,514
  Current installments of long-term
     indebtedness...................      2,318                          2,318                              2,318
                                       --------                       --------                           --------
       Total current liabilities....    108,013                        112,413                             68,613
  Long-term indebtedness, excluding
     current installments...........     12,412                         12,412                             12,412
  Other.............................        689        5,590(a)          6,279                              6,279
                                       --------                       --------                           --------
       Total liabilities............    121,114                        131,104                             87,304
                                       --------                       --------                           --------
  Stockholders' equity:
  Preferred stock ($0.10 par value;
     5,000,000 shares authorized;
     none issued and outstanding)
  Common stock ($0.10 par value;
     50,000,000 shares authorized;
     20,698,076 shares issued and
     outstanding, as adjusted)......        393         (393)(e)         1,669             400(h)           2,069
                                                       1,516(e)
                                                          66(c)
                                                          62(b)
                                                          25(f)
  Additional paid-in capital........      1,490       (1,210)(e)        18,547          43,400(h)          61,947
                                                       7,854(c)
                                                       7,438(b)
                                                       2,975(f)
  Retained earnings.................     23,490      (11,320)(c)         5,658                              5,658
                                                      (1,000)(d)
                                                      (2,512)(a)
                                                      (3,000)(f)
  Cumulative translation
     adjustment.....................       (647)                          (647)                              (647)
  Treasury stock....................        (87)          87(e)             --                                 --
                                       --------                       --------                           --------
     Total stockholders' equity.....     24,639                         25,227                             69,027
                                       --------                       --------                           --------
          Total liabilities and
            stockholders' equity....  $ 145,753                       $156,331                           $156,331
                                       ========                       ========                           ========

Notes to Supplemental Pro Forma Balance Sheet ($ in thousands, except share amounts):

(a) Reflects a deferred income tax asset and liability of $3,078 and $5,590, respectively, (net reduction of $2,512 to Retained Earnings) resulting from accumulated timing differences as if Amscan Inc., Am-Source, Inc., JCS Realty Corp., and SSY Realty Corp. had not been treated as Subchapter S corporations for income tax purposes.

(b) Reflects goodwill of $7,500 related to the acquisition of an additional 50% of Am-Source, Inc. In connection with the Organization, the Company entered into an agreement with the stockholders of Am-Source, Inc., other than Mr. Svenningsen, pursuant to which such stockholders exchanged all of their outstanding capital stock of Am-Source, Inc. for shares of Common Stock. The number of shares of Common Stock issued in this exchange was determined by dividing the $7,500 purchase price by the initial public offering price per share set forth on the cover page of this Prospectus for an aggregate of 624,999 shares of Common Stock ($62 and $7,438, credited to Common Stock and additional paid-in capital, respectively).

(c) Reflects the accrual for obligations of $3,400 to Mr. Rittenberg as partial payment in connection with the termination of his prior agreement. In connection with the Organization, Amscan Inc., Mr. Svenningsen and Mr. Rittenberg entered into an agreement, whereby Mr. Rittenberg relinquished certain rights under a previous employment agreement entered into between Amscan Inc. and Mr. Rittenberg. In exchange for the relinquishment of such rights, Mr. Rittenberg received a cash payment of $3,400 and a number of shares of capital stock of Amscan Inc., which shares he exchanged for 660,000 shares of Common Stock. The 660,000 shares issued to Mr. Rittenberg have a fair market value of $7,920 ($66 and $7,854, credited to Common Stock and additional paid-in capital, respectively). Such amount has been reflected as compensation expense thereby reducing retained earnings by $11,320. See "Organization of the Company" and "Management of the Company -- Executive Compensation -- Employment Agreements."

(d) Reflects the accrual for obligations payable of $1,000 to certain executives other than Mr. Rittenberg in connection with the termination of their prior employment agreements. Such amount has been reflected as compensation expense thereby reducing retained earnings by $1,000.

(e) Gives effect to the issuance of 15,024,616 shares of Common Stock to Mr. Svenningsen and 138,461 shares of Common Stock to the SSY Trusts in connection with the Organization ($1,516 credited to Common Stock). Pursuant to an agreement between the Company and Mr. Svenningsen, Mr. Svenningsen exchanged all of the outstanding capital stock of Amscan Inc. and Affiliates (other than the shares owned by Mr. Rittenberg pursuant to the agreement described in (c) above) for shares of Common Stock of the Company. The exchange resulted in the elimination of $393 in common stock, a reduction of $1,210 in additional paid-in capital, and the retirement of treasury stock of $87. See "Organization of the Company."

(f) Gives effect to the issuance of 250,000 shares of Common Stock ($25 and $2,975 credited to Common Stock and additional paid-in capital, respectively) to establish the ESOP for the benefit of the Company's domestic employees and the payments of stock bonuses to certain of such employees. The shares issued are reflected as compensation expense measured at the initial public offering price per share set forth on the cover page of this Prospectus, aggregating to a $3,000 reduction in retained earnings.

(g) Repayment of bank indebtedness and subordinated indebtedness to stockholders of $7,900 and $35,900, respectively, as of September 30, 1996 from net proceeds of the Offering. Excludes estimated earnings from September 30, 1996 to the date of the Offering which will be distributed and will result in an increase in subordinated indebtedness.

(h) Net proceeds from the Offering, calculated assuming 4,000,000 shares are issued at the initial public offering price per share set forth on the cover page of this Prospectus, aggregating to a total of $43,800 ($400 and $43,400 credited to Common Stock and additional paid-in capital, respectively).

                                    BUSINESS

     The Company is a designer, manufacturer and distributor of seasonal and everyday party goods. With a product line consisting of approximately 14,000 sku's, the Company is a complete source of paper and plastic party goods, including decorative tableware such as plates, napkins, cups and tablecovers, accessories such as invitations and balloons, and novelties such as games and favors. The Company's products are sold in more than 20,000 retail outlets. The Company is a leading supplier to the emerging party goods superstore distribution channel, where it has been able to position itself as a responsive and comprehensive supplier of proprietary, well designed and high quality products. The Company also distributes its products to discount chains, mass merchandisers and specialty retailers. The Company's in-house design staff produces and manages the broad spectrum of party goods for all occasions.

     Over the past five years, the businesses which the Company has acquired continued to grow sales and market share and has increased profitability by offering a broad product line, creating innovative and unique designs, enhancing its customer relationships (particularly in the superstore channel) and using state-of-the-art manufacturing and distribution technology. Further vertical integration of the operations was sought through strategic acquisitions including the acquisition in 1993 of a 50% interest in Am-Source Inc., a manufacturer of plastic plates, cups and bowls, and the acquisition in 1993 of Trisar, Inc., a manufacturer of gift products. In addition, in 1993 a 48% interest in Amscan de Mexico, S.A. de C.V., a distributor of the Company's products in Mexico was acquired. All of such entities became subsidiaries of the Company upon consummation of the Organization. See "Organization of the Company."

INDUSTRY OVERVIEW

     According to PARTY AND PAPER RETAILER, a trade publication for the party goods industry, the retail party supplies industry achieved total sales of approximately $8.8 billion in 1995, which includes items such as cards and stationery in addition to the products produced by the Company. Over the past several years, according to the same publication, there has been a significant shift of sales to party goods superstores.

     The Company believes that several current industry trends offer well-positioned manufacturers opportunities for significant growth including:

     - The increasing breadth and availability of party merchandise in the marketplace. Principal manufacturers such as the Company have broadened their product offerings to include party goods to celebrate a greater number of events, holidays and themes. At the same time, manufacturers are expanding the number and types of products offered for each sort of occasion to encourage add-on purchases by consumers planning parties.

     - The recent emergence of the party goods superstore merchandising concept. The retail party goods business has historically been fragmented, with consumers purchasing party goods from independent stores and designated departments within drug, discount or department store chains. Over the past several years, the marketplace has begun to accept a move toward the party goods superstore merchandising concept, similar to earlier merchandising shifts in such product categories as food, toys, office supplies, home furnishings and home improvement needs. These superstores provide consumers with a one-stop source for all of their party needs generally at discounted prices. By displaying an array of integrated and related merchandise in an attractive format, they seek to influence consumers to increase the number of items purchased for each event or occasion.

     - Consumers' desire to enhance the quality of their leisure time. Another important dynamic in this industry is an increase in home entertaining, as consumers seek to enhance the quality of their leisure time by including party goods in their celebrations. The Company believes that this consumer desire to optimize leisure time is an outgrowth, among other things, of the increase in two wage-earner families. Party goods offer a convenient and affordable way to make all types of occasions more festive.

BUSINESS STRATEGY

     The Company's goal is to grow sales and market share and enhance profitability by offering the industry's fullest product line produced using state-of-the-art design processes and manufacturing technology. The key elements in executing the Company's strategy include:

  PROVIDE THE BROADEST PRODUCT LINE

     The Company endeavors to provide party goods retailers with the most extensive product line in the industry. Differentiating itself from its competitors, the Company offers approximately 200 design ensembles, each containing 30 to 150 items appealing to a variety of consumer preferences. In total, the Company's product line includes approximately 14,000 sku's. The Company believes that by offering such a full product line, it has created a competitive advantage by becoming a single source for a large portion of the retailers' requirements. In addition, the breadth of products gives the consumer new ideas for making parties festive, colorful and interesting. In this way, the Company seeks to increase the number of products sold per consumer for each transaction and generate consumer loyalty and repeat business.

  MAINTAIN PRODUCT DESIGN LEADERSHIP

     The Company's product development process is design driven. The Company believes it is a leader in the creation of innovative and unique designs for its products. The Company looks to create designs which have a level of complexity and style that is compelling to consumers and difficult for competitors to replicate. Approximately 60 of the Company's employees are engaged in the design process. From the large number of designs and concepts developed by these artists, the Company selects those it believes best to replace approximately one-third of its designed product ensembles each year. For example, in 1996 the Company introduced over 50 new ensemble designs.

     The Company targets a wide variety of events, holidays and themes in the creation of its designs and frequently introduces new designs into the marketplace. The goal of this approach is to heighten consumer awareness of particular events, holidays and themes and to reinforce the concept that party planning is appropriate and enjoyable throughout the year. For example, the Company has introduced on a nationwide scale ensembles for Mardi Gras and Hawaiian luaus, themes not traditionally part of home entertainment parties. Almost all of the Company's designs are developed in-house by a creative and highly skilled design staff using state-of-the-art technology. The Company does not depend on licenses to any material degree.

  WORK CLOSELY WITH CUSTOMERS

     The Company strives to build strong relationships with its customer base representing more than 20,000 retail outlets. Key elements of this strategy are providing superior service and involving retailers in the Company's product development and marketing process. In particular, the Company solicits input from retailers on new product concepts and consumer design preferences in determining the types of events, holidays and themes to target. The Company also furnishes to party goods retailers customized planograms for the display of products in their stores with the goal of maximizing sales to consumers. The Company believes that effective display of its products at retail, including coordinated accessories, results in add-on purchases by consumers seeking further to enhance the festive nature of their celebrations. The Company's order taking and fulfillment systems are designed to support its customers by providing customers with high fill rates and short turn-around times.

     Over the past five years, much of the Company's growth has been attributable to its ability to establish strong relationships with the emerging party goods superstore channel of distribution. The Company has been able to develop these relationships in large part due to its customer service efforts while maintaining its market position with its traditional customer base of independent card and party goods retailers.

  USE STATE-OF-THE-ART MANUFACTURING AND DISTRIBUTION TECHNOLOGY

     The Company uses state-of-the-art technological processes to design, manufacture and distribute its products. The Company's highly skilled design staff employs computer assisted design ("CAD") systems to develop designs which the Company believes are unmatched in terms of complexity and style. Its state-of-the-art manufacturing equipment includes highly automated printing, forming, folding and packaging equipment. This vertically integrated manufacturing capability, which covers most of its core products and accounted for approximately 50% of 1995 sales, enables the Company to control its costs, manage its inventory investment and respond quickly to customer orders. In order to expedite the order-entry process, the Company has equipped its sales force and certain of its customers with hand held computers. Through the use of standard telephone lines, these devices interface directly with the Company's automated distribution centers. The Company's distribution centers employ computer-assisted systems to receive and fill customer orders efficiently and quickly.

  GROW THROUGH ACQUISITIONS

     The Company has, from time to time, sought to expand its product line and market share, as well as further vertically integrate its operations, through strategic acquisitions. The Company may pursue additional acquisitions of complementary businesses which the Company believes may further these strategic objectives. The form of consideration which the Company might use in any particular acquisition could be cash, securities or some combination and would depend on the particular circumstances. Other than its agreement described herein under "Organization of the Company" pursuant to which the Company acquired the remaining 50% of Am-Source, Inc., which is the source of the Company's plastic plates, cups and bowls, the Company does not currently have any agreements with any parties with respect to acquisitions.

PRODUCTS AND SERVICES

     The Company offers products in everyday and seasonal designs. Everyday events and celebrations include birthdays, showers, weddings, christenings, graduations, anniversaries, retirements, first communions, bar mitzvahs, confirmations, summer picnics and barbecues and theme parties (such as Hawaiian luaus, Mardi Gras and '50's parties). Seasonal celebrations and events include New Years, Valentine's Day, St. Patrick's Day, Easter, Passover, Fourth of July, Halloween, Thanksgiving, Hanukkah and Christmas.

     The principal categories of products which the Company offers are tableware, accessories and novelties. The percentages of net sales represented by each product category for each of the past three calendar years are set forth in the following table:

                                                              1993     1994     1995
                                                              -----    -----    -----
        Tableware...........................................   55%      58%      60%
        Accessories.........................................   27%      26%      24%
        Novelties...........................................   18%      16%      16%

     The following table sets forth the principal products in each of the three categories:

            TABLEWARE                      ACCESSORIES             NOVELTIES
---------------------------------    -----------------------    ---------------
Solid Color:                         Balloons                   Buttons
  Paper and Plastic Cups             Banners                    Candles
  Paper and Plastic Plates           Cascades                   Cocktail Picks
  Paper and Plastic Tablecovers      Confetti                   Games
  Plastic Cutlery                    Crepe                      Mugs
                                     Cutouts                    Noise Makers
Decorated:                           Decorative Tissues         Party Favors
  Paper Cups                         Flags                      Party Hats
  Paper Napkins                      Gift Bags                  Pom Poms
  Paper Plates                       Gift Wrap                  T-shirts
  Paper Tablecovers                  Guest Towels
                                     Honeycomb Centerpieces
                                     Invitations and Notes
                                     Ribbons and Bows
                                     Signs

  TABLEWARE

     The Company believes that tableware products are the initial focus of a consumer in the planning of a party since these items are necessary in connection with the consumption of food and beverages. To distinguish its tableware from that of its competitors, the Company seeks to create a broad range of unique designs for its products. In addition, the Company's tableware products are priced competitively and affordably. The Company's paper plates, cups, napkins, tablecovers and plastic cutlery are affordable, having suggested retail prices (based upon quantity) ranging between $1.70 and $10.00.

  ACCESSORIES AND NOVELTY ITEMS

     The Company believes that a consumer also will choose the Company's tableware over that of its competitors due to the breadth and array of accessory and novelty items available to the consumer in designs coordinated with the Company's tableware designs. By offering coordinated ensembles, the Company seeks to appeal to consumers' imagination and tastes and therefore make the purchase of the Company's ensembles more appealing than purchasing tableware without accessories. The display of its accessory items in retail stores, in unified displays which create a striking visual impact, are designed to encourage the impulse buying of such accessories and novelty items by offering consumers the opportunity to enhance the festive nature of their celebration. The Company believes that the appeal of its full product line thereby increases the number of products sold per customer for each transaction.

DESIGN AND PRODUCTION

     The Company has an active design and new product development program involving approximately 60 of its employees on a full-time basis. These individuals perform a variety of functions, including product development, product management, design layout, art production and catalogue production. The Company looks to create designs which have a level of complexity and style which is compelling to consumers and difficult for competitors to replicate. The design process often begins more than a year in advance of actual commercial production and is intended to keep pace with changing consumer preferences in fashion and design. In addition, senior executives and members of the Company's product development and design staffs regularly meet with customers and attend trade shows and related events to ascertain market and design trends.

     Each year, the Company introduces new products as well as new designs and themes for existing products. New products are introduced not only in its existing lines but also as entirely new product concepts for the party event. New products must meet the Company's quality and pricing criteria and be able to be distributed through the Company's existing marketing and distribution system.

     State-of-the-art printing, forming, folding and packaging equipment support the Company's manufacturing operations. Company facilities in Kentucky, New York, Rhode Island and California produce paper and plastic plates, napkins, cups and other party and novelty items. This vertically integrated manufacturing capability for many of its key products allows the Company the opportunity to better control costs and improve product quality, manage inventory investment and provide efficiency in order fulfillment.

     In connection with its manufacturing operations, the principal raw materials used by the Company in its products are paper and plastic. While the Company currently purchases such raw materials from a relatively small number of sources, such raw materials are available generally from a number of sources, and the Company's current suppliers could be replaced by the Company without adversely affecting the Company's operations in any material respect.

     Over the past five years, the Company has purchased or leased new plant and equipment having an aggregate value of approximately $29 million to expand the manufacturing capabilities of the Company. As a result, approximately 50% of the Company's sales in 1995 were of items manufactured by the Company. The Company generally uses its manufacturing equipment on the basis of at least two shifts per day in order to lower its production costs per item. In addition, the Company manufactures products for third parties, the volume of which can be adjusted by the Company over a relatively short period of time and helps the Company maintain a satisfactory level of equipment utilization.

     The Company sources the remainder of its products from contract manufacturers, the majority of whom are located in China and elsewhere in the Far East and with whom the Company has long-standing relationships. The two largest such suppliers have exclusive supply arrangements with the Company and represent relationships which have been in place for more than ten years. The Company believes that the quality of craftsmanship and the ability to satisfy the Company's pricing criteria provides a significant competitive advantage. The Company's business, however, is not dependent upon any single source of supply for products manufactured for the Company by third parties.

SALES AND MARKETING

     The Company's practice of including party goods retailers in all facets of the Company's product development is a key element of the Company's sales and marketing efforts. The Company targets important consumer preferences by integrating its own market research with the input of party goods retailers in the creation of its designs and products. The sales organization assists customers in the actual set-up and lay out of displays of the Company's products. From time to time, the Company also provides customers with promotional displays.

     The principal sales and marketing tool of the Company is its three separate annual catalogues, two for seasonal products and one for everyday products. In 1995, the Company spent $1.1 million on the production of its sales catalogues.

     The Company's domestic sales force is comprised of 54 seasoned sales professionals who have, on average, been affiliated with the Company for over 5 years. International customers are serviced by experienced individuals who are generally employees of the Company's foreign subsidiaries. This experience provides the Company with individuals who possess thorough knowledge of the industry and the ability to maximize the positioning of the Company's broad product line with respect to the merchandising needs of the retailers.

DISTRIBUTION AND SYSTEMS

     The Company ships its products from distribution warehouses which employ computer assisted systems. Everyday products are shipped either from California or New York in order to achieve the most economical freight costs while providing fast delivery of goods to the party goods retailer. In order to control inventory investment, seasonal products are shipped out of a central warehouse located in New York. Products for foreign markets are shipped from the Company's distribution warehouses in Canada, Mexico, England and Australia.

     Many of the Company's sales orders are generated electronically through hand held units with which the sales force as well as many customers are equipped. Specifically, orders are entered into the hand held units and then transmitted over telephone lines to the Company's mainframe computer where they are processed for shipment. This electronic order entry expedites the order processing which in turn improves the Company's ability to fill customer merchandise needs accurately and quickly.

COMPETITION

     The Company competes on the basis of diversity and quality of its product designs, breadth of product line, product availability, price, reputation and customer service. The Company has many competitors with respect to one or more of its products, including smaller independent specialty manufacturers and other companies, some of which have financial resources which are greater than those of the Company. Certain of these competitors control licenses for widely recognized images, such as cartoon or motion picture characters, which could provide them from time to time with a competitive advantage. The Company believes, however, that there are few competitors which manufacture and distribute products with the complexity of design and breadth of product offerings that the Company does. In addition, the Company knows of no competitor who utilizes design styles across product categories to provide consumers with coordinated products in the variety that the Company offers. Furthermore, the Company believes that its state-of-the-art design and manufacturing processes create an efficiency in manufacturing that few of its competitors achieve in the production of numerous coordinated products in multiple design types.

CUSTOMERS

     The Company's customers are principally party goods superstores, large discount chains, mass merchandisers and independent card and party retailers. Among this group, the Company's primary customers are party goods superstores.

     During 1995 and the first nine months of 1996, sales by the Company to its largest customer, Party City Corporation, were 11% and 14% respectively, of the Company's combined net sales for such periods. Although the Company believes its relationship with Party City Corporation to be good, should such relationship be terminated, the Company's financial condition and results of operations could be adversely affected.

PATENTS, TRADEMARKS, COPYRIGHTS, LICENSES

     The Company owns copyrights on the designs created by the Company and used on its products. The Company owns trademarks in the words and designs used on or in connection with its products. It is the practice of the Company to register its copyrights with the United States Copyright Office to the extent it deems reasonable. The Company does not believe that the loss of copyrights or trademarks with respect to any particular product or products would have a material adverse effect on the business of the Company.

     The Company does not depend on licenses to any material degree in its business and, therefore, does not incur any material licensing expenses. In 1995, sales of licensed products were $8.1 million or 4.9% of 1995 total net sales.

EMPLOYEES

     As of September 30, 1996, the Company had approximately 1,100 employees, none of whom is represented by a labor union. The Company considers its relationship with its employees to be good.

FACILITIES

     The Company maintains its corporate headquarters in Elmsford, New York and conducts its principal design, manufacturing and distribution operations at the following facilities:

                                                                                OWNED OR LEASED (WITH
        LOCATION              PRINCIPAL ACTIVITY          SQUARE FEET             EXPIRATION DATE)
-------------------------    ---------------------    --------------------    -------------------------
Elmsford, New York(1)        Executive Offices;       45,000 square feet      Leased (expiration date:
                             design and art                                   February 28, 2001)
                             production of paper
                             party products and
                             decorations
Harriman, New York           Manufacture of paper     75,000 square feet      Leased (expiration date:
                             napkins and cups                                 March 31, 1999)
Providence, Rhode Island     Manufacture and          51,000 square feet      Leased (expiration date:
                             distribution of                                  June 30, 2008)
                             plastic plates, cups
                             and bowls
Louisville, Kentucky         Manufacture and          183,000 square feet     Leased (expiration date:
                             distribution of paper                            March 31, 1997)
                             plates
Anaheim, California          Manufacture of           25,000 square feet      Leased (expiration date:
                             novelty items                                    February 28, 1999)
Temecula, California(2)      Distribution of party    212,000 square feet     Leased (expiration date:
                             products and                                     February 28, 2000)
                             decorations
Goshen, New York             Distribution of party    130,000 square feet     Leased (expiration date:
                             products and                                     December 31, 1998)
                             decorations
Chester, New York(3)         Distribution of party    287,000 square feet     Owned
                             products and
                             decorations
Montreal, Canada(4)          Distribution of party    124,000 square feet     Owned
                             products and
                             decorations
Milton Keynes, England       Distribution of party    30,000 square feet      Leased (expiration date:
                             products and                                     March 31, 2016)
                             decorations
                             throughout United
                             Kingdom and Europe
Melbourne, Australia         Distribution of party    10,000 square feet      Owned
                             products and
                             decorations in
                             Australia and Asia

---------------

(1) Property leased by the Company from a limited liability company which is 79%-owned by a trust established for the benefit of John A. Svenningsen's children, 20%-owned by a trust established for the benefit of Mr. Svenningsen's sister's children and 1%-owned by a corporation owned by Mr. Svenningsen. See "Certain Related Transactions."

(2) Property leased by the Company from John A. Svenningsen. See "Certain Related Transactions."

(3) Property subject to a ten-year mortgage made by the Company securing a loan in the original principal amount of $5,925,000 bearing interest at a rate of 8.51%. Such mortgage commenced on September 14, 1994.

(4) Property subject to a mortgage made by the Company securing a loan in the original principal amount of $2,088,000. Such mortgage bears an interest rate at the lower of Hong Kong Bank of Canada's Cost of Funds plus 1.6% or Canadian Prime plus 0.5%.

     The Company believes that its properties have been adequately maintained, are in generally good condition and are suitable for the Company's business as presently conducted. The Company believes its existing facilities provide sufficient production capacity for its present needs and for its anticipated needs in the foreseeable future. To the extent such capacity is not needed for the manufacture of the Company's products, the Company generally uses such capacity for the manufacture of products for others pursuant to terminable contracts. Currently, all properties generally are being used on a basis of two shifts out of a maximum potential capacity of three shifts per day. The Company also believes that upon the expiration of its current leases, it either will be able to secure renewal terms or enter into leases for alternative locations at market terms.

LEGAL PROCEEDINGS

     Neither the Company nor any of its subsidiaries is a party to any material pending legal proceedings.

                           MANAGEMENT OF THE COMPANY

DIRECTORS AND EXECUTIVE OFFICERS

     The directors and executive officers of the Company and their respective ages and principal positions with the Company are set forth below. Each director and executive officer has held such positions with the Company set forth below since October, 1996, the month during which the Company was incorporated.

                                                                       YEAR OF EXPIRATION
          NAME             AGE                 POSITION                OF TERM AS DIRECTOR
-------------------------  ---   ------------------------------------  -------------------
John A. Svenningsen......  65    Chairman of the Board of Directors,           1999
                                   Chief Executive Officer and
                                   Secretary
Gerald C. Rittenberg.....  44    Director and President                        1998
Christine Svenningsen....  39    Director                                      1997
William S. Wilkey........  40    Senior Vice President -- Sales and              --
                                   Marketing
James M. Harrison........  44    Chief Financial Officer and                     --
                                 Assistant Secretary

     JOHN A. SVENNINGSEN is the Chairman of the Board of Directors and Chief Executive Officer of Amscan Inc. He has served as Chief Executive Officer of Amscan Inc. since 1958 and served as President from 1958 to April 1996.

     GERALD C. RITTENBERG has served as the President of Amscan Inc. since April 1996. From 1991 to April 1996, he was Executive Vice President -- Product Development of Amscan Inc. and from 1990 to 1991 he was Vice
President -- Product Development of Amscan Inc. From 1988 to 1989, Mr. Rittenberg was Senior Vice President of Different Looks, a division of Berwick Industries which manufactures and distributes gift wrap and related products. Prior thereto, Mr. Rittenberg was the Director of Operations for the packaging division of Philip Morris Companies Inc.

     CHRISTINE SVENNINGSEN served as product manager in charge of product development of Amscan Inc. from July 1980 to February 1991. It is expected that Mrs. Svenningsen will resign her position as a director of the Company prior to the consummation of the Offering. Mrs. Svenningsen is the wife of John A. Svenningsen.

     WILLIAM S. WILKEY has served as the Senior Vice President -- Sales of Amscan Inc. since 1992 and as Vice President -- Marketing and Field Sales from 1990 to 1992. From 1988 to 1990, Mr. Wilkey was employed by Paper Art, a manufacturer and distributor of party goods (currently called Creative Expressions Group), where he served as National Sales Manager.

     JAMES M. HARRISON has served as the Chief Financial Officer of Amscan Inc. since August 1996. From 1993 to 1995, Mr. Harrison was the Executive Vice President and Chief Operating Officer, Secretary and Treasurer and a member of the Board of Directors of The C.R. Gibson Company, a manufacturer and distributor of paper gift products. From 1988 to 1993, Mr. Harrison was the Chief Financial Officer of The C.R. Gibson Company.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Company intends to establish a Compensation Committee and an Audit Committee and has established a Stock Option Committee. The Compensation Committee will be composed of at least two directors, at least a majority of whom will not be officers or employees of the Company. It will approve and recommend to the Board of Directors the compensation arrangements for key management personnel of the Company and its subsidiaries and will be responsible for making recommendations to the Board of Directors regarding the adoption of compensation plans for the benefit of directors, officers and other key employees of the Company and its subsidiaries.

     The Audit Committee will be composed of at least two directors who are not officers or employees of the Company and will be responsible for recommending to the Board of Directors the selection of independent auditors, consulting with the auditors on the plan of audit, reviewing with the auditors the proposed audited financial statements of the Company and reviewing and consulting on the adequacy of the Company's internal controls.

     The Stock Option Committee is responsible for administering the Company's 1996 Stock Option Plan for Key Employees (the "Stock Option Plan") as more fully described under " -- Stock Option Plan -- Description of Plan." The Stock Option Committee currently consists of Mr. Svenningsen, but, after consummation of the Offering, its membership will be comprised of non-employee directors.

EXECUTIVE COMPENSATION

     The following table sets forth information concerning the compensation earned for the year ended December 31, 1995 for the Chief Executive Officer and each of the other executive officers of the Company as of December 31, 1995, whose aggregate salary and bonus exceeded $100,000. The amounts shown include compensation for services in all capacities that were provided to the Company or its subsidiaries. The amounts set forth in the table include payments under arrangements which will terminate prior to the Offering. Mr. Harrison is not listed, since his employment agreement commenced August 1, 1996. In addition, the executive officers of the Company will participate in the ESOP and the special one-time contribution to the ESOP. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Impact of Organization of the Company -- Establishment of an Employee Stock Ownership Plan and Payment of Stock Bonuses."

                           SUMMARY COMPENSATION TABLE

                                                          ANNUAL COMPENSATION         ALL OTHER
                                                       -------------------------     COMPENSATION
        NAME AND PRINCIPAL POSITION           YEAR     SALARY ($)     BONUS ($)         ($)(1)
--------------------------------------------  ----     ----------     ----------     ------------
John A. Svenningsen.........................  1995       289,399      10,000,000(2)     10,614
  Chief Executive Officer
Gerald C. Rittenberg........................  1995       200,269       1,682,000(3)      4,317
  Executive Vice President
William S. Wilkey...........................  1995       172,500         757,000(4)      4,317
  Senior Vice President -- Sales

---------------
(1) Represents contributions by the Company in respect of the named officer under the Profit Sharing and Savings Plan maintained by the Company's principal subsidiary, Amscan Inc., as well as insurance premiums paid by the Company with respect to term life insurance for the benefit of the named executive officer.

(2) Prior to the Offering, certain entities which are now subsidiaries of the Company elected to be taxed as Subchapter S corporations under the Internal Revenue Code. This amount represents a distribution to Mr. Svenningsen to enable him to pay personal income taxes on the earnings of those entities and amounts lent back to the Company as subordinated indebtedness.

(3) Represents bonuses paid to Mr. Rittenberg pursuant to his prior employment agreement with Amscan Inc. which will terminate upon consummation of the Offering. See " -- Employment Agreements."

(4) Represents bonuses paid to Mr. Wilkey pursuant to an employment agreement with Amscan Inc. which will expire on December 31, 1996.

  EMPLOYMENT AGREEMENTS

     Set forth below are descriptions of the Company's employment agreements with John A. Svenningsen, Gerald C. Rittenberg, William S. Wilkey and James M. Harrison.

     JOHN A. SVENNINGSEN. In conjunction with the Offering, Mr. Svenningsen has entered into an employment agreement with the Company for a term of three years commencing upon consummation of the Offering. Pursuant to the terms of this Agreement, Mr. Svenningsen will serve as Chief Executive Officer and Chairman of the Board of Directors of the Company. The agreement provides for a base annual salary of $300,000, which will be increased by 5% each successive year during the term of the agreement. The Company may terminate Mr. Svenningsen's employment upon Mr. Svenningsen's death or for "cause." Upon termination of employment, Mr. Svenningsen may not, for a period of three years, be employed by or associated in any manner with any other business which is competitive with the Company.

     GERALD C. RITTENBERG. Mr. Rittenberg has entered into a new employment agreement with the Company in connection with the Offering, for a term of three years commencing upon consummation of the Offering. Under the terms of this agreement Mr. Rittenberg is employed as President of the Company at a base annual salary of $220,000. Mr. Rittenberg's salary shall be increased by 5% each successive year during the term of the agreement. This agreement may be terminated by the Company upon the death of Mr. Rittenberg or for "cause." The agreement also provides that upon termination of employment, Mr. Rittenberg may not be employed by or be associated in any manner with any other business which is competitive with the Company for a period of three years.

     This agreement was made in conjunction with an agreement among Amscan Inc., Mr. Svenningsen and Mr. Rittenberg whereby Mr. Rittenberg agreed to terminate his prior employment agreement which provided for Mr. Rittenberg to receive (a) a bonus in an amount equal to 10% of the aggregate net profits of Amscan Inc. and certain affiliates (as defined in the agreement), (b) 5% of the net selling price upon the sale of Amscan Inc. or the sale by Mr. Svenningsen of substantially all of his stock in Amscan Inc. and (c) in the event of an initial public offering of the stock of Amscan Inc., shares of the stock of Amscan Inc. equal to 5% of the shares of stock of Amscan Inc. issued and outstanding immediately following the consummation of the initial public offering. In exchange for the relinquishment of such rights, Mr. Rittenberg received a cash payment of $3.4 million and a number of shares of stock of Amscan Inc., which shares he exchanged for 660,000 shares of Common Stock representing approximately 3% of the Common Stock to be outstanding upon consummation of the Offering (assuming the Underwriters' over-allotment option is not exercised). To the extent that the net proceeds from the Offering (including any net proceeds of the exercise of the Underwriters' over-allotment option) exceeds $69 million, Mr. Rittenberg will be entitled to an additional cash payment equal to 5% of such excess. The Company has granted Mr. Rittenberg certain rights to require the Company to register the offer and sale of Mr. Rittenberg's Common Stock under the Securities Act. See "Shares Eligible for Future Sale." It is estimated that Mr. Rittenberg's salary and bonus for 1996 under his prior employment agreement will be $211,000 and $2,800,000, respectively.

     WILLIAM S. WILKEY. Mr. Wilkey has entered into an employment agreement dated October 3, 1996, which will commence on January 1, 1997. Under the terms of this agreement Mr. Wilkey will be employed as Senior Vice President -- Sales and Marketing of the Company for a period of five years. Mr. Wilkey will receive an initial base salary of $200,000 for 1997, which will be increased by 5% each successive year during the term of the agreement. In addition, Mr. Wilkey is entitled to receive an annual bonus which will be determined by a formula which takes into account the amount by which sales and profits are increased on a year to year basis. Mr. Wilkey also will receive in conjunction with the Offering an initial grant of stock options in respect of 100,000 shares of Common Stock under the Stock Option Plan. See "-- Stock Option Plan." Mr. Wilkey's agreement also provides that upon termination of employment he may not for a period of three years be employed by or associated in any manner with any business which is competitive with the Company. This agreement may be terminated by the Company upon the death or permanent disability of Mr. Wilkey or for "cause." Mr. Wilkey's current agreement, which expires on December 31, 1996, provides that in addition to a base salary, he is entitled to receive an amount equal to 5% of the aggregate net profits of Amscan Inc. and certain affiliates. It is estimated that Mr. Wilkey's salary and bonus for 1996 under the agreement which will expire December 31, 1996 will be $181,000 and $1,400,000, respectively.

     JAMES M. HARRISON. Mr. Harrison has entered into an agreement with Amscan Inc. whereby he is employed as the Chief Financial Officer of Amscan Inc. The agreement, which commenced August 1, 1996, provides for a base salary of $150,000 and a guaranteed bonus for the first year of $50,000. The agreement has a term of one year to be automatically renewed for successive one year periods in the absence of the termination of the agreement by either of the parties thereto in accordance with its terms. The agreement, which may be terminated by Amscan Inc. at any time upon the payment of one year's salary, provides for termination without any additional compensation upon the death or permanent disability of Mr. Harrison or for "cause." Under the terms of the agreement, upon termination of employment, Mr. Harrison may not, for a period of one year, be employed by or associated in any manner with any business which is competitive with Amscan Inc. Prior to consummation of the Offering, Mr. Harrison will be granted an option to purchase 50,000 shares of Common Stock under the Stock Option Plan. See " -- Stock Option Plan."

  COMPENSATION OF DIRECTORS

     Employee directors receive no additional compensation for serving on the Board of Directors or its committees. The Company anticipates that it will compensate directors who are not employees of the Company pursuant to arrangements established once such directors are elected. All directors will be reimbursed for expenses incurred in attending Board of Directors and committee meetings.

STOCK OPTION PLAN

  DESCRIPTION OF PLAN

     The Stock Option Plan is administered by the Stock Option Committee (the "Stock Option Committee") of the Board of Directors of the Company, a committee which, following consummation of the Offering, will be composed of at least two members appointed by the Board of Directors from among those directors who are Non-Employee Directors (as defined). Prior to consummation of the Offering, the Stock Option Committee was composed of a single director, John A. Svenningsen. None of the members of the Stock Option Committee receives any additional compensation for the administration of the Stock Option Plan.

     The Stock Option Committee has plenary authority in its discretion, but subject to the express provisions of the Stock Option Plan, to determine the employees to whom, and the time or times at which, stock options are granted, as well as the terms and provisions governing each such option. The Stock Option Committee has further plenary authority at its discretion to interpret the Stock Option Plan, and to prescribe, amend and rescind rules and regulations relating to it. Additionally, the Stock Option Committee is generally responsible for the administration of the Stock Option Plan. The Stock Option Committee's determinations as to the foregoing matters are conclusive.

     Two million shares of the authorized but unissued Common Stock have been reserved for issuance under the Stock Option Plan. In lieu of such unissued shares, the Company may, in its discretion, transfer to an optionee, upon the exercise of options, reacquired shares or shares bought in the market for the purposes of the Stock Option Plan, provided that (subject to adjustments upon changes in capitalization) the total number of options which may be granted and the number of shares which may be sold pursuant to options granted under the Stock Option Plan shall not exceed 2,000,000. If any options granted under the Stock Option Plan terminate or expire for any reason without having been exercised or vested in full, the Common Stock not delivered under such options will be available again for purposes of the Stock Option Plan. Based on the initial public offering price per share set forth on the cover page of this Prospectus, the fair market value of 2,000,000 shares of Common Stock is $24,000,000. No stock options may be granted under the Stock Option Plan after November 27, 2006.

     Under the Stock Option Plan, stock options may be granted only to regular, salaried employees (including officers and directors) of the Company or its subsidiaries whom the Stock Option Committee considers key employees. In determining the employees to whom such options are to be granted, as well as their terms and conditions, the Stock Option Committee takes into account the duties of the respective employees, their present and potential contributions to the success of the Company, and such other factors as the Stock Option Committee deems relevant in connection with accomplishing the purpose of the Stock Option Plan. An existing optionee may be granted and hold an additional option or options if the Stock Option Committee shall so determine. All of the foregoing determinations are within the discretion of the Stock Option Committee.

     Under the Stock Option Plan, both incentive stock options and non-qualified options may be granted to employees of the Company. The Stock Option Plan requires that the purchase price of the Common Stock covered by stock options granted thereunder be not less than 100% (or pursuant to Section 422 of the Internal Revenue Code, 110% in the case of an incentive stock option granted to a 10% shareholder) of the fair market value of the Common Stock on the date of the grant.

     The term of each option is for such period as the Stock Option Committee determines but, notwithstanding the foregoing, the term of no option may be more than ten years from the date of grant thereof (or 5 years from the date of grant of the option in the case of an incentive stock option granted to a 10% shareholder).

     Unless otherwise determined by the Stock Option Committee, one-quarter (25%) of the total number of shares of Common Stock covered by an option granted to an employee of the Company or its subsidiaries becomes exercisable upon such employee's completion of one year of continuous service with the Company or its subsidiary after the grant of the option; thereafter, an additional one-quarter (25%) of the total number of shares of Common Stock covered by the option becomes exercisable upon such employee's completion of two, three and four years of continuous service with the Company or its subsidiaries, respectively. Once an option or part thereof becomes exercisable, it will remain exercisable until expiration of the option, unless otherwise specified by the Stock Option Committee. An option may be exercised during the lifetime of an optionee only by such optionee, and an option granted under the Stock Option Plan is not transferable other than by will or pursuant to the laws of descent and distribution or pursuant to a qualified domestic relations order. No option may be exercised at any time except by an optionee who is then a regular employee of the Company, except as provided in the Stock Option Plan. The holder of an option has none of the rights of a stockholder with respect to the shares subject to option until such shares are registered upon the exercise of the option on the transfer books of the Company in the name of the holder.

     Unless otherwise provided in an option agreement, a holder of an option may purchase all, or from time to time any part of, the shares which the optionee has become entitled to purchase. An option may not, however, be exercised as to fewer than 50 shares, or the remaining shares covered by the option if fewer than 50, at any one time. The purchase price of the shares as to which an option is exercised must be paid in full at the time of exercise at the election of the holder of an option (a) in cash or currency of the United States of America, (b) by tendering to the Company shares of the Company's Common Stock then owned by the holder, having a fair market value equal to the cash exercise price applicable to the purchase price of the shares as to which the option is being exercised or (c) partly in cash and partly in shares of the Company's Common Stock valued at fair market value. Fractional shares of Common Stock will not be issued. Notwithstanding the foregoing, the Stock Option Committee has the right to modify, amend or cancel the right to pay the option price other than in full in cash by giving prior notice to each holder of an option. Neither the Company, any company with which it is affiliated, nor any of its subsidiaries may directly or indirectly lend money to any person for the purpose of assisting said person to acquire or carry shares of Common Stock issued by the exercise of options.

     Any outstanding option granted under the Stock Option Plan becomes fully and immediately exercisable upon the occurrence of a tender offer or exchange offer made by any "person" within the meaning of Section 14(d) of the Securities Exchange Act of 1934 or a "change in control" (as such term is defined in the Stock Option Plan); provided, however, that if in the opinion of counsel to the Company the immediate exercisability of an option, when taken into consideration with all other "parachute payments," as defined in Section 280G(b) of the Internal Revenue Code, would result in "excess parachute payments," as defined in such Section, an option will not become immediately exercisable, except as and to the extent the Stock Option Committee in its discretion otherwise determines. The Stock Option Committee may provide for the acceleration of vesting of options under such other circumstances as the Stock Option Committee may determine in its sole discretion. The Stock Option Committee may adopt such procedures as to notice and exercise as may be necessary to effectuate the acceleration of the exercisability of options as described above.

     If an optionee's employment is terminated (other than by retirement, disability or death), options held by the optionee are, subject to certain conditions contained in the Stock Option Plan, exercisable (to the extent that the optionee would be entitled to do so at the termination of his employment unless otherwise determined by the Committee) for 30 days after such termination (or for such other period as may be specified by the Committee), but not later than the expiration of the term of the option. Notwithstanding the foregoing, in the event an optionee is discharged for cause (as such term is defined in the Stock Option Plan), the unexercised portion of an option terminates immediately, except as otherwise provided by the Committee. If the optionee has exercised all or part of an option within 15 days of notice of discharge for cause and the Company has not yet delivered Common Stock pursuant to such exercise, such exercise will be deemed invalid and any purchase price tendered by the optionee for Common Stock will be refused or, if previously paid, will be returned to the optionee.

     If an employee to whom an option has been granted under the Stock Option Plan retires from the Company or its subsidiaries at normal retirement date pursuant to any pension plan provided by the Company or its subsidiaries, or retires earlier than the employee's normal retirement date with the prior consent of the Company, such option may be fully exercised without regard to the period of continuous employment after the option was granted, at any time within 90 days after such retirement (or for such other period as may be specified by the Committee), but in no event after the expiration of the term of the option.

     If the employment of anyone to whom an option has been granted under the Stock Option Plan terminates by reason of that employee's disability (within the meaning of Section 22(e)(3) of the Internal Revenue Code) and while such employee is entitled to exercise such option as herein provided, such employee shall have the right to exercise such option at any time within 90 days after the date of such termination (or for such other period as may be specified by the Committee) but in no event after the expiration of the term of the option.

     If an employee to whom an option has been granted under the Stock Option Plan dies while he is employed by the Company or its subsidiaries, or during either the 90-day period following normal retirement or the 90-day period following disability retirement, such option may be exercised to the extent the optionee was entitled to do so at the date of death unless otherwise determined by the Committee at the time such option was granted, by his executor or administrator or other person at the time entitled by law to the employee's rights under the option, at any time within such period (not exceeding one year after death or for such other period as may be specified by the Committee) as is prescribed in the option agreement, but in no event after the expiration of the term of the option.

     In the event of any change in the outstanding shares of Common Stock through merger, consolidation, reorganization, recapitalization, stock dividend, stock split, split-off, spin-off, combination or exchange of shares, or other like change in the capital structure of the Company, an adjustment shall be made to each outstanding option such that each such option shall thereafter be exercisable in respect of the shares of Common Stock subject to such option had such option been exercised in full immediately prior to such change. The Stock Option Committee shall also, in the event of such change, make any further appropriate adjustments to the maximum number of shares of Common Stock which may be acquired under the Plan pursuant to the exercise of Options and the number of shares of Common Stock and price per share subject to outstanding options as shall be equitable to prevent dilution or enlargement of rights under such options.

     In connection with any stock option, the Stock Option Committee may, in its discretion, permit an employee to satisfy any withholding tax obligation which may arise in connection with an option by electing to have the Company withhold Common Stock having a fair market value (calculated as of the date the amount of withholding tax is determined) equal to the amount of the withholding tax.

     Stock options are not affected by changes of duties or position so long as the optionee continues to be an employee of the Company or one of its subsidiaries. Nothing in the Stock Option Plan or in any option agreement confers upon any employee any right to continue in the employ of the Company or one of its subsidiaries or interferes in any way with any right the Company or its subsidiaries may have to terminate his employment at any time.

     The Stock Option Plan provides that the Board of Directors may amend or terminate the Stock Option Plan in any respect; provided, however, that except with respect to adjustments upon changes in capitalization, without further approval of the holders of Common Stock, the Board of Directors may not increase the maximum number of shares for which stock options may be granted under the Stock Option Plan, change the manner of determining the minimum option prices, extend the period during which an option may be granted or an option may be exercised, or amend the provisions of the Stock Option Plan as to the class of employees eligible to receive options. No termination, modification or amendment of the Stock Option Plan may, without the consent of the optionee, adversely affect the rights of such optionee.

     Pursuant to the Stock Option Plan, options will be granted in conjunction with the Offering to Mr. Wilkey and Mr. Harrison for 100,000 and 50,000 shares of Common Stock, respectively. Such options will have an exercise price per share equal to the initial public offering price set forth on the cover page of this Prospectus and a term of 10 years from the date of grant. Options to purchase an additional 250,000 shares of Common Stock will be granted in conjunction with the Offering to employees of the Company or its subsidiaries who are not executive officers of the Company. Such additional options will also have an exercise price per share equal to the initial public offering price set forth on the cover page of this Prospectus and a term of 10 years from the date of grant. (Such options will in no event become exercisable prior to one year after the grant thereof.) To the extent permitted under the Internal Revenue Code, such options will be incentive stock options, and the balance, if any, will be non-qualified stock options. There is no other current agreement to grant additional options pursuant to the Stock Option Plan.

FEDERAL TAX CONSEQUENCES OF PLAN

     Counsel for the Company has advised that the federal income tax consequences of stock options granted under the Stock Option Plan are as follows:

  INCENTIVE STOCK OPTIONS. Neither the grant nor exercise of an incentive stock option will generally have any federal income tax consequences for an optionee. The amount by which the fair market value of the shares acquired upon the exercise of any incentive stock option exceeds the option price as of the date of exercise, however, is an item of "tax preference" for purposes of computing the alternative minimum tax on individuals.

     If an optionee has held the shares acquired on the exercise of an incentive stock option for at least two years from the date of the grant of the option and at least one year from the date of exercise, the optionee will recognize taxable long-term capital gain or loss upon a subsequent disposition of the shares. In such circumstances, no deduction would be allowed to the Company for federal income tax purposes in connection with the grant or exercise of the option or the transfer of shares acquired upon such exercise.

     If, however, the employee disposes of his shares within the holding periods described above, which would include the use of such shares to exercise a second stock option, (i) the employee will recognize ordinary income in an amount equal to the difference between the fair market value of such shares on the date of exercise (or such later time as the shares become nontransferable or not subject to a substantial risk of forfeiture) and the option price, provided that, if the disposition is a sale or exchange with respect to which a loss (if sustained) would be recognized by the employee and the amount realized from such sale or exchange is less than the fair market value on the exercise date, then the ordinary income will be limited to the excess of the amount realized upon the sale or exchange of the shares over the option price; (ii) the Company will be entitled to a deduction for such year in the amount of the ordinary income so recognized; (iii) the employee will recognize capital gain or loss, short-term or long-term, as the case may be, in an amount equal to the difference between the amount realized upon such sale or exchange of the shares and the sum of the option price plus the amount of ordinary income, if any, recognized upon such disposition. Any such capital gain or loss will be long-term gain or loss if the shares with respect to which such gain or loss is recognized have been held for more than one year.

     NON-QUALIFIED STOCK OPTIONS. The grant of a non-qualified stock option would have no federal income tax consequences to the Company or to the employee. An optionee would recognize taxable ordinary income at the time of exercise of the option (or at such later time as the shares become nontransferable or not subject to a substantial risk of forfeiture) in an amount equal to the excess of the fair market value of the shares acquired at the time of exercise (or such later time) over the option price, and the Company would be entitled to a deduction in such amount, provided that such compensation is reasonable and the Company withholds any applicable federal income tax. The optionee may be required upon the exercise of a non-qualified option to deposit with the Company an amount equal to the federal income tax required to be withheld. Alternatively, the Company may elect to withhold a number of shares otherwise transferable upon exercise of the option having a fair market value equal to the amount required to be withheld. Any amounts so deposited will be remitted by the Company to the Internal Revenue Service.

     The holder of shares acquired upon exercise of a non-qualified option will upon a subsequent disposition of such shares generally recognize a short-term or long-term capital gain or loss, depending upon the holding period of the shares, equal to the difference between the amount realized on the sale and the basis in such shares (the sum of the option price and the amount taxed as ordinary income at the time of exercise).

     ALL OPTIONS. A number of special rules apply to the use of previously acquired stock to exercise incentive or non-qualified stock options or to satisfy any attendant federal income tax withholding obligation.

     It should be noted that, under the Internal Revenue Code, to the extent that option exercise is accelerated on account of a change in control of the Company, the value of the acceleration of vesting would be treated as a "parachute payment," which may subject the employee to an excise tax and be nondeductible by the employer. Such consequences would only follow, however, if the total "parachute payments" (including the value of the acceleration) were of sufficient magnitude to constitute "excess parachute payments" under the Internal Revenue Code. Furthermore, amounts constituting "reasonable compensation" are not subject to the rules relating to "excess parachute payments," and the Committee Report to the Tax Reform Act of 1984 indicates that the benefit of acceleration of exercise of stock options issued as part of a normal compensation package granted more than one year before the change in control presumptively constitutes reasonable compensation.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information regarding the beneficial ownership of Common Stock as of the date hereof and after the consummation of the Offering, respectively, by (i) each director and named executive officer and
(ii) all directors and executive officers as a group. Unless otherwise indicated, each person or entity has sole voting power and investment power with respect to the shares attributed to such person or entity. No person other than Mr. Svenningsen owns more than 5% of the outstanding shares of Common Stock.

                                        ON THE DATE HEREOF                   AFTER THE OFFERING
                                 --------------------------------     --------------------------------
                                 SHARES BENEFICIALLY   PERCENT OF     SHARES BENEFICIALLY   PERCENT OF
                NAME                    OWNED            CLASS               OWNED           CLASS(4)
      -------------------------  -------------------   ----------     -------------------   ----------
      John A. Svenningsen......       15,163,077(1)       92.2%            15,163,077(1)       73.3%
      Gerald C. Rittenberg.....          660,000(2)        4.0%               660,000(2)        3.1%
      William S. Wilkey........                0            --                      0            --
      James M. Harrison........                0            --                      0            --
      Christine Svenningsen....                0(3)         --                      0(3)         --
      All directors and
        executive officers
        as a group.............       15,823,077          96.2%            15,823,077          76.4%

---------------
(1) Includes 138,461 shares owned in the aggregate by the SSY Trusts for which Mr. Svenningsen is a co-trustee.

(2) Mr. Svenningsen and Mr. Rittenberg have entered into an agreement pursuant to which Mr. Svenningsen has agreed to lend Mr. Rittenberg up to $4 million to enable Mr. Rittenberg to pay taxes on the shares of Common Stock received by Mr. Rittenberg in the Organization. Such loan, if made, would have a term of 30 months and bear interest at the 90-day LIBOR rate plus 0.125%. Mr. Rittenberg would have the right to pay all or any portion of the loan by delivering shares of Common Stock to Mr. Svenningsen based on the fair market value of the Common Stock on the date of repayment. If Mr. Rittenberg were to borrow the money from Mr. Svenningsen and repay it by delivering shares of Common Stock, the number of shares of Common Stock beneficially owned by Mr. Rittenberg would be reduced and the number owned by Mr. Svenningsen would be correspondingly increased. Mr. Svenningsen and Mr. Rittenberg have also entered into an agreement pursuant to which Mr. Rittenberg would be entitled to receive 5% of the net proceeds from any sale of Common Stock by Mr. Svenningsen, his wife, his issue or his estate, which occurs at any time during a period not exceeding six years commencing upon the consummation of the Offering.

(3) Christine Svenningsen is the wife of John A. Svenningsen. As the wife of Mr. Svenningsen, Christine Svenningsen may be deemed to own the shares of Common Stock beneficially owned by Mr. Svenningsen.

(4) The percentages are calculated on the basis of the number of shares of Common Stock issued in the Organization and the shares offered hereby (assuming no exercise of the Underwriters' over-allotment option) and assuming issuance of shares in connection with the ESOP and the employee stock bonuses.

                          CERTAIN RELATED TRANSACTIONS

     The Company leases certain of its facilities from Mr. Svenningsen or from entities that Mr. Svenningsen either owns directly or in which he has a direct or indirect beneficial interest. The Company pays rent and expenses for those facilities on terms which it believes are at least as favorable to the Company as the terms which would have been available for leases negotiated with unaffiliated persons at the inception of each lease. Mr. Svenningsen has indicated that he will recuse himself from any decision of the Board of Directors of the Company relating to the terms and conditions of any such leases, or any renewals thereof.

     In March, 1996, the Company began leasing approximately 45,000 square feet for the Company's administrative headquarters in an office building of approximately 90,000 square feet in Elmsford, New York. The building is owned by a limited liability company which is 79%-owned by a trust established for the benefit of Mr. Svenningsen's children, 20%-owned by a trust established for the benefit of Mr. Svenningsen's sister's children and 1%-owned by a corporation owned by Mr. Svenningsen. Rent expense relating to this lease was $502,000 for the nine months ended September 30, 1996. This lease, as amended, provides for annual rent of $1,003,000 and has a term which expires on February 28, 2000. In addition, the Company has options to renew for three five-year periods at market rental. Prior to this, the Company's headquarters had been in a facility owned by Mr. Svenningsen. Rent expense related to that facility was $411,000, $432,000, $453,000 and $196,000 for the years ended December 31, 1993, 1994,
1995, and the nine months ended September 30, 1996, respectively.

     The Company leases a 212,000 square foot warehouse in Temecula, California from Mr. Svenningsen. Rent expense related to this warehouse was $439,000, $462,000 $483,000 and $889,000 for the years ended December 31, 1993, 1994,
1995, and the nine months ended September 30, 1996, respectively. The expiration date of this lease, as amended, is February 28, 2000; however, the Company has options to renew at market rental for two additional five-year periods.

     The Company and Mr. Svenningsen have entered into an agreement pursuant to which Mr. Svenningsen may seek reimbursement from the Company for any income tax obligation attributable to any period prior to the Organization (including any gross-up for additional taxes), but only to the extent that such tax is attributable to income that was not distributed to Mr. Svenningsen. Alternatively, in the event that the status of Amscan Inc., Am-Source, Inc., JCS Realty Corp. or SSY Realty Corp. as a Subchapter S corporation is not respected, the Company may seek reimbursement from Mr. Svenningsen, but only to the extent that Mr. Svenningsen is entitled to a tax refund attributable to amounts he previously included in income in his capacity as a shareholder of such corporations.

     Ya Otta Pinata, a California corporation which is 50% owned by Mr. Svenningsen ("Ya Otta"), manufactures pinatas which historically have been sold by the Company's sales force with no commissions charged to Ya Otta. Mr. Svenningsen will retain his ownership in Ya Otta and Ya Otta will not be part of the Organization. After the Organization, the Company's sales force will continue to sell pinatas manufactured by Ya Otta. On any sales after the Organization, the Company will receive a sales commission in the range of 7% to 10%. For the year ended December 31, 1995, sales by Ya Otta were approximately $2.2 million.

     The Company has agreed to indemnify each director pursuant to an Indemnification Agreement with such director from and against any and all expenses, losses, claims, damages and liabilities incurred by such director for or as a result of actions taken or not taken while such director was acting in his or her capacity as a director of the Company.

     See also, "Organization of the Company" and "Management of the Company -- Executive Compensation -- Employment Agreements."

                   DESCRIPTION OF THE COMPANY'S CAPITAL STOCK

GENERAL

     The Company's authorized capital stock consists of 5,000,000 shares of Preferred Stock, $0.10 par value, of which no shares are issued and outstanding, and 50,000,000 shares of Common Stock, $0.10 par value, of which 20,698,076 shares will be issued and outstanding upon completion of the Offering (or 21,298,076 shares if the Underwriters' over-allotment option is exercised in full). The following description of the Preferred Stock and Common Stock is qualified in its entirety by reference to the Company's Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

PREFERRED STOCK

     Pursuant to the Company's Certificate of Incorporation, the Company's Board of Directors may, without further action by the Company's stockholders, from time to time issue shares of Preferred Stock and determine the rights, preferences and limitations of such stock, and may issue such Preferred Stock in series having differing rights, preferences and limitations. The rights, preferences and limitations of any Preferred Stock which might be issued could materially reduce the Company's ability to pay dividends on its shares of Common Stock, the assets available to common stockholders upon any dissolution and liquidation of the Company and the voting power of holders of the Common Stock.

     Shares of Preferred Stock or rights to purchase such shares could be issued to create voting impediments or otherwise frustrate persons seeking to effect a takeover of the Company. Thus, the potential to issue the Preferred Stock could discourage an attempt by a person to acquire control of the Company by tender offer or other means and could, therefore, deprive stockholders of benefits that could result from such an attempt, such as the realization of a premium over the market price of the shares in a tender offer or the temporary increase in market price that such an attempt could cause. The issuance of shares of voting Preferred Stock to persons friendly to the Board of Directors could make it more difficult to remove incumbent management and directors from office, even if such removal would be beneficial to stockholders generally.

     The Board of Directors believes that the financial flexibility offered by authorized but unissued Preferred Stock outweighs any of its potential disadvantages. To the extent it may have anti-takeover effects, the existence of the Preferred Stock may encourage persons seeking to acquire the Company to negotiate directly with the Board of Directors, enabling the Board of Directors to consider the proposed transaction in a non-disruptive atmosphere, and to discharge effectively its obligation to act on a proposed transaction in a manner that best serves the stockholders' interests.

COMMON STOCK

     Holders of Common Stock are entitled to one vote per share in the election of directors and on all other matters on which stockholders are entitled or permitted to vote. Holders of Common Stock are not entitled to vote cumulatively for the election of directors. Holders of Common Stock have no redemption, preference, exchange, conversion, preemptive or other subscription rights. There are no sinking fund provisions relating to the Common Stock. In the event of the liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all of the assets of the Company, if any, remaining after satisfaction of the debts and liabilities of the Company and the preferential amounts payable to the holders of the Company's Preferred Stock, if any. The outstanding shares of Common Stock are, and the shares of Common Stock offered hereby will be, upon payment therefor as contemplated herein, validly issued, fully paid and nonassessable.

     Holders of Common Stock are entitled to receive dividends when and as declared by the Board of Directors of the Company out of funds legally available therefor, subject to the rights of the holders of the Company's Preferred Stock, if any. The Company does not anticipate paying cash dividends on the Common Stock in the foreseeable future. As a holding company, the Company's ability to declare and pay cash dividends on the Common Stock will be substantially dependent on the receipt by the Company of cash dividends from its subsidiaries. The revolving credit agreement to which the Company's principal subsidiary is a party prohibits the payment by such subsidiary of any cash dividends.

CERTAIN PROVISIONS OF DELAWARE LAW AND THE COMPANY'S CERTIFICATE OF INCORPORATION AND BY-LAWS

     The Company is subject to Section 203 of the Delaware General Corporation Law (the "DGCL"), which restricts certain transactions and "Business Combinations" (as defined below) between a Delaware corporation and an "Interested Stockholder" (as defined below). Subject to certain limitations, such section restricts a Delaware corporation from engaging in various Business Combination transactions with any Interested Stockholder for a period of three years after the time of the transaction in which the person became an Interested Stockholder, unless (i) the transaction is approved by the Board of Directors prior to the time the Interested Stockholder obtained such status, (ii) upon consummation of the transaction which resulted in the stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for the purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer), or (iii) at or subsequent to such time the Business Combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the Interested Stockholder. A Business Combination includes mergers, asset dispositions, stock transfers and other transactions resulting in financial benefit to a stockholder. An Interested Stockholder is a person who (a) owns 15 percent or more of a corporation's voting stock, or (b) is an affiliate or associate of a corporation, as defined in the statute, and owned 15 percent or more of a corporation's voting stock within the preceding three years. Section 203 could prohibit or delay mergers or other takeover or change in control attempts with respect to the Company and, accordingly, may discourage attempts to acquire the Company.

     The Company's Certificate of Incorporation and By-Laws contain certain provisions which may be deemed to have an anti-takeover effect that could delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares of Common Stock held by stockholders. These provisions are intended by the Board of Directors to help assure fair and equitable treatment of the Company's stockholders if a person or group should seek to gain control of the Company in the future.

  CLASSIFIED BOARD OF DIRECTORS

     The Certificate of Incorporation provides for the Board of Directors to be divided into three classes of directors serving staggered three-year terms at such time as there are three or more directors. As a result, approximately one-third of the Board of Directors will be elected each year. Moreover, under the DGCL, in the case of a corporation having a classified board, stockholders may remove a director only for cause. This provision, when coupled with the provision of the By-Laws authorizing only the Board of Directors to fill vacant directorships, will preclude a stockholder from removing incumbent directors without cause and simultaneously gaining control of the Board of Directors by filling the vacancies created by such removal with its own nominees, and will make more difficult, and therefore may discourage, a proxy contest to change control of the Company.

  SPECIAL MEETINGS OF STOCKHOLDERS

     The By-Laws provide that special meetings of stockholders of the Company may be called only by the Board of Directors, the Chairman of the Board or the Chief Executive Officer. This provision will make it more difficult for stockholders to take actions opposed by the Board of Directors.

  STOCKHOLDER ACTION BY WRITTEN CONSENT

     The Certificate of Incorporation provides that no action required or permitted to be taken at any annual or special meeting of the stockholders of the Company may be taken without a meeting, and the power of stockholders of the Company to consent in writing, without a meeting, to the taking of any action is specifically denied.

  ADVANCE NOTICE REQUIREMENT FOR STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS

     The By-Laws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual or special meeting of stockholders, must provide timely notice thereof, as set forth in the By-Laws, in writing. These notice provisions are in addition to any other notice requirements provided by applicable law or regulation. These provisions may preclude some stockholders from bringing matters before the stockholders at an annual or special meeting or from making nominations for directors at an annual or special meeting.

     The Company's Certificate of Incorporation contains certain provisions permitted under the DGCL relating to the liability of directors. The Certificate of Incorporation provides that, to the fullest extent permitted by the DGCL, no director of the Company will be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. The By-Laws provide that, subject to applicable law, the Company shall (i) indemnify each person who is or was involved in any legal proceeding because such person is or was a director, officer, employee or agent of the Company (or is or was serving at the request of the Company as a director, officer, employee or agent of another entity) against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection therewith, and (ii) pay the expenses incurred in defending such proceeding in advance of its final disposition upon receipt of an undertaking by such person to repay such expenses in the event it shall be determined that such person is not entitled to indemnification by the Company. In addition, the By-Laws provide that (i) the rights to indemnification and payment of expenses so provided are not exclusive of any other similar right that any person may have or acquire under any statute or otherwise and (ii) the Company may maintain insurance to protect itself or its directors, officers, employees or agents against any liability, whether or not it would have the power to indemnify such person against such liability pursuant to Delaware law. See also, "Certain Related Transactions."

     In addition to the potential anti-takeover effect, Section 203 and the provisions of the Company's Certificate of Incorporation and By-Laws described above could have the effect of inhibiting attempts to change the membership of the Board of Directors of the Company. In addition, the limitation of liability provisions in the Certificate of Incorporation and the indemnification provisions in the Certificate of Incorporation and By-Laws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty (including breaches resulting from grossly negligent conduct) and may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise have benefited the Company and its stockholders. Furthermore, a stockholder's investment in the Company may be adversely affected to the extent the Company pays the costs of settlement and damage awards against directors and officers of the Company pursuant to the indemnification provisions in the Company's By-Laws. The limitation of liability provisions in the Certificate of Incorporation will not limit the liability of directors under federal securities laws.

SHARES RESERVED FOR ISSUANCE

     The Company has 2,000,000 shares of Common Stock reserved for issuance upon the exercise of options granted or to be granted under the Stock Option Plan.

TRANSFER AGENT

     The transfer agent and registrar for the Common Stock is ChaseMellon Shareholder Services L.L.C.

LISTING

     The Common Stock has been approved for quotation on The Nasdaq Stock Market, Inc. under the symbol "AMSN."

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon consummation of the Offering, the Company will have outstanding a total of 20,698,076 shares of Common Stock, including the 4,000,000 shares offered in the Offering (or 21,298,076 shares if the Underwriters' over-allotment option is exercised in full). The Common Stock sold in the Offering will be transferable without restriction or further registration under the Securities Act, except for any shares acquired by an "affiliate" of the Company that will be subject to the resale limitations of Rule 144 promulgated under the Securities Act. Of the remaining shares of Common Stock outstanding, 250,000 shares will be owned by the ESOP, which the Company intends to establish for the benefit of its domestic employees in connection with the consummation of the Offering, or issued to certain of such employees in connection with stock bonuses. Upon such consummation, the Company will make a special one-time contribution to the ESOP of 250,000 shares of Common Stock, subject to reduction as described in the next sentence, to be allocated to participants' accounts in accordance with a formula based on compensation and years of service. To the extent that application of this formula would result in a contribution to the ESOP on behalf of a participant which would exceed the maximum contribution permitted under applicable law, the contribution to the ESOP for such participant will be reduced to the maximum permitted and the balance determined under the formula will be paid to such participant in the form of a stock bonus. No additional contributions to the ESOP will be made until 1998 and will then be dependent upon a number of factors including the Company's performance. See "Capitalization" and "Dilution." All of the remaining shares outstanding and not issued in the Offering or owned by the ESOP or certain employees upon payment of stock bonuses will be owned respectively by Mr. Svenningsen, the SSY Trusts, Mr. Rittenberg and the other three stockholders of Am-Source, Inc. Such shares, in addition to the shares owned by the ESOP, will be "restricted" securities within the meaning of Rule 144 and may not be sold in the absence of registration other than through Rule 144 described below or another exemption from registration under the Securities Act.

     In general, under Rule 144, as currently in effect, a stockholder who (together with predecessor holders who were not affiliates of the Company (as such term is defined in Rule 144 under the Securities Act, "Affiliates")) has beneficially owned shares of Common Stock which are treated as "restricted securities" (as defined in Rule 144) for at least two years from the date such restricted securities were acquired from the Company or an Affiliate, is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the shares of Common Stock then outstanding or the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144. Sales under Rule 144 are also subject to certain provisions relating to the manner and notice of sale and availability of current public information about the Company. In addition, Affiliates of the Company must comply with the restrictions and requirements of Rule 144 (other than the two-year holding period requirements) in order to sell shares of Common Stock that are not restricted securities. Furthermore, if a period of at least three years has elapsed from the date restricted securities were acquired from the Company or an Affiliate, a holder of such restricted securities who is not an Affiliate at the time of the sale and has not been an Affiliate for at least three months prior to such sale would be entitled to sell the shares immediately without regard to the volume limitations and other conditions described above.

     The 15,024,616 shares of Common Stock held by Mr. Svenningsen may be eligible (subject to the 180-day lock-up arrangement described below) for sale after the Offering in the public market pursuant to, and in accordance with the volume, manner of sale and other conditions of, Rule 144 described above.

     The Company, Mr. Svenningsen and the SSY Trusts have agreed that for 180 days from the date of this Prospectus they will not offer, sell, contract to sell or otherwise dispose of any securities of the Company including, but not limited to, any securities that are exercisable or exchangeable for, that represent the right to receive or that are convertible into or whose exercise or settlement price is derivable from the price of Common Stock or other substantially similar securities without the prior written consent of the representatives of the Underwriters. See "Underwriting." As part of the agreement pursuant to which Mr. Rittenberg exchanged his shares of Amscan Inc. for shares of Common Stock, Mr. Rittenberg agreed not to resell any of such shares of Common Stock for a period of 12 months from the date of such exchange, except for transfers to Mr. Svenningsen to repay indebtedness which Mr. Rittenberg might incur to enable him to pay taxes on the shares of Common Stock received by him in the Organization pursuant to the agreement described in note
(2) under "Principal Stockholders" and except for gifts of such shares of Common Stock.

     The Company has entered into agreements with two of the three individuals who held 50% of the capital stock of Am-Source, Inc. (see "Organization of the Company") and with Gerald C. Rittenberg. Pursuant to these agreements, such persons have each been granted a one-time right to demand registration of the offer and sale of Common Stock under the Securities Act and the Company has agreed to keep any such registration statement effective for a period as is reasonably necessary to permit the sale of such Common Stock. The Company must pay registration expenses in connection with the demand registration but in no event is the Company responsible for the payment of underwriting discounts and commissions. No such demand may be exercised earlier than one year from consummation of the Offering.

     The Company intends to file a registration statement on Form S-8 covering the 2,000,000 shares of Common Stock reserved under the Stock Option Plan. Any shares which become outstanding upon exercise of options under the Stock Option Plan, other than shares delivered to Affiliates, will be eligible for sale in the public market beginning on the date of delivery thereof.

     Prior to consummation of the Offering, there has been no public market for the Common Stock, and no prediction can be made as to the effect, if any, that future sales of shares of Common Stock under Rule 144 or following the exercise of registration rights, or the availability of such shares for future sale, will have on the market price of the Common Stock prevailing from time to time. Nevertheless, sales of a substantial amount of such shares in the public market, or the perception that such sales could occur, could adversely affect the prevailing market prices for the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities.

                            VALIDITY OF COMMON STOCK

     The validity of the Common Stock will be passed upon for the Company by Cummings & Lockwood, Stamford, Connecticut, counsel for the Company, and for the Underwriters by Sullivan & Cromwell, New York, New York, counsel for the Underwriters.

                                    EXPERTS

     The special purpose combined financial statements and schedule of Amscan Inc. and Affiliates as of December 31, 1994 and 1995, and as of September 30, 1996, and for each of the years in the three-year period ended December 31, 1995, and for the nine-month period ended September 30, 1996, and the balance sheet of Amscan Holdings, Inc. as of December 13, 1996, have been included herein and in the registration statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein and in the registration statement, and upon the authority of said firm as experts in accounting and auditing.

                               OTHER INFORMATION

     The Company has filed with the Securities and Exchange Commission in Washington, D.C. a Registration Statement under the Securities Act with respect to the Common Stock offered by this Prospectus. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and to the exhibits and schedules filed therewith. The Registration Statement and the exhibits and schedules forming a part thereof may be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's Regional Offices in New York (7 World Trade Center, 13th Floor, New York, New York 10048) and Chicago (Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661) and copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at the following address: http://www.sec.gov.

     Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

                             AMSCAN HOLDINGS, INC.

                          INDEX TO FINANCIAL STATEMENT

                                                                                       PAGE
                                                                                       ----
Independent Auditors' Report.........................................................   F-2
Balance Sheet at December 13, 1996...................................................   F-3

                          AMSCAN INC. AND AFFILIATES

                    INDEX TO COMBINED FINANCIAL STATEMENTS

Combined Financial Statements as of December 31, 1994 and 1995 and for each of the years in the three-year period ended December 31, 1995:
  Independent Auditors' Report.......................................................   F-4
  Combined Balance Sheets............................................................   F-5
  Combined Statements of Operations..................................................   F-6
  Combined Statements of Stockholders' Equity........................................   F-7
  Combined Statements of Cash Flows..................................................   F-8
  Notes to Combined Financial Statements.............................................   F-9
Combined Financial Statements as of September 30, 1996 and for the nine month periods ended September 30, 1995 (unaudited) and 1996:
  Independent Auditors' Report.......................................................  F-22
  Combined Balance Sheet.............................................................  F-23
  Combined Statements of Operations..................................................  F-24
  Combined Statements of Stockholders' Equity........................................  F-25
  Combined Statements of Cash Flows..................................................  F-26
  Notes to Combined Financial Statements.............................................  F-27

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Amscan Holdings, Inc.:

We have audited the accompanying balance sheet of Amscan Holdings, Inc. as of December 13, 1996. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit of a balance sheet includes examining, on a test basis, evidence supporting the amounts and disclosures in that balance sheet. An audit of a balance sheet also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Amscan Holdings, Inc. as of December 13, 1996, in conformity with generally accepted accounting principles.

                                       KPMG Peat Marwick LLP

Stamford, Connecticut
December 13, 1996

                             AMSCAN HOLDINGS, INC.

                                 BALANCE SHEET
                               DECEMBER 13, 1996

    Cash.........................................................................  $ 100
                                                                                   =====
    Preferred stock ($0.10 par value; 5,000,000 shares authorized; none issued and outstanding)...........................................................  $  --
    Common stock ($0.10 par value; 50,000,000 shares authorized; 1,000 shares
      issued and outstanding)....................................................    100
                                                                                   -----
         Total equity............................................................  $ 100
                                                                                   =====

                             NOTE TO BALANCE SHEET

     Amscan Holdings, Inc. was organized on October 3, 1996 for the purpose of becoming the holding company for the businesses conducted by Amscan Inc. and certain affiliated companies. The only transaction to-date has been the initial capitalization of $100.

                          INDEPENDENT AUDITORS' REPORT

To the Stockholders of Amscan Inc.
and Affiliates:

     We have audited the accompanying special purpose combined balance sheets of Amscan Inc. and Affiliates as of December 31, 1994 and 1995 and the related special purpose combined statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1995. These special purpose combined financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these special purpose combined financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     The accompanying special purpose combined financial statements include the accounts of Amscan Inc. and Affiliates, as defined in note (1). These financial statements present the combined accounts of entities owned by the Principal Stockholder engaged in the design, manufacture, contract for manufacture or distribution of party and novelty goods.

     In our opinion, the special purpose combined financial statements referred to above present fairly, in all material respects, the combined financial position of Amscan Inc. and Affiliates as of December 31, 1994 and 1995, and the combined results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Stamford, Connecticut
April 5, 1996, except as to note (16),
which is as of July 31, 1996, and note (7)
which is as of September 30, 1996

                           AMSCAN INC. AND AFFILIATES

                            COMBINED BALANCE SHEETS
                                ($ IN THOUSANDS)

                                                                              DECEMBER 31,
                                                                           -------------------
                                                                            1994        1995
                                                                           -------    --------
ASSETS
Current assets:
  Cash and cash equivalents.............................................   $ 2,229    $  2,492
  Accounts receivable, net of allowances of $1,925 and $2,505,              23,847
     respectively.......................................................                31,880
  Inventories...........................................................    34,465      45,013
  Deposits and other....................................................     2,457       2,920
                                                                           -------    --------
     Total current assets...............................................    62,998      82,305
Property, plant and equipment, net......................................    26,925      26,848
Other assets............................................................     3,961       5,448
                                                                           -------    --------
     Total assets.......................................................   $93,884    $114,601
                                                                           =======    ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Loans and notes payable...............................................   $28,665    $ 37,849
  Subordinated debt to Principal Stockholder............................    12,000      16,000
  Accounts payable......................................................     4,849       5,855
  Accrued expenses......................................................     7,718       9,526
  Loans and notes payable to Principal Stockholder......................     5,295       2,453
  Current installments of long-term indebtedness........................     4,909       2,239
                                                                           -------    --------
     Total current liabilities..........................................    63,436      73,922
Long-term indebtedness, excluding current installments..................     8,800      12,284
Other...................................................................       828       1,190
                                                                           -------    --------
     Total liabilities..................................................    73,064      87,396
                                                                           -------    --------
Stockholders' equity:
  Common stock..........................................................       393         393
  Additional paid-in capital............................................     9,090       9,090
  Retained earnings.....................................................    12,037      18,462
  Cumulative translation adjustment.....................................      (613)       (653)
  Treasury stock, at cost...............................................       (87)        (87)
                                                                           -------    --------
     Total stockholders' equity.........................................    20,820      27,205
                                                                           -------    --------
     Total liabilities and stockholders' equity.........................   $93,884    $114,601
                                                                           =======    ========

            See accompanying notes to combined financial statements.

                           AMSCAN INC. AND AFFILIATES

                       COMBINED STATEMENTS OF OPERATIONS
                     ($ IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                             FOR THE YEARS ENDED DECEMBER 31,
                                                            -----------------------------------
                                                              1993        1994         1995
                                                            --------    --------    -----------
Net sales................................................   $108,934    $132,029    $   167,403
Cost of sales............................................     72,656      86,748        108,654
                                                            --------    --------    ------------
     Gross profit........................................     36,278      45,281         58,749
                                                            --------    --------    ------------
Operating expenses:
  Selling................................................      9,780      11,309         12,241
  General and administrative.............................     11,080      14,460         15,002
  Art and development....................................      2,596       2,796          4,256
  Special bonuses........................................      1,106       2,200          2,581
                                                            --------    --------    ------------
     Total operating expenses............................     24,562      30,765         34,080
                                                            --------    --------    ------------
     Income from operations..............................     11,716      14,516         24,669
Interest expense, net....................................      2,304       3,843          5,772
Other expense (income), net..............................        308          82           (309)
                                                            --------    --------    ------------
Income before income taxes and minority interests........      9,104      10,591         19,206
Income taxes.............................................        348         464            731
Minority interests.......................................        301         160          1,041
                                                            --------    --------    ------------
     Net income..........................................   $  8,455    $  9,967    $    17,434
                                                            ========    ========    ============
Pro forma data (unaudited) (note (15)):
     Net income before pro forma taxes...................   $  8,455    $  9,967    $    17,434
     Pro forma additional income tax expense.............      3,218       3,774          6,672
                                                            --------    --------    ------------
       Pro forma net income..............................   $  5,237    $  6,193    $    10,762
                                                            ========    ========    ============
Supplemental pro forma data (unaudited) (note (15)):
     Supplemental pro forma net income...................                           $    13,661
                                                                                    ============
     Supplemental pro forma net income per share.........                           $      0.66
                                                                                    ============
     Supplemental pro forma weighted average shares
       outstanding.......................................                            20,698,076
                                                                                    ============

            See accompanying notes to combined financial statements.

                           AMSCAN INC. AND AFFILIATES

                  COMBINED STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
                                ($ IN THOUSANDS)

                                             ADDITIONAL                 CUMULATIVE
                                   COMMON     PAID-IN      RETAINED     TRANSLATION   TREASURY
                                   STOCK      CAPITAL      EARNINGS     ADJUSTMENT     STOCK       TOTAL
                                   ------    ----------    ---------    ----------    --------    --------
Balance, December 31, 1992.......   $192       $5,758      $   9,584      $  103        $(87)     $ 15,550
Capital related to
  acquisitions...................    201        1,482             --          --          --         1,683
Net income.......................     --           --          8,455          --          --         8,455
Subchapter S and other
  distributions..................     --           --         (8,519)         --          --        (8,519)
Capital contributions............     --        1,850             --          --          --         1,850
Net change in cumulative
  translation adjustment.........     --           --             --        (523)         --          (523)
                                    ----       ------        -------      ------       -----      ---------
Balance, December 31, 1993.......    393        9,090          9,520        (420)        (87)       18,496
Net income.......................     --           --          9,967          --          --         9,967
Subchapter S and other
  distributions..................     --           --         (7,450)         --          --        (7,450)
Net change in cumulative
  translation adjustment.........     --           --             --        (193)         --          (193)
                                    ----       ------        -------      ------       -----      ---------
Balance, December 31, 1994.......    393        9,090         12,037        (613)        (87)       20,820
Net income.......................     --           --         17,434          --          --        17,434
Subchapter S and other
  distributions..................     --           --        (11,009)         --          --       (11,009)
Net change in cumulative
  translation adjustment.........     --           --             --         (40)         --           (40)
                                    ----       ------        -------      ------       -----      ---------
Balance, December 31, 1995.......   $393       $9,090      $  18,462      $ (653)       $(87)     $ 27,205
                                    ====       ======        =======      ======       =====      =========

            See accompanying notes to combined financial statements.

                           AMSCAN INC. AND AFFILIATES

                       COMBINED STATEMENTS OF CASH FLOWS
                                ($ IN THOUSANDS)

                                                                 FOR THE YEARS ENDED DECEMBER
                                                                              31,
                                                                -------------------------------
                                                                  1993       1994        1995
                                                                --------    -------    --------
Cash flows from operating activities:
  Net income.................................................   $  8,455    $ 9,967    $ 17,434
  Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation and amortization...........................      2,628      3,672       4,332
     Loss (gain) on disposal of property and equipment.......        405         35          (5)
     Provision for doubtful accounts.........................      2,339      2,676       1,581
     Changes in operating assets and liabilities, net of
       acquisitions:
       Accounts receivable...................................     (7,439)    (5,041)     (9,614)
       Inventories...........................................     (3,450)    (5,682)    (10,548)
       Deposits and other....................................      1,530       (444)       (463)
       Other assets..........................................     (1,413)    (2,497)     (3,032)
       Accounts payable and accrued expenses.................      5,294        912       2,814
       Other.................................................        351        289         362
                                                                ---------   --------   ---------
          Net cash provided by operating activities..........      8,700      3,887       2,861
                                                                ---------   --------   ---------
Cash flows from investing activities:
  Cash paid for acquisitions.................................     (2,139)        --          --
  Capital expenditures.......................................     (3,511)    (6,160)     (2,662)
  Proceeds from disposal of property and equipment...........         14         98           9
                                                                ---------   --------   ---------
          Net cash used in investing activities..............     (5,636)    (6,062)     (2,653)
                                                                ---------   --------   ---------
Cash flows from financing activities:
  Proceeds from loans, notes payable and long-term
     indebtedness............................................     39,942      6,324      42,311
  Repayment of loans, notes payable and long-term
     indebtedness............................................    (38,291)    (2,434)    (32,313)
  Proceeds from loans, notes payable and subordinated
     indebtedness to Principal Stockholder...................      4,979      6,316       4,000
  Repayment of loans, notes payable and subordinated
     indebtedness to Principal Stockholder...................         --         --      (2,842)
  Subchapter S and other distributions.......................     (8,519)    (7,450)    (11,009)
                                                                ---------   --------   ---------
     Net cash (used in) provided by financing activities.....     (1,889)     2,756         147
                                                                ---------   --------   ---------
  Effect of exchange rate changes on cash....................       (279)       270         (92)
                                                                ---------   --------   ---------
     Net increase in cash and cash equivalents...............        896        851         263
Cash and cash equivalents at beginning of year...............        482      1,378       2,229
                                                                ---------   --------   ---------
Cash and cash equivalents at end of year.....................   $  1,378    $ 2,229    $  2,492
                                                                =========   ========   =========
Supplemental disclosures of cash flow information:
Cash paid during the period for:
     Interest................................................   $  3,168    $ 4,025    $  4,486
     Taxes...................................................   $    152    $   112    $    601
Supplemental information on noncash investing activities:

Capital lease obligations of $648 were incurred in 1994. There were no capital lease obligations incurred in 1993 or 1995.

            See accompanying notes to combined financial statements.

                           AMSCAN INC. AND AFFILIATES

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 1995

(1) DESCRIPTION OF BUSINESS

     The accompanying special purpose combined financial statements include the accounts of Amscan Inc. and certain of its affiliates (the "Companies"). The Companies design, manufacture, contract for manufacture and distribute party and novelty goods to retailers and wholesale distributors principally in the United States, Canada and Europe.

  BASIS OF COMBINATION

     These combined financial statements present the Companies on a combined basis (or, with respect to less than majority-owned entities, on the equity basis) because of their common ownership by Mr. John A. Svenningsen (the "Principal Stockholder"). The name, the Principal Stockholder's ownership and a brief description of each of the combined entity's principal business activity is presented below.

                                            PRINCIPAL
                                          STOCKHOLDER'S
                  ENTITY                    OWNERSHIP              PRINCIPAL ACTIVITY
    -----------------------------------   -------------    -----------------------------------
    Amscan Inc.........................        100%        Manufacturer -- paper tableware;
                                                             and distributor -- worldwide
    Am-Source, Inc.....................         50%        Manufacturer -- plastic products
    Trisar, Inc........................        100%        Manufacturer -- gift products
    Amscan Distributors (Canada) Ltd...        100%        Distributor -- Canada
    Amscan Holdings Limited............         75%        Distributor -- United Kingdom
    Amscan (Asia Pacific) Pty. Ltd.....         85%        Distributor -- Australia and Asia
    Amscan Partyartikel GmbH...........         95%        Distributor -- Germany
    Amscan Svenska AB..................        100%        Distributor -- Sweden
    Amscan de Mexico, S.A. de C.V......         48%        Distributor -- Mexico
    JCS Realty Corp....................        100%        Real estate -- Canada
    SSY Realty Corp....................        100%        Real estate -- United States

     All material intercompany balances and transactions have been eliminated in combination.

  ACQUISITIONS AND DISPOSITIONS

     On May 24, 1993, the Principal Stockholder acquired 50% of the stock of Am-Source, Inc. Simultaneously, Am-Source, Inc. acquired for $456,000 all of the assets and assumed certain liabilities of Multi-Source, Inc. Both transactions were accounted for as a purchase and the fair value of the assets acquired approximated the fair value of the liabilities assumed.

     On November 13, 1993, the Principal Stockholder acquired 100% of the stock of Trisar, Inc. for approximately $1,500,000 in cash and notes. The acquisition has been accounted for as a purchase and the excess purchase price over the fair value of the net assets acquired of $1,057,000 is being amortized on a straight-line basis over three years.

     On September 3, 1993, the Principal Stockholder acquired 48% of the stock of Amscan de Mexico, S.A. de C.V. for $201,000 in cash, which approximated 48% of the fair value of its net assets.

     The results of operations for each of the above entities are included in the accompanying combined financial statements from their respective dates of acquisition. The individual and

                           AMSCAN INC. AND AFFILIATES

                               DECEMBER 31, 1995

collective results of operations of the entities for the year ended December 31, 1993 had each of the acquisitions occurred at the beginning of 1993, are not significant.

     During the periods presented, a business, which was not material to the combined business of the Companies, was acquired by the Principal Stockholder and subsequently disposed of. The associated balance sheet, statements of operation and loss on disposition of the business are insignificant and have been excluded from the accompanying combined financial statements.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  CASH EQUIVALENTS

     Highly liquid investments with a maturity of three months or less when purchased are considered to be cash equivalents.

  INVENTORIES

     Substantially all inventories of the Companies are valued at the lower of cost or market (principally on the first-in, first-out method).

  PROPERTY, PLANT, AND EQUIPMENT

     Property, plant and equipment are stated at cost. Machinery and equipment under capital leases are stated at the present value of the minimum lease payments at the inception of the lease.

     Depreciation is calculated principally on the straight-line method over the estimated useful lives of the assets. Machinery and equipment held under capital leases and leasehold improvements are amortized straight-line over the shorter of the lease term or estimated useful life of the asset.

  OTHER ASSETS

     Included in other assets are printing plates purchased from third-party vendors used in the Companies' manufacturing process. These assets are amortized on a straight-line basis over their estimated useful lives of three years. The amortization of such costs is included in cost of sales and was $862,000, $953,000 and $1,195,000, respectively, for the three years ended December 31, 1993, 1994 and 1995. The unamortized balance at December 31, 1994 and 1995, was $1,660,000 and $2,325,000, respectively.

  REVENUE RECOGNITION

     The Companies recognize revenue from product sales when the goods are shipped to the customers. Product returns and warranty costs are immaterial.

  CATALOGUE COSTS

     The Companies expense costs associated with the production of annual catalogues when incurred.

  ART AND DEVELOPMENT COSTS

     Art and development costs are primarily internal costs that are not easily associated with specific designs which may reach commercial production. Accordingly, the Companies expense these costs as incurred.

                           AMSCAN INC. AND AFFILIATES

                               DECEMBER 31, 1995

  INCOME TAXES

     Certain of the affiliates have elected Subchapter S corporation status for U.S. federal and state income tax purposes. Income taxes, therefore, are principally the responsibility of the stockholders. Income taxes for all other entities, including foreign distributors, are computed in accordance with the tax laws in the jurisdictions in which the entities operate.

  FOREIGN CURRENCY TRANSACTIONS AND TRANSLATION

     Realized foreign currency exchange gains or losses, which result from the settlement of receivables or payables in currencies other than U.S. dollars, are credited or charged to operations. Unrealized gains or losses on foreign currency exchanges are insignificant.

     The balance sheets of foreign affiliates are translated into U.S. dollars at the exchange rates in effect on the balance sheet date. The results of operations of foreign affiliates are translated into U.S. dollars at the average exchange rates effective for the periods presented. The differences from historical exchange rates are reflected as a separate component of stockholders' equity.

  CONCENTRATION OF CREDIT RISK

     While the Companies' customers are geographically disbursed throughout North America, South America, Europe, Asia and Australia, there is a concentration of sales made to and accounts receivable from the stores which operate in the party superstore channel of distribution. At December 31, 1994 and 1995, the Companies' two largest customers, with approximately 185 stores, accounted for 8% and 12%, respectively, of combined accounts receivable. For the years ended December 31, 1993, 1994 and 1995, sales to the Companies' two largest customers represented 7%, 10%, and 17%, respectively, of combined net sales. Of such amount, sales to the Companies' largest customer represented 5%, 8% and 11%, respectively. No other group or combination of customers subjected the Companies to a concentration of credit risk.

  USE OF ESTIMATES

     Management has made estimates and assumptions relating to the reporting of assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

  RECENTLY ISSUED ACCOUNTING STANDARDS

     In October 1995, the Financial Accounting Standards Board (FASB) issued Statement on Financial Accounting Standards (SFAS) No. 123 -- Accounting for Stock-Based Compensation. As allowable by SFAS 123, the Companies do not intend to recognize compensation cost for stock-based employee compensation arrangements, but rather, starting with fiscal 1996, will disclose the pro-forma impact on net income and earnings per share as if the fair value stock-based compensation had been recognized starting with fiscal 1995.

     In March 1995, the FASB issued SFAS 121 -- Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. When adopted in 1996, the Companies do not believe that the impact of SFAS 121 will have a significant impact on their financial position or results of operations.

                           AMSCAN INC. AND AFFILIATES

                               DECEMBER 31, 1995

     Other pronouncements issued by the FASB or other authoritative accounting standard groups with future effective dates are either not applicable or not significant to the financial statements of the Companies.

(3) INVENTORIES

     Inventories at December 31, 1994 and 1995 consisted of the following ($ in thousands):

                                                                      1994        1995
                                                                     -------     -------
    Finished goods.................................................  $31,984     $42,125
    Raw materials..................................................    2,957       2,277
    Work-in-process................................................      358       1,839
                                                                     -------     -------
                                                                      35,299      46,241
    Less: Reserve for slow moving and obsolete inventory...........     (834)     (1,228)
                                                                     -------     -------
                                                                     $34,465     $45,013
                                                                     =======     =======

(4) PROPERTY, PLANT AND EQUIPMENT

     Major classifications of property, plant and equipment at December 31, 1994 and 1995 consisted of the following ($ in thousands):

                                                                                  ESTIMATED
                                                         1994         1995       USEFUL LIVES
                                                       --------     --------     ------------
    Machinery and equipment........................    $ 15,849     $ 18,879       5-15
    Data processing equipment......................       5,536        6,123         5
    Leasehold improvements.........................       4,581        4,784        25
    Furniture and fixtures.........................       3,929        2,370        10
    Buildings......................................       9,162        9,524       31-40
    Land...........................................       1,881        1,917        --
                                                       ---------    ---------
                                                         40,938       43,597
    Less: accumulated depreciation and
      amortization.................................     (14,013)     (16,749)
                                                       ---------    ---------
                                                       $ 26,925     $ 26,848
                                                       =========    =========

     Depreciation and amortization expense was $1,766,000, $2,367,000 and $2,785,000 for the years ended December 31, 1993, 1994 and 1995, respectively.

(5) LOANS AND NOTES PAYABLE

     During 1995, certain of the Companies entered into a revolving credit agreement with several banks which expires on September 20, 2000. Amounts available for borrowing under this agreement, subject to asset availability and other restrictions, are as follows:

    September 20, 1995 -- September 19, 1996..............................   $50,000,000
    September 20, 1996 -- September 19, 1997..............................   $55,000,000
    September 20, 1997 -- September 20, 2000..............................   $60,000,000

     Such revolving credit agreement is collateralized by a first lien on certain of the assets of the Companies. The revolving credit agreement provides for interest on the borrowings to be based on either a prime borrowing rate or LIBOR plus 0.875%, whichever is lower. Additionally, the revolving credit agreement requires the Companies to comply with certain covenants including the mainte-

                           AMSCAN INC. AND AFFILIATES

                               DECEMBER 31, 1995

nance of financial ratios, as defined. At December 31, 1995, the Companies were in compliance with all such covenants.

     Loans and notes payable outstanding at December 31, 1994 and 1995 consisted of the following ($ in thousands):

                                                                         1994       1995
                                                                        -------    -------
    Revolving credit line with interest at LIBOR plus 0.875% (6.41%
      at December 31, 1995)..........................................   $    --    $35,000
    Revolving credit line with interest at the prime rate (8.5% at
      December 31, 1995) and the prime rate plus 0.25% (8.75% at
      December 31, 1994).............................................    16,165      2,060
    Bankers acceptances payable at various dates through June 26,
      1995 with interest at rates ranging from 6.43% to 8.10%........    12,500         --
    Revolving credit line denominated in British Pounds Sterling with interest at the U.K. Base rate plus 2% (8.5% at December 31,
      1995)..........................................................        --        789
                                                                        -------    -------
                                                                        $28,665    $37,849
                                                                        =======    =======

     The weighted average interest rates on loans and notes payable outstanding at December 31, 1994 and 1995 were 8.08% and 6.57%, respectively.

     The Companies are currently involved in three interest rate swap transactions covering $25,000,000 of its outstanding obligation under the revolving credit agreement. The transactions fix the interest rates as indicated below and entitle the Companies to settle with the counterparty on a quarterly basis, the product of the notional amount times the amount, if any, by which the ninety day LIBOR exceeds the fixed rate. Net payments to the counterparty under the swap agreements for the years ended December 31, 1994 and 1995, which have been recorded as additional interest expense, have been computed as follows ($ in thousands):

                                                                                 ADDITIONAL
                                                                                  INTEREST
                                                                                   EXPENSE
                                        NOTIONAL                                -------------
             DATE OF CONTRACT           AMOUNT        TERM       FIXED RATE     1994     1995
    ----------------------------------  -------     --------     ----------     ----     ----
    September 28, 1994................  $ 5,000     10 years        7.945%      $34      $ 94
    May 12, 1995......................  $10,000      5 years        6.590%       --        42
    July 20, 1995.....................  $10,000     10 years        6.750%       --        38
                                                                                ---      ----
                                                                                $34      $174
                                                                                ===      ====

                           AMSCAN INC. AND AFFILIATES

                               DECEMBER 31, 1995

(6) LONG-TERM INDEBTEDNESS

     Long-term indebtedness at December 31, 1994 and 1995 consisted of the following ($ in thousands):

                                                                      1994        1995
                                                                     -------     -------
    Mortgage obligations (a).......................................  $ 7,815     $ 6,956
    Term loans (b).................................................    3,189       5,152
    Capital lease obligations (c)..................................    2,705       2,415
                                                                     -------     -------
              Total long-term indebtedness.........................   13,709      14,523
    Less: current installments.....................................   (4,909)     (2,239)
                                                                     -------     -------
    Long-term indebtedness, excluding current installments.........  $ 8,800     $12,284
                                                                     =======     =======

---------------
(a) Certain of the Companies have mortgage obligations payable to financial institutions relating to distribution facilities due through September 13, 2004. The mortgages are collateralized by specific real estate assets of the Companies and carry interest rates ranging from the Canadian prime rate plus 0.5% (8.5% and 8.0% as of December 31, 1994 and 1995, respectively) to 8.51%. At December 31, 1994 and 1995, $2,000,000 and $1,800,000 of mortgage obligations, respectively, are denominated in Canadian dollars.

(b) Certain of the Companies have various term loans payable to financial institutions due through April 1, 2002. The loans are collateralized by specific assets of the Companies and carry interest rates which range from 8.01% to 9.5%.

(c) Certain of the Companies have entered into various capital leases for machinery and equipment with implicit interest rates ranging from 6.5% to 23.0% and which extend to 2001.

     At December 31, 1995, principal maturities of long-term indebtedness consisted of the following ($ in thousands):

                                                                      CAPITAL
                                                INDEBTEDNESS     LEASE OBLIGATIONS      TOTAL
                                                ------------     -----------------     -------
    1996......................................    $  1,951            $   472          $ 2,423
    1997......................................       1,583                466            2,049
    1998......................................       1,290                464            1,754
    1999......................................       1,264                448            1,712
    2000......................................       1,194                442            1,636
    Thereafter................................       4,826                806            5,632
                                                   -------             ------          -------
                                                    12,108              3,098           15,206
    Amount representing interest..............          --               (683)            (683)
                                                   -------             ------          -------
    Long-term indebtedness....................    $ 12,108            $ 2,415          $14,523
                                                   =======             ======          =======

(7) DUE TO PRINCIPAL STOCKHOLDER

     Certain of the Companies owed $12,000,000 and $16,000,000 to the Principal Stockholder as of December 31, 1994 and 1995, respectively, under a subordinated note with interest payable monthly. This note is subject to a subordination agreement among the Principal Stockholder, Amscan Inc., and the lenders involved with the revolving credit agreement as discussed in note (5). Under the terms of the subordination agreement, the payment of any principal evidenced by the

                           AMSCAN INC. AND AFFILIATES

                               DECEMBER 31, 1995

subordinated note is generally prohibited. Interest is at the prime rate plus 0.5% (9.0% at both December 31, 1994 and 1995).

     Further, certain of the Companies had unsecured current loans payable to the Principal Stockholder aggregating $5,295,000 and $2,453,000, respectively, at December 31, 1994 and 1995, at interest rates ranging from 7% to 12%. The loans have different forms of collateral but are generally subordinated to the credit facility discussed in note (5) and are due at various dates through 2003.

     During 1993, $1,200,000 of notes payable to the Principal Stockholder were converted to subordinated indebtedness and additional paid-in capital in the amounts of $1,000,000 and $200,000, respectively. In addition, $3,000,000 of accrued expenses due to the Principal Stockholder were converted to subordinated indebtedness and additional paid-in capital in the amount of $1,350,000 and $1,650,000, respectively.

     During 1994 and 1995, $3,650,000 and $4,000,000 of notes payable to the Principal Stockholder were converted to subordinated indebtedness, respectively.

     In September 1996, certain of the Companies declared the distribution of $7,600,000 of previously provided capital and $13,067,000 of undistributed earnings. It is contemplated that such payment will be made in connection with the Offering (see note (15)).

(8) EMPLOYEE BENEFIT PLANS

     Certain of the Companies maintain a profit-sharing plan for all eligible employees providing for annual discretionary contributions to a trust. As of January 1, 1995, the plan required the Companies to match 25% of the first 6% of an employee's contribution to the plan. Benefit expense for the years ended December 31, 1993, 1994 and 1995 totaled $590,000, $548,000 and $558,000, respectively.

(9) SPECIAL BONUS ARRANGEMENTS

     During the periods presented, Amscan Inc. had employment agreements with certain key executives and senior managers which provided for these individuals to receive annual bonuses based upon the pre-tax income of Amscan Inc. and certain of its affiliates. These bonuses which amounted to approximately 18% to 20% of pre-tax income are reflected in the Combined Statements of Operations in the caption "Special Bonuses." At December 31, 1994 and 1995, respectively, $1,805,000 and $2,581,000 were accrued for such bonuses and included in accrued expenses.

(10) INCOME TAXES

     The entities Amscan Inc., Am-Source, Inc., JCS Realty Corp. and SSY Realty Corp. have elected Subchapter S corporation status. Accordingly, these entities are generally not subject to federal and state income taxes, to the extent that states recognize Subchapter S corporation status.

     Current income tax expense and deferred taxes generally arise from taxes on income generated by foreign affiliates at the effective rate in effect in each of the taxing jurisdictions. Deferred taxes arising from timing differences are not significant.

     A summary of the domestic and foreign pre-tax income (loss) for the years ended December 31, 1993, 1994 and 1995 are as follows:

                                                  1993           1994            1995
                                               ----------     -----------     -----------
    Domestic.................................  $9,368,000     $10,009,000     $17,750,000
    Foreign..................................  $ (264,000)    $   582,000     $ 1,456,000

                           AMSCAN INC. AND AFFILIATES

                               DECEMBER 31, 1995

     A summary of the operations subject to tax, their reported tax expense and effective tax rates for the years ended December 31, 1993, 1994 and 1995 are as follows ($ in thousands):

                                               1993                    1994                    1995
                                        -------------------     -------------------     -------------------
                                          TAX     EFFECTIVE       TAX     EFFECTIVE       TAX     EFFECTIVE
                                        EXPENSE     RATE        EXPENSE     RATE        EXPENSE     RATE
                                        -------   ---------     -------   ---------     -------   ---------
Amscan Distributors (Canada) Ltd......   $ 150       38%         $ 190       39%         $ 283       39%
Amscan Holdings Limited...............      96       53%           118       34%           263       39%
Amscan (Asia Pacific) Pty. Ltd........      67       34%            83       32%           103       32%
Other.................................      35        4%            73        6%            82        8%
                                          ----                    ----                    ----
                                         $ 348                   $ 464                   $ 731
                                          ====                    ====                    ====

(11) COMMON STOCK

     Common Stock for each of the combined entities is as follows:

        Amscan Inc.:
          No par value; 1,000 shares authorized, 990 shares issued and outstanding (including 330 shares of treasury stock).
        Am-Source, Inc.:
          No par value; 1,000 shares authorized, 120 shares issued and outstanding.
        Trisar, Inc.:
          No par value; 10,000 shares authorized, 266.66 shares issued and outstanding.
        Amscan Distributors (Canada) Ltd.:
          $1 (Canadian) par value; 10,000 shares authorized, 3,000 shares issued and outstanding.
        Amscan Holdings Limited:
          Ordinary Shares:
             20p par value; 1,250,000 shares authorized, 287,500 issued and outstanding.
          Preference Shares:
             One British Pound Sterling par value; 5,000 shares authorized, issued and outstanding.
        Amscan (Asia Pacific) Pty. Ltd.:
          Aus. $1 par value; 10,000 shares authorized, 886 shares issued and outstanding.
        Amscan Partyartikel GmbH:
          No par value; 50,000 shares authorized, issued and outstanding.
        Amscan Svenska AB:
          No par value; 1,500 shares authorized, issued and outstanding. Amscan de Mexico, S.A. de C.V.:
          Class A Shares:
             No stated value, fixed capital; 31 shares authorized, issued and outstanding.
          Class A-1 shares:
             No stated value, variable capital; 620 shares authorized, issued and outstanding.

                           AMSCAN INC. AND AFFILIATES

                               DECEMBER 31, 1995

          Class B Shares:
             No stated value, fixed capital; 29 shares authorized, issued and outstanding.
          Class B-1 Shares:
             No stated value, variable capital; 580 shares authorized, issued and outstanding.
        JCS Realty Corp.:
          No par value; 200 shares authorized, one share issued and outstanding.
        SSY Realty Corp.:
          No par value; 200 shares authorized issued and outstanding.

(12) COMMITMENTS AND CONTINGENCIES

  LEASES

     The Companies are obligated under various capital leases for certain machinery and equipment which expire on various dates through June 1, 2001 (see also note (6)). At December 31, 1994 and 1995, the amount of machinery and equipment and related accumulated amortization recorded under capital leases is included with property, plant and equipment and consisted of the following ($ in thousands):

                                                                        1994       1995
                                                                       ------     ------
    Machinery and equipment..........................................  $3,122     $3,174
    Less: accumulated amortization...................................    (244)      (564)
                                                                                  ------
                                                                       $2,878     $2,610
                                                                       =======    =======

     Amortization of assets held under capitalized leases is included with depreciation expense.

     The Companies have several noncancelable operating leases with unaffiliated third parties, primarily for office and manufacturing space, showrooms, and warehouse equipment that expire over the next eight years. These leases generally contain renewal options and require the Companies to pay real estate taxes, utilities and related insurance.

     At December 31, 1995, certain of the Companies also had noncancelable operating leases with the Principal Stockholder and real estate entities owned either directly or indirectly by the Principal Stockholder ("Uncombined Affiliates") for warehouse and office space that expire over the next sixteen years. Rent due to Uncombined Affiliates represents future commitments associated with property leased by the Companies from the Principal Stockholder or such entities owned directly or indirectly by the Principal Stockholder. Subsequent to December 31, 1995, the terms of the leases have been amended (see note (16)).

                           AMSCAN INC. AND AFFILIATES

                               DECEMBER 31, 1995

     At December 31, 1995 future minimum lease payments under all operating leases consisted of the following ($ in thousands):

                                                                       UNCOMBINED
                                                     THIRD PARTIES     AFFILIATES      TOTAL
                                                     -------------     ----------     -------
    1996...........................................     $ 3,132         $  2,132      $ 5,264
    1997...........................................       2,538            2,246        4,784
    1998...........................................       1,989            2,309        4,298
    1999...........................................       1,274            2,374        3,648
    2000...........................................       1,043            2,442        3,485
    Thereafter.....................................       3,209           29,862       33,071
                                                        -------          -------      -------
                                                        $13,185         $ 41,365      $54,550
                                                        =======          =======      =======

     Rent expense for the years ended December 31, 1993, 1994 and 1995 was $3,414,000, $4,300,000 and $4,705,000, respectively, of which $2,242,000,
$2,468,000 and $2,526,000, respectively, related to leases with Uncombined Affiliates.

(13) SEGMENT INFORMATION

  INDUSTRY SEGMENTS

     The Companies operate in primarily one industry segment which involves the design, manufacture, contract for manufacture and distribution of party and novelty goods to retailers and wholesale distributors.

  GEOGRAPHIC SEGMENTS

     The Companies' export sales, other than those intercompany sales reported below as sales between geographic areas, are not material. Sales between geographic areas primarily consist of sales of finished goods for distribution in the foreign markets.

     The Companies' geographic area data for each of the three fiscal years ended December 31, 1993, 1994 and 1995 are as follows ($ in thousands):

                                              DOMESTIC     FOREIGN     ELIMINATIONS     COMBINED
                                              --------     -------     ------------     --------
1993
Sales to unaffiliated customers.............  $ 95,021     $13,913                      $108,934
Sales between geographic areas..............     4,753          19       $ (4,772)            --
                                              --------     -------        -------       --------
Net sales...................................  $ 99,774     $13,932       $ (4,772)      $108,934
                                              ========     =======        =======       ========
Income from operations......................  $ 11,562     $   154                      $ 11,716
                                              ========     =======
Interest expense, net.......................                                               2,304
Other expense, net..........................                                                 308
                                                                                        --------
Income before income taxes and minority
  interests.................................                                            $  9,104
                                                                                        ========
Identifiable assets.........................  $ 68,390     $11,700                      $ 80,090
                                              ========     =======                      ========

                           AMSCAN INC. AND AFFILIATES

                               DECEMBER 31, 1995

                                              DOMESTIC     FOREIGN     ELIMINATIONS     COMBINED
                                              --------     -------     ------------     --------
1994
Sales to unaffiliated customers.............  $115,196     $16,833                      $132,029
Sales between geographic areas..............     5,645          89       $ (5,734)            --
                                              --------     -------     ------------     --------
Net sales...................................  $120,841     $16,922       $ (5,734)      $132,029
                                              =========    ========    ==========       =========
Income from operations......................  $ 13,468     $ 1,048                        14,516
                                              =========    ========
Interest expense, net.......................                                               3,843
Other expense, net..........................                                                  82
                                                                                        --------
Income before income taxes and minority
  interests.................................                                            $ 10,591
                                                                                        =========
Identifiable assets.........................  $ 80,117     $13,767                      $ 93,884
                                              =========    ========                     =========

                                              DOMESTIC     FOREIGN     ELIMINATIONS     COMBINED
                                              --------     -------     ------------     --------
1995
Sales to unaffiliated customers.............  $146,198     $21,205                      $167,403
Sales between geographic areas..............     8,508          60       $ (8,568)            --
                                              --------     -------     ------------     --------
Net sales...................................  $154,706     $21,265       $ (8,568)      $167,403
                                              =========    ========    ==========       =========
Income from operations......................  $ 22,782     $ 1,887                      $ 24,669
                                              =========    ========
Interest expense, net.......................                                               5,772
Other income, net...........................                                                (309)
                                                                                        --------
Income before income taxes and minority
  interests.................................                                            $ 19,206
                                                                                        =========
Identifiable assets.........................  $ 99,123     $15,478                      $114,601
                                              =========    ========                     =========

(14) FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts for cash and cash equivalents, accounts receivables, deposits and other current assets, loans and notes payable, accounts payable, accrued expenses (non derivatives) and other current liabilities approximates fair value at December 31, 1995 because of the short term maturity of those instruments or their variable rate of interest.

     The carrying amounts for long term debt approximates fair value at December 31, 1995. Fair value has been estimated by discounting the future cash flow of each instrument at rates currently offered for similar debt instruments of comparable maturity.

     Fair value amounts for loans and notes payable to Principal Stockholder are not presented due to the related party nature of the indebtedness and the ability of the Principal Stockholder to amend the features of the debt instruments.

     The fair value of interest rate swaps is the estimated amount that the Bank would receive or pay to terminate the swap agreements at the reporting date, taking into account current interest rates and the current creditworthiness of the swap counterparties. Termination of the swap agreements at December 31, 1995 would require certain of the Companies to pay the Bank $1,857,000.

                           AMSCAN INC. AND AFFILIATES

                               DECEMBER 31, 1995

(15) PRO FORMA DATA AND SUPPLEMENTAL PRO FORMA DATA (UNAUDITED)

     In connection with a proposed initial public offering of its common stock (the "Offering") Amscan Holdings, Inc. was formed on October 3, 1996 for the purpose of becoming the holding company for the business conducted by the Companies. Such transfer of ownership will be accounted for in a manner similar to a pooling of interests and will result in Amscan Inc., Am-Source, Inc., JCS Realty Corp. and SSY Realty Corp. being taxed as Subchapter C corporations under federal and certain state income tax requirements.

     Pro forma net income for the years ended December 31, 1993, 1994 and 1995 give effect to pro forma income tax provisions at statutory rates (40.5%) assuming Amscan Inc., Am-Source, Inc., JCS Realty Corp. and SSY Realty Corp. had not elected Subchapter S corporation status for those periods.

     In addition to the pro forma additional income tax expense, there are other events contemplated in connection with the Offering that have been reflected in the supplemental pro forma net income for the year ended December 31, 1995 which causes such amount to be higher than the pro forma net income amount.

     The supplemental pro forma net income for the year ended December 31, 1995 gives effect to (i) reduction in compensation paid to certain employees to the extent such compensation exceeded the compensation payable to such individuals under certain prospective compensation agreements ($2,581,000), (ii) to reflect amortization of goodwill ($250,000) and elimination of minority interest related to the 50% acquisition of Am-Source, Inc. as if it were acquired at the beginning of the period presented ($927,000), (iii) to reflect the reduction of interest expense ($1,785,000) related to the repayment of bank indebtedness and subordinated indebtedness due to the Principal Stockholder from proceeds of the proposed Offering, as if it occurred at the beginning of the period presented, and (iv) to give effect to the tax effects of these adjustments at statutory rates (40.5%) assuming Amscan Inc., Am-Source, Inc., JCS Realty Corp. and SSY Realty Corp. had not elected Subchapter S corporation status ($8,816,000).

     The supplemental pro forma weighted average shares outstanding represent the contemplated number of shares expected to be outstanding immediately after the Offering.

(16) SUBSEQUENT EVENTS

     (a) On April 5, 1996, certain of the Companies entered into an operating lease agreement with a third party whereby the Companies may lease up to $11,000,000 of machinery and equipment. The agreement provides for equal monthly payments over 12 years, including renewal options. The agreement will be classified as an operating lease for financial statement purposes, and accordingly, the related assets and liabilities will not be reflected in the Companies' financial statements.

     In connection with this agreement, certain of the Companies have entered into commitments for equipment with a fair value of approximately $10,400,000.

                           AMSCAN INC. AND AFFILIATES

                               DECEMBER 31, 1995

     Assuming the entire lease facility is utilized, future minimum lease payments under the lease will be as follows ($ in thousands):

        1997..............................................................  $ 1,305
        1998..............................................................    1,305
        1999..............................................................    1,305
        2000..............................................................    1,305
        2001..............................................................    1,305
        Thereafter........................................................    9,135
                                                                            -------
                                                                            $15,660
                                                                            =======

     (b) In July 1996, certain operating leases with Uncombined Affiliates which previously had remaining terms of up to sixteen years have been amended to terms of up to six years. As a result of these reduced lease terms, future minimum lease payments under all operating leases with Uncombined Affiliates, at December 31, 1995 consisted of the following ($ in thousands):

        1996..............................................................  $ 2,132
        1997..............................................................    2,246
        1998..............................................................    2,309
        1999..............................................................    2,374
        2000..............................................................    1,239
        Thereafter........................................................      167
                                                                            -------
                                                                            $10,467
                                                                            =======

                          INDEPENDENT AUDITORS' REPORT

To the Stockholders of Amscan Inc.
  and Affiliates:

     We have audited the accompanying special purpose combined balance sheet of Amscan Inc. and Affiliates as of September 30, 1996 and the related special purpose combined statements of operations, stockholders' equity and cash flows for the nine month period ended September 30, 1996. These special purpose combined financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these special purpose financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     The accompanying special purpose combined financial statements include the accounts of Amscan Inc. and Affiliates, as defined in note (1). These financial statements present the combined accounts of entities owned by the Principal Stockholder engaged in the design, manufacture, contract for manufacture or distribution of party and novelty goods.

     In our opinion, the special purpose combined financial statements referred to above present fairly, in all material respects, the combined financial position of Amscan Inc. and Affiliates as of September 30, 1996, and the combined results of their operations and their cash flows for the nine month period ended September 30, 1996, in conformity with generally accepted accounting principles.

                                            KPMG Peat Marwick LLP

Stamford, Connecticut
November 22, 1996

                           AMSCAN INC. AND AFFILIATES

                             COMBINED BALANCE SHEET
                                ($ IN THOUSANDS)

                                                                                 SEPTEMBER 30,
                                                                                     1996
                                                                                 -------------
                                            ASSETS
Current assets:
  Cash and cash equivalents....................................................    $   3,530
  Accounts receivable, net of allowance of $3,161..............................       51,359
  Inventories..................................................................       45,074
  Deposits and other...........................................................       10,146
                                                                                    --------
          Total current assets.................................................      110,109
Property, plant and equipment, net.............................................       30,409
Other assets...................................................................        5,235
                                                                                    --------
          Total assets.........................................................    $ 145,753
                                                                                    ========
                             LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Loans payable................................................................    $  47,955
  Subordinated and other indebtedness to stockholders..........................       35,900
  Accounts payable.............................................................        4,326
  Accrued expenses.............................................................       17,514
  Current installments of long-term indebtedness...............................        2,318
                                                                                    --------
          Total current liabilities............................................      108,013
Long-term indebtedness, less current installments..............................       12,412
Other..........................................................................          689
                                                                                    --------
          Total liabilities....................................................      121,114
                                                                                    --------
Stockholders' equity:
  Common stock.................................................................          393
  Additional paid-in capital...................................................        1,490
  Retained earnings............................................................       23,490
  Cumulative translation adjustment............................................         (647)
  Treasury stock, at cost......................................................          (87)
                                                                                    --------
          Total stockholders' equity...........................................       24,639
                                                                                    --------
          Total liabilities and stockholders' equity...........................    $ 145,753
                                                                                    ========

            See accompanying notes to combined financial statements.

                           AMSCAN INC. AND AFFILIATES

                       COMBINED STATEMENTS OF OPERATIONS
                     ($ IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                      FOR THE NINE MONTHS
                                                                             ENDED
                                                                         SEPTEMBER 30,
                                                                    ------------------------
                                                                                    1996
                                                                      1995       -----------
                                                                    --------
                                                                    (UNAUDITED)
Net sales.........................................................  $128,314     $   147,008
Cost of sales.....................................................    81,719          92,861
                                                                    --------     -----------
  Gross profit....................................................    46,595          54,147
                                                                    --------     -----------
Operating Expenses:
  Selling.........................................................     8,893           8,691
  General and administrative......................................    10,395          14,113
  Art and development.............................................     2,936           3,671
  Special bonuses.................................................     2,409           3,300
                                                                    --------     -----------
     Total operating expenses.....................................    24,633          29,775
                                                                    --------     -----------
     Income from operations.......................................    21,962          24,372
Interest expense, net.............................................     4,386           4,569
Other income, net.................................................      (409)           (301)
                                                                    --------     -----------
Income before income taxes and minority interests.................    17,985          20,104
Income taxes......................................................       498             767
Minority interests................................................       722           1,242
                                                                    --------     -----------
     Net income...................................................  $ 16,765     $    18,095
                                                                    ========     ===========
Pro forma data (note (15)):
     Net income before pro forma income taxes.....................  $ 16,765     $    18,095
     Pro forma additional income tax expense......................     6,435           7,121
                                                                    --------     -----------
     Pro forma net income.........................................  $ 10,330     $    10,974
                                                                    ========     ===========
Supplemental pro forma data (unaudited) (note (15)):
     Supplemental pro forma net income............................               $    14,299
                                                                                 ===========
     Supplemental pro forma net income per share..................               $      0.69
                                                                                 ===========
     Supplemental pro forma weighted average shares outstanding...                20,698,076
                                                                                 ===========

            See accompanying notes to combined financial statements.

                           AMSCAN INC. AND AFFILIATES

                  COMBINED STATEMENTS OF STOCKHOLDERS' EQUITY
             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996
                                ($ IN THOUSANDS)

                                                     ADDITIONAL                  CUMULATIVE
                                          COMMON      PAID-IN       RETAINED     TRANSLATION    TREASURY
                                          STOCK       CAPITAL       EARNINGS     ADJUSTMENT      STOCK        TOTAL
                                          ------     ----------     --------     ----------     --------     --------
Balance, December 31, 1994..............   $393       $  9,090      $ 12,037       $ (613)        $(87)      $ 20,820
Net income for the nine months ended
  September 30, 1995 (unaudited)........     --             --        16,765           --           --         16,765
Subchapter S and other distributions
  (unaudited)...........................     --             --          (377)          --           --           (377)
Net change in cumulative translation
  adjustment (unaudited)................     --             --            --         (134)          --           (134)
                                           ----         ------       -------        -----         ----        -------
Balance, September 30, 1995
  (unaudited)...........................   $393       $  9,090      $ 28,425       $ (747)        $(87)      $ 37,074
                                           ====         ======       =======        =====         ====        =======
Balance, December 31, 1995..............   $393       $  9,090      $ 18,462       $ (653)        $(87)      $ 27,205
Net income for the nine months ended
  September 30, 1996....................     --             --        18,095           --           --         18,095
Subchapter S and other distributions....     --         (7,600)      (13,067)          --           --        (20,667)
Net change in cumulative translation
  adjustment............................     --             --            --            6           --              6
                                           ----         ------       -------        -----         ----        -------
Balance, September 30, 1996.............   $393       $  1,490      $ 23,490       $ (647)        $(87)      $ 24,639
                                           ====         ======       =======        =====         ====        =======

            See accompanying notes to combined financial statements.

                           AMSCAN INC. AND AFFILIATES

                       COMBINED STATEMENTS OF CASH FLOWS
                                ($ IN THOUSANDS)

                                                                        FOR THE NINE MONTHS
                                                                        ENDED SEPTEMBER 30,
                                                                        --------------------
                                                                                      1996
                                                                         1995       --------
                                                                        -------
                                                                        (UNAUDITED)
Cash flows from operating activities:
  Net income..........................................................  $16,765     $ 18,095
  Adjustments to reconcile net income to net cash used in operating activities:
     Depreciation and amortization....................................    3,156        3,579
     Provision for doubtful accounts..................................      585          963
     Changes in operating assets and liabilities:
       Accounts receivable............................................  (20,098)     (20,442)
       Inventories....................................................   (5,858)         (61)
       Deposits and other.............................................   (2,990)      (7,226)
       Other assets...................................................   (2,776)      (1,177)
       Accounts payable and accrued expenses..........................      672        6,459
       Other..........................................................      631         (511)
                                                                        --------    --------
       Net cash used in operating activities..........................   (9,913)        (321)
                                                                        --------    --------
Cash flows from investing activities:
  Capital expenditures................................................   (3,773)      (3,691)
                                                                        --------    --------
     Net cash used in investing activities............................   (3,773)      (3,691)
                                                                        --------    --------
Cash flows from financing activities:
     Proceeds from loans payable and long term indebtedness...........   15,382       10,242
     Repayment of loans payable and long term indebtedness............   (2,289)      (2,003)
     Proceeds from loans, notes payable and subordinated indebtedness
      from Principal Stockholder......................................    1,408           --
     Repayment of loans and notes payable to Principal Stockholder....       --       (3,220)
     Subchapter S and other distributions.............................     (377)          --
                                                                        --------    --------
       Net cash provided by financing activities......................   14,124        5,019
                                                                        --------    --------
     Effect of exchange rate changes on cash..........................     (151)          31
                                                                        --------    --------
       Net increase in cash and cash equivalents......................      287        1,038
Cash and cash equivalents at beginning of period......................    2,229        2,492
                                                                        --------    --------
Cash and cash equivalents at end of period............................  $ 2,516     $  3,530
                                                                        ========    ========
Supplemental disclosures of cash flow information:
     Cash paid during the period for:
       Interest.......................................................  $ 3,214     $  4,970
       Taxes..........................................................  $   402     $    546

Supplemental information on non-cash investing and financing activities:

Capital lease obligations of $2,074 were incurred for the nine months ended September 30, 1996. There were no capital lease obligations incurred for the nine months ended September 30, 1995.

During September 1996, certain of the Companies declared the distribution of $7,600 of previously provided capital and $13,067 of previously undistributed earnings. Such amounts are included in subordinated and other indebtedness to stockholders.

            See accompanying notes to combined financial statements.

                           AMSCAN INC. AND AFFILIATES

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1996

(1) DESCRIPTION OF BUSINESS

     The accompanying special purpose combined financial statements include the accounts of Amscan Inc. and certain of its affiliates (the "Companies"). The Companies design, manufacture, contract for manufacture and distribute party and novelty goods to retailers and wholesale distributors principally in the United States, Canada and Europe.

  BASIS OF COMBINATION

     These combined financial statements present the Companies on a combined basis (or, with respect to less than majority-owned entities, on the equity basis) because of their common ownership by Mr. John A. Svenningsen (the "Principal Stockholder"). The name, the Principal Stockholder's ownership and a brief description of each of the combined entity's principal business activity is presented below.

                                            PRINCIPAL
                                          STOCKHOLDER'S
                   ENTITY                   OWNERSHIP              PRINCIPAL ACTIVITY
    ------------------------------------  -------------     --------------------------------
    Amscan Inc..........................       100%         Manufacturer -- paper tableware;
                                                              and distributor -- worldwide
    Am-Source, Inc......................        50%         Manufacturer -- plastic products
    Trisar, Inc.........................       100%         Manufacturer -- gift products
    Amscan Distributors (Canada) Ltd....       100%         Distributor -- Canada
    Amscan Holdings Limited.............        75%         Distributor -- United Kingdom
    Amscan (Asia Pacific) Pty. Ltd......        85%         Distributor -- Australia and
                                                            Asia
    Amscan Partyartikel GmbH............        95%         Distributor -- Germany
    Amscan Svenska AB...................       100%         Distributor -- Sweden
    Amscan de Mexico, S.A. de C.V.......        48%         Distributor -- Mexico
    JCS Realty Corp.....................       100%         Real estate -- Canada
    SSY Realty Corp.....................       100%         Real estate -- United States

     All material intercompany balances and transactions have been eliminated in combination.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  CASH EQUIVALENTS

     Highly liquid investments with a maturity of three months or less when purchased are considered to be cash equivalents.

  INVENTORIES

     Substantially all inventories of the Companies are valued at the lower of cost or market (principally on the first-in, first-out method).

  PROPERTY, PLANT, AND EQUIPMENT

     Property, plant and equipment are stated at cost. Machinery and equipment under capital leases are stated at the present value of the minimum lease payments at the inception of the lease.

                           AMSCAN INC. AND AFFILIATES

                               SEPTEMBER 30, 1996

     Depreciation is calculated principally on the straight-line method over the estimated useful lives of the assets. Machinery and equipment held under capital leases and leasehold improvements are amortized straight-line over the shorter of the lease term or estimated useful life of the asset.

  OTHER ASSETS

     Included in other assets are printing plates purchased from third-party vendors used in the Companies' manufacturing process. These assets are amortized on a straight-line basis over their estimated useful lives of three years. The amortization of such costs is included in cost of sales and was $864,000 (unaudited) and $1,127,000, respectively, for the nine months ended September 30, 1995 and 1996. The unamortized balance at September 30, 1996 was $3,081,000.

  REVENUE RECOGNITION

     The Companies recognize revenue from product sales when the goods are shipped to the customer. Product returns and warranty costs are immaterial.

  CATALOGUE COSTS

     The Companies expense costs associated with the production of annual catalogues when incurred.

  ART AND DEVELOPMENT COSTS

     Art and development costs are primarily internal costs that are not easily associated with specific designs which may reach commercial production. Accordingly, the Companies expense these costs as incurred.

  INCOME TAXES

     Certain of the affiliates have elected Subchapter S corporation status for U.S. federal and state income tax purposes. Income taxes, therefore, are principally the responsibility of the stockholders. Income taxes for all other entities, including foreign distributors, are computed in accordance with the tax laws in the jurisdictions in which the entities operate.

  FOREIGN CURRENCY TRANSACTIONS AND TRANSLATION

     Realized foreign currency exchange gains or losses, which result from the settlement of receivables or payables in currencies other than U.S. dollars, are credited or charged to operations. Unrealized gains or losses on foreign currency exchanges are insignificant.

     The balance sheets of foreign affiliates are translated into U.S. dollars at the exchange rates in effect on the balance sheet date. The results of operations of foreign affiliates are translated into U.S. dollars at the average exchange rates effective for the periods presented. The differences from historical exchange rates are reflected as a separate component of stockholders' equity.

  CONCENTRATION OF CREDIT RISK

     While the Companies' customers are geographically disbursed throughout North America, South America, Europe, Asia and Australia, there is a concentration of sales made to and accounts receivable from the stores which operate in the party superstore channel of distribution. At September 30, 1996, the Companies' two largest customers, with approximately 185 stores,

                           AMSCAN INC. AND AFFILIATES

                               SEPTEMBER 30, 1996

accounted for 14% of combined accounts receivable. For the nine months ended September 30, 1995 and 1996, sales to the Companies' two largest customers represented 16% (unaudited), and 21%, respectively, of combined net sales. Of such amount, sales to the Companies' largest customer represented 11% (unaudited) and 14%, respectively. No other group or combination of customers subjected the Companies to a concentration of credit risk.

  USE OF ESTIMATES

     Management has made estimates and assumptions relating to the reporting of assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

  RECENTLY ISSUED ACCOUNTING STANDARDS

     In October 1995, the Financial Accounting Standards Board (FASB) issued Statement on Financial Accounting Standards (SFAS) No. 123 -- Accounting for Stock-Based Compensation. As allowable by SFAS 123, the Companies do not intend to recognize compensation cost for stock-based employee compensation arrangements, but rather, starting with fiscal 1996, will disclose the pro-forma impact on net income and earnings per share as if the fair value stock-based compensation had been recognized starting with fiscal 1995.

     In March 1995, the FASB issued SFAS 121 -- Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. SFAS 121 did not have a significant impact on the financial position or results of operations of the Companies.

     Other pronouncements issued by the FASB or other authoritative accounting standard groups with future effective dates are either not applicable or not significant to the financial statements of the Companies.

(3) INVENTORIES

     Inventories at September 30, 1996 consisted of the following ($ in thousands):

    Finished goods............................................................  $41,210
    Raw materials.............................................................    2,977
    Work-in-process...........................................................    2,116
                                                                                -------
                                                                                 46,303
    Less: Reserve for slow moving and obsolete inventory......................   (1,229)
                                                                                -------
                                                                                $45,074
                                                                                =======

                           AMSCAN INC. AND AFFILIATES

                               SEPTEMBER 30, 1996

(4) PROPERTY, PLANT AND EQUIPMENT

     Major classifications of property, plant and equipment at September 30, 1996 consisted of the following ($ in thousands):

                                                                                ESTIMATED
                                                                               USEFUL LIVES
                                                                               ------------
    Machinery and equipment......................................  $ 21,557         5-15
    Data processing equipment....................................     7,762            5
    Leasehold improvements.......................................     5,000           25
    Furniture and fixtures.......................................     2,756           10
    Buildings....................................................    10,268        31-40
    Land.........................................................     1,920           --
                                                                    -------
                                                                     49,263
    Less: accumulated depreciation and amortization..............   (18,854)
                                                                    -------
                                                                   $ 30,409
                                                                    =======

     Depreciation and amortization expense was $2,029,000 (unaudited) and $2,189,000 for the nine months ended September 30, 1995 and 1996, respectively.

(5) LOANS PAYABLE

     In 1995, certain of the Companies entered into a revolving credit agreement with several banks which expires on September 20, 2000. Amounts available for borrowing under this agreement, subject to asset availability and other restrictions, are as follows:

    September 20, 1996 -- September 19, 1997..............................  $55,000,000
    September 20, 1997 -- September 20, 2000..............................  $60,000,000

     Such revolving credit agreement is collateralized by a first lien on certain of the assets of the Companies. The revolving credit agreement provides for interest on the borrowings to be based on either a prime borrowing rate or LIBOR plus 0.875%, whichever is lower. Additionally, the revolving credit agreement requires the Companies to comply with certain covenants including the maintenance of financial ratios, as defined. At September 30, 1996, the Companies were in compliance with all such covenants.

     Loans payable outstanding at September 30, 1996 consisted of the following ($ in thousands):

    Revolving credit line with interest at LIBOR plus 0.875% (6.59% at
      September 30, 1996).....................................................  $40,000
    Revolving credit line with interest at the prime rate (8.25% at September
      30, 1996)...............................................................    5,830
    Revolving credit line denominated in Canadian dollars with interest at the
      Canadian prime rate (5.75% at September 30, 1996).......................    1,455
    Revolving credit line denominated in British Pounds Sterling with interest
      at the U.K. Base rate plus 2% (7.75% at September 30, 1996).............      670
                                                                                -------
                                                                                $47,955
                                                                                =======

     The weighted average interest rate on loans payable outstanding at September 30, 1996 was 6.78%.

                           AMSCAN INC. AND AFFILIATES

                               SEPTEMBER 30, 1996

     The Companies are currently involved in three interest rate swap transactions covering $25,000,000 of the outstanding obligation under the revolving credit agreement. The transactions fix the interest rates as indicated below and entitle the Companies to settle with the counterparty on a quarterly basis, the product of the notional amount times the amount, if any, by which the ninety day LIBOR exceeds the fixed rate. Net payments to the counterparty under the swap agreements for the nine months ended September 30, 1995 and 1996, which have been recorded as additional interest expense, consisted of the following ($ in thousands):

                                                                            ADDITIONAL INTEREST
                                                                                  EXPENSE
                                   NOTIONAL                                 --------------------
          DATE OF CONTRACT          AMOUNT        TERM       FIXED RATE        1995         1996
    -----------------------------  --------     --------     ----------     -----------     ----
                                                                            (UNAUDITED)
    September 28, 1994...........  $  5,000     10 years        7.945%         $  68        $ 92
    May 12, 1995.................  $ 10,000      5 years        6.590%            24          79
    July 20, 1995................  $ 10,000     10 years        6.750%            16          91
                                                                                ----        ----
                                                                               $ 108        $262
                                                                                ====        ====

(6) LONG-TERM INDEBTEDNESS

     Long-term indebtedness at September 30, 1996 consisted of the following ($ in thousands):

    Mortgage obligations(a)...................................................  $ 6,422
    Term loans(b).............................................................    4,174
    Capital lease obligations(c)..............................................    4,134
                                                                                -------
      Total long-term indebtedness............................................   14,730
    Less: current installments................................................   (2,318)
                                                                                -------
    Long-term indebtedness, excluding current installments....................  $12,412
                                                                                =======

---------------
(a) Certain of the Companies have mortgage obligations payable to financial institutions relating to distribution facilities due through September 13, 2004. The mortgages are collateralized by specific real estate assets of the Companies and carry interest rates ranging from the Canadian prime rate plus 0.5% (6.25% as of September 30, 1996) to 8.51%. At September 30, 1996,
     $1,700,000 of mortgage obligations are denominated in Canadian dollars.

(b) Certain of the Companies have various term loans payable to financial institutions due through April 1, 2002. The loans are collateralized by specific assets of the Companies and carry interest rates which range from 8.01% to 9.5%.

(c) Certain of the Companies have entered into various capital leases for machinery and equipment with implicit interest rates ranging from 6.5% to 23.0% and which extend to 2001.

                           AMSCAN INC. AND AFFILIATES

                               SEPTEMBER 30, 1996

     At September 30, 1996, principal maturities of long-term indebtedness consisted of the following ($ in thousands):

                                                                 CAPITAL
              AT SEPTEMBER 30,             INDEBTEDNESS     LEASE OBLIGATIONS      TOTAL
    -------------------------------------  ------------     -----------------     -------
    1997.................................    $  1,649            $   907          $ 2,556
    1998.................................       1,339                942            2,281
    1999.................................       1,263                902            2,165
    2000.................................       1,216                834            2,050
    2001.................................       1,173              1,235            2,408
    Thereafter...........................       3,955                150            4,105
                                              -------             ------          -------
                                               10,595              4,970           15,565
    Amount representing interest.........          --               (835)            (835)
                                              -------             ------          -------
    Long-term indebtedness...............    $ 10,595            $ 4,135          $14,730
                                              =======             ======          =======

(7) DUE TO PRINCIPAL STOCKHOLDER

     Certain of the Companies owe $34,150,000 to the Principal Stockholder as of September 30, 1996 under a subordinated note with interest payable monthly. This note is subject to a subordination agreement among the Principal Stockholder, Amscan Inc., and the lenders involved with the revolving credit agreement as discussed in note (5). Under the terms of the subordination agreement, the payment of any principal evidenced by the subordinated note is prohibited. Interest is at the prime rate plus 0.5% (8.75% at September 30, 1996).

(8) EMPLOYEE BENEFIT PLANS

     Certain of the Companies maintain a profit-sharing plan for all eligible employees providing for annual discretionary contributions to a trust. As of January 1, 1995, the plan required the Companies to match 25% of the first 6% of an employee's contribution to the plan. Benefit expense for the nine months ended September 30, 1995 and 1996 totaled $459,000 (unaudited) and $466,000, respectively.

(9) SPECIAL BONUS ARRANGEMENTS

     During the periods presented, Amscan Inc. had employment agreements with certain key executives and senior managers which provided for these individuals to receive annual bonuses based upon the pre-tax income of Amscan Inc. and certain of its affiliates. These bonuses which amounted to approximately 18% to 20% of pre-tax income are reflected in the Combined Statements of Operations in the caption "Special Bonuses." At September 30, 1996, $3,300,000 was accrued for such bonuses and included in accrued expenses.

(10) INCOME TAXES

     The entities Amscan Inc., Am-Source, Inc., JCS Realty Corp. and SSY Realty Corp. have elected Subchapter S corporation status. Accordingly, these entities are generally not subject to federal and state income taxes, to the extent that states recognize Subchapter S corporation status.

     Current income tax expense and deferred taxes generally arise from taxes on income generated by foreign affiliates at the effective rate in effect in each of the taxing jurisdictions. Deferred taxes arising from timing differences are not significant.

     Domestic and foreign pre-tax income is $16,358,000 (unaudited) and $1,627,000 (unaudited), and $18,485,000 and $1,619,000, in each of the nine months ended September 30, 1995 and 1996, respectively.

                           AMSCAN INC. AND AFFILIATES

                               SEPTEMBER 30, 1996

     A summary of the operations subject to tax, their reported tax expense and effective tax rates for the nine months ended September 30, 1995 and 1996, consisted of the following ($ in thousands):

                                                         NINE MONTHS ENDED SEPTEMBER 30,
                                                 -----------------------------------------------
                                                         1995                      1996
                                                 ---------------------     ---------------------
                                                   TAX       EFFECTIVE       TAX       EFFECTIVE
                                                 EXPENSE       RATE        EXPENSE       RATE
                                                 -------     ---------     -------     ---------
                                                 (UNAUDITED)
    Amscan Distributors (Canada) Ltd...........   $ 294           36%       $ 204          38%
    Amscan Holdings Limited....................     174           33%         194          34%
    Amscan (Asia Pacific) Pty. Ltd.............      30           33%         101          34%
    Other......................................      --           --%         268           1%
                                                    ---                       ---
                                                  $ 498                     $ 767
                                                    ===                       ===

(11) COMMON STOCK
     Common Stock for each of the combined entities is as follows:
            Amscan Inc.:
          No par value; 1,000 shares authorized, 990 shares issued and outstanding (including 330 shares of treasury stock).
            Am-Source, Inc.:
          No par value; 1,000 shares authorized, 120 shares issued and outstanding.
            Trisar, Inc.:
          No par value; 10,000 shares authorized, 266.66 shares issued and outstanding.
            Amscan Distributors (Canada) Ltd.:
          $1 (Canadian) par value; 10,000 shares authorized, 3,000 shares issued and outstanding.
            Amscan Holdings Limited:
          Ordinary Shares:
            20p par value; 1,250,000 shares authorized, 287,500 issued and outstanding.
          Preference Shares:
           One British Pound Sterling par value; 5,000 shares authorized, issued and outstanding.
            Amscan (Asia Pacific) Pty. Ltd.:
          Aus. $1 par value; 10,000 shares authorized, 886 shares issued and outstanding.
            Amscan Partyartikel GmbH:
          No par value; 50,000 shares authorized, issued and outstanding.
            Amscan Svenska AB:
          No par value; 1,500 shares authorized, issued and outstanding.
        Amscan de Mexico, S.A. de C.V.:
             Class A Shares:
             No stated value, fixed capital; 31 shares authorized, issued and outstanding.
             Class A-1 Shares:
             No stated value, variable capital; 620 shares authorized, issued and outstanding.
             Class B Shares:
             No stated value, fixed capital; 29 shares authorized, issued and outstanding.
                  Class B-1 Shares:
             No stated value, variable capital; 580 shares authorized, issued and outstanding.
            JCS Realty Corp.:
          No par value; 200 shares authorized, one share issued and outstanding.
            SSY Realty Corp.:
          No par value; 200 shares authorized issued and outstanding.

                           AMSCAN INC. AND AFFILIATES

                               SEPTEMBER 30, 1996

(12) COMMITMENTS AND CONTINGENCIES

  LEASES

     The Companies are obligated under various capital leases for certain machinery and equipment which expire on various dates through June 1, 2001 (see also note (6)). At September 30, 1996, the amount of machinery and equipment and related accumulated amortization recorded under capital leases is included with property, plant and equipment and consisted of the following ($ in thousands):

    Machinery and equipment.....................................................  $5,146
    Less: accumulated amortization..............................................    (767)
                                                                                  ------
                                                                                  $4,379
                                                                                  ======

     Amortization of assets held under capitalized leases is included with depreciation expense.

     The Companies have several noncancelable operating leases with unaffiliated third parties, primarily for office and manufacturing space, showrooms, and warehouse equipment that expire over the next eight years. These leases generally contain renewal options and require the Companies to pay real estate taxes, utilities and related insurance.

     At September 30, 1996, certain of the Companies also had noncancelable operating leases with the Principal Stockholder and real estate entities owned either directly or indirectly by the Principal Stockholder ("Uncombined Affiliates") for warehouse and office space that expire over the next five years. Rent due to Uncombined Affiliates represents future commitments associated with property leased by the Companies from the Principal Stockholder or such entities owned directly or indirectly by the Principal Stockholder.

     At September 30, 1996 future minimum lease payments under all operating leases consisted of the following ($ in thousands):

                    FOR THE TWELVE
                     MONTHS ENDED                              UNCOMBINED
                     SEPTEMBER 30,           THIRD PARTIES     AFFILIATES      TOTAL
            -------------------------------  -------------     ----------     -------
            1997...........................     $ 3,068          $2,231       $ 5,299
            1998...........................       2,653           2,293         4,946
            1999...........................       1,709           2,357         4,066
            2000...........................       1,061           1,585         2,646
            2001...........................       1,043             418         1,461
            Thereafter.....................       2,426              --         2,426
                                                -------          ------       -------
                                                $11,960          $8,884       $20,844
                                                =======          ======       =======

     Rent expense for the nine months ended September 30, 1995 and 1996 was $1,781,000 (unaudited) and $3,878,000, respectively, of which $698,000
(unaudited) and $1,586,000, respectively, related to leases with Uncombined Affiliates.

(13) SEGMENT INFORMATION

  INDUSTRY SEGMENTS

     The Companies operate in primarily one industry segment which involves the design, manufacture, contract for manufacture and distribution of party and novelty goods to retailers and wholesale distributors.

                           AMSCAN INC. AND AFFILIATES

                               SEPTEMBER 30, 1996

  GEOGRAPHIC SEGMENTS

     The Companies' export sales, other than those intercompany sales reported below as sales between geographic areas, are not material. Sales between geographic areas primarily consist of sales of finished goods for distribution in the foreign markets.

     The Companies' geographic area data for the nine months ended September 30, 1995 and 1996 consisted of the following ($ in thousands):

                                              DOMESTIC     FOREIGN     ELIMINATIONS     COMBINED
                                              --------     -------     ------------     --------
NINE MONTHS ENDED SEPTEMBER 30, 1995
  (UNAUDITED)
Sales to unaffiliated customers.............  $113,102     $15,212                      $128,314
Sales between geographic areas..............     5,629          --       $ (5,629)            --
                                              --------     -------        -------       --------
Net sales...................................  $118,731     $15,212       $ (5,629)      $128,314
                                              ========     =======        =======       ========
Income from operations......................  $ 20,569     $ 1,393                      $ 21,962
                                              ========     =======
Interest expense, net.......................                                               4,386
Other income, net...........................                                                (409)
                                                                                        --------
Income before income taxes and minority
  interests.................................                                            $ 17,985
                                                                                        ========
Identifiable assets.........................  $111,328     $14,613                      $125,941
                                              ========     =======                      ========

                                              DOMESTIC     FOREIGN     ELIMINATIONS     COMBINED
                                              --------     -------       -------        --------
NINE MONTHS ENDED SEPTEMBER 30, 1996
Sales to unaffiliated customers.............  $129,810     $17,198                      $147,008
Sales between geographic areas..............     7,006          72         $(7,078)           --
                                              --------     -------        -------       --------
Net sales...................................  $136,816     $17,270         $(7,078)     $147,008
                                              ========     =======        =======       ========
Income from operations......................   $23,083      $1,289                       $24,372
                                              ========     =======
Interest expense, net.......................                                               4,569
Other income, net...........................                                               (301)
                                                                                        --------
Income before income taxes and minority
  interests.................................                                             $20,104
                                                                                        ========
Identifiable assets.........................  $132,834     $12,919                      $145,753
                                              ========     =======                      ========

(14) FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts for cash and cash equivalents, accounts receivables, deposits and other current assets, loans and notes payable, accounts payable, accrued expenses (non derivatives) and other current liabilities approximates fair value at September 30, 1996 because of the short term maturity of those instruments or their variable rate of interest.

     The carrying amounts for long term debt approximates fair value at September 30, 1996. Fair value has been estimated by discounting the future cash flow of each instrument at rates currently offered for similar debt instruments of comparable maturity.

     Fair value amounts for loans and notes payable to Principal Stockholder are not presented due to the related party nature of the indebtedness and the ability of the Principal Stockholder to amend the features of the debt instruments.

                           AMSCAN INC. AND AFFILIATES

                               SEPTEMBER 30, 1996

     The fair value of interest rate swaps is the estimated amount that the Bank would receive or pay to terminate the swap agreements at the reporting date, taking into account current interest rates and the current creditworthiness of the swap counterparties. Termination of the swap agreements at September 30, 1996 would require certain of the Companies to pay the Bank $358,000.

(15) PRO FORMA DATA AND SUPPLEMENTAL PRO FORMA DATA (UNAUDITED)

     In connection with a proposed initial public offering of its common stock (the "Offering") Amscan Holdings, Inc. was formed on October 3, 1996 for the purpose of becoming the holding company for the business conducted by the Companies. Such transfer of ownership will be accounted for in a manner similar to a pooling of interests and will result in Amscan Inc., Am-Source, Inc., JCS Realty Corp. and SSY Realty Corp. being taxed as Subchapter C corporations under federal and certain state income tax requirements.

     Pro forma net income for the nine months ended September 30, 1995 (unaudited) and 1996 give effect to pro forma income tax provisions at statutory rates (40.5%) assuming Amscan Inc., Am-Source, Inc., JCS Realty Corp. and SSY Realty Corp. had not elected Subchapter S corporation status for those periods.

     In addition to the pro forma additional income tax expense, there are other events contemplated in connection with the Offering that have been reflected in the supplemental pro forma net income for the nine months ended September 30, 1996 which causes such amount to be higher than the pro forma net income amount.

     The supplemental pro forma net income for the nine months ended September 30, 1996 gives effect to (i) reduction in compensation paid to certain employees to the extent such compensation exceeded the compensation payable to such individuals under certain prospective compensation agreements ($3,300,000), (ii) to reflect amortization of goodwill ($188,000) and elimination of minority interest related to the 50% acquisition of Am-Source, Inc. as if it were acquired at the beginning of the period presented ($1,138,000), (iii) to reflect the reduction of interest expense ($1,466,000) related to the repayment of bank indebtedness and subordinated indebtedness due to the Principal Stockholder from proceeds of the proposed Offering, as if it occurred at the beginning of the period presented, and (iv) to give effect to the tax effects of these adjustments at statutory rates (40.5%) assuming Amscan Inc., Am-Source, Inc., JCS Realty Corp. and SSY Realty Corp. had not elected Subchapter S corporation status ($9,512,000).

     The above pro forma and supplemental pro forma adjustments do not include anticipated non-recurring expenses of $12,320,000 and $3,000,000 relating to compensation expense to be incurred at the consummation of the Offering in connection with cash and stock to be paid to certain executives and employees, and the establishment of an ESOP and bonuses payable in shares of Common Stock for the benefit of the Company's domestic employees.

     The supplemental pro forma weighted average shares outstanding represent the contemplated number of shares expected to be outstanding immediately after the Offering.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters, for whom Goldman, Sachs & Co. and Alex. Brown & Sons Incorporated are acting as representatives, has severally agreed to purchase from the Company, the respective number of shares of Common Stock set forth opposite its name below:

                                                                             NUMBER OF
                                                                             SHARES OF
                                 UNDERWRITER                                COMMON STOCK
    ----------------------------------------------------------------------  ------------
    Goldman, Sachs & Co. .................................................    1,550,000
    Alex. Brown & Sons Incorporated.......................................    1,550,000
    Advest, Inc. .........................................................       60,000
    William Blair & Company, L.L.C. ......................................       60,000
    J.C. Bradford & Co. ..................................................       60,000
    Chase Securities Inc. ................................................      120,000
    Dain Bosworth Incorporated............................................       60,000
    Fahnestock & Co. Inc. ................................................       60,000
    Furman Selz LLC.......................................................       60,000
    Gruntal & Co., Incorporated...........................................       60,000
    Edward D. Jones & Co., L.P. ..........................................       60,000
    Morgan Keegan & Company, Inc. ........................................       60,000
    Morgan Stanley & Co. Incorporated.....................................      120,000
    Principal Financial Securities, Inc. .................................       60,000
    Tucker Anthony Incorporated...........................................       60,000
                                                                                -------
         Total............................................................    4,000,000
                                                                                =======

     Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

     The Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such price less a concession of $0.46 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives. It is expected that up to 375,000 shares of Common Stock will be sold by certain Underwriters to employees and certain customers of the Company at the initial public offering price set forth on the cover page of this Prospectus. Employees of the Company have been invited to purchase shares from such Underwriters in such amounts (of not less than 100 shares per employee) as they may request, subject to a limit that would depend on the level of overall employee interest. There is no assurance that such Underwriters will be able to fill all orders from employees or customers of the Company.

     The Company has granted the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 600,000 additional shares of Common Stock to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 4,000,000 shares of Common Stock offered.

     The Company, John A. Svenningsen and the SSY Trusts have agreed that, during the period beginning from the date of this Prospectus and continuing to and including the date 180 days after the date of the Prospectus, they will not offer, sell, contract to sell or otherwise dispose of any securities of the Company including, but not limited to any securities that are exercisable or exchangeable for, that represent the right to receive or that are convertible into or whose exercise or settlement price is derivable from the price of the Common Stock or any substantially similar securities without the prior written consent of the representatives of the Underwriters, except for

(i) the issuance of 250,000 shares to the ESOP and issuance of Common Stock to employees therefrom or in the form of stock bonuses to certain domestic employees and (ii) options under the Stock Option Plan.

     An affiliate of Chase Securities, Inc. from time to time engages in general financing and banking transactions with the Company and its affiliates in the normal course of business and is a lender under the Company's revolving credit agreement. An amount that may exceed 10% of the net proceeds from the sale of Common Stock will be used to repay indebtedness under the revolving credit agreement to such affiliate of Chase Securities, Inc. See "Use of Proceeds." Accordingly, this offering is being conducted in conformity with Rules 2710(8) and 2720(c)(3) of the Conduct Rules of the National Association of Securities Dealers, Inc. ("NASD"), which provide that, among other things, when an NASD member participates in an underwriting where more than 10% of the net offering proceeds, not including underwriting compensation, are intended to be paid to such member or its affiliate, the initial public offering price can be no higher than that recommended by a "qualified independent underwriter" meeting certain standards. In accordance with this requirement, Goldman, Sachs & Co. has served in such role and has recommended a price in compliance with the requirements of Rule 2720(c)(3). Goldman, Sachs & Co. will receive compensation from the Company in the amount of $10,000 for serving in such role. In connection with the offering, Goldman, Sachs & Co. in its role as qualified independent underwriter has performed due diligence investigations and reviewed and participated in the preparation of this Prospectus and the Registration Statement of which this Prospectus forms a part.

     The representatives of the Underwriters have informed the Company that they do not expect sales to accounts over which the Underwriters exercise discretionary authority to exceed five percent of the total number of shares of Common Stock offered by them.

     Prior to this Offering, there has been no public market for the shares. The initial public offering price will be negotiated among the Company and the representatives. Among the factors to be considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, will be the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

     The Common Stock has been approved for quotation on The Nasdaq Stock Market, Inc. under the symbol "AMSN."

     The Company, certain of its operating subsidiaries and John A. Svenningsen have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

          [GRAPHIC MATERIAL PHOTOGRAPHS OF CERTAIN OF THE COMPANY'S
                           MANUFACTURING EQUIPMENT]

------------------------------------------------------------
------------------------------------------------------------

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.
                             ---------------------
                               TABLE OF CONTENTS

                                             PAGE
                                             ----
Prospectus Summary.........................    3
The Company................................    7
Risk Factors...............................    7
Organization of the Company................   10
Use of Proceeds............................   13
Capitalization.............................   14
Dilution...................................   15
Selected Historical Combined
  Financial Data...........................   16
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...............................   19
Supplemental Pro Forma Combined Financial
  Statements (unaudited)...................   30
Business...................................   35
Management of the Company..................   43
Principal Stockholders.....................   51
Certain Related Transactions...............   52
Description of the Company's Capital
  Stock....................................   53
Shares Eligible for Future Sale............   56
Validity of Common Stock...................   58
Experts....................................   58
Other Information..........................   58
Index to Financial Statement...............  F-1
Index to Combined Financial Statements.....  F-1
Underwriting...............................  U-1

     THROUGH AND INCLUDING JANUARY 12, 1997 (THE 25TH DAY AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

------------------------------------------------------------
------------------------------------------------------------

------------------------------------------------------------
------------------------------------------------------------

                                4,000,000 SHARES

                             AMSCAN HOLDINGS, INC.

                                  COMMON STOCK
                          (PAR VALUE $0.10 PER SHARE)

                            ------------------------

                                      LOGO
                            ------------------------

                              GOLDMAN, SACHS & CO.

                               ALEX. BROWN & SONS
                                  INCORPORATED

                      REPRESENTATIVES OF THE UNDERWRITERS

------------------------------------------------------------
------------------------------------------------------------